## Table of Contents

**Nondeposit investment products are not federally insured, involve investment risk, may lose value and are not obligations of or guaranteed by any financial institution.** For more complete information about Ultra Series Fund, including charges and expenses, request a prospectus from your financial advisor or from CMFG Life Insurance Company, 2000 Heritage Way, Waverly, IA 50677. Consider the investment objectives, risks, and charges and expenses of any fund carefully before investing. The prospectus contains this and other information about the investment company. For more current Ultra Series Fund performance information, please call 1-800-670-3600. Current performance may be lower or higher than the performance data quoted within. Past performance does not guarantee future results. Nothing in this report represents a recommendation of a security by the investment adviser. Portfolio holdings may have changed since the date of this report.

# ULTRA SERIES FUND PERFORMANCE

| | Average Annual Total Returns | | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Monthly as of June 30, 2013 | | | | | | | | | Quarterly as of June 30, 2013 | | | | | | | |
| | One Month | Three Months | Year-to-Date | One Year | Three Years | Five Years | Ten Years | Since Class I Inception | Since Class II Inception | Year-to-Date | One Year | Three Years | Five Years | Ten Years | Since Class I Inception | Since Class II Inception | Expense Ratio |
| **FIXED INCOME FUNDS** | | | | | | | | | | | | | | | | | |
| **Money Market Fund -Class I Inception Date 1/3/1985, Class II Inception Date 5/1/2009** | | | | | | | | | | | | | | | | | |
| Class I | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.13% | 1.49% | 3.85% | N/A | 0.00% | 0.00% | 0.00% | 0.13% | 1.49% | 3.85% | N/A | 0.47% |
| Class II | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | N/A | N/A | N/A | 0.00% | 0.00% | 0.00% | 0.00% | N/A | N/A | N/A | 0.00% | 0.72% |
| 90-day U.S. T-Bill (Citigroup/Salomon) | 0.00% | 0.02% | 0.03% | 0.08% | 0.09% | 0.23% | 1.63% | 4.00% | 0.41% | 0.03% | 0.08% | 0.09% | 0.23% | 1.63% | 4.00% | 0.41% | |
| **Core Bond Fund - Class I Inception Date 1/3/1985, Class II Inception Date 5/1/2009** | | | | | | | | | | | | | | | | | |
| Class I | -1.51% | -2.26% | -2.27% | -0.93% | 2.83% | 4.35% | 3.76% | 6.46% | N/A | -2.27% | -0.93% | 2.83% | 4.35% | 3.76% | 6.46% | N/A | 0.57% |
| Class II | -1.53% | -2.32% | -2.39% | -1.18% | 2.58% | N/A | N/A | N/A | 4.33% | -2.39% | -1.18% | 2.58% | N/A | N/A | N/A | 4.33% | 0.81% |
| Bank of America Merrill Lynch US Corp. Govt. & Mtg. Index | -1.64% | -2.48% | -2.62% | -0.79% | 3.50% | 5.19% | 4.57% | 7.65% | 5.00% | -2.62% | -0.79% | 3.50% | 5.19% | 4.57% | 7.65% | 5.00% | |
| **High Income Fund - Class I Inception Date 10/31/2000, Class II Inception Date 5/1/2009** | | | | | | | | | | | | | | | | | |
| Class I | -2.49% | -1.76% | 0.02% | 5.56% | 8.29% | 8.54% | 7.17% | 6.98% | N/A | 0.02% | 5.56% | 8.29% | 8.54% | 7.17% | 6.98% | N/A | 0.77% |
| Class II | -2.51% | -1.82% | -0.10% | 5.30% | 8.02% | N/A | N/A | N/A | 10.57% | -0.10% | 5.30% | 8.02% | N/A | N/A | N/A | 10.57% | 1.02% |
| Bank of America Merrill Lynch US High Yield Master II Constrained Index | -2.67% | -1.35% | 1.46% | 9.55% | 10.37% | 10.70% | 8.75% | 8.38% | 16.57% | 1.46% | 9.55% | 10.37% | 10.70% | 8.75% | 8.38% | 16.57% | |

Class I and II shares of the fund are offered to separate accounts of CMFG Life Insurance Company ("CMFG Life Accounts"), while Class I shares are also offered to certain of its pension plans. Investments in the fund by CMFG Life Accounts are made through variable annuity or variable life insurance contracts.

Performance data quoted represents past performance. Past performance does not guarantee future results. Fund returns are calculated after fund level expenses have been subtracted. Class II returns also include Rule12b-1 fees. However, fund returns shown do not include any separate account fees, charges, or expenses imposed by the variable annuity and variable life insurance contracts that invest in the fund. If these fees, charges or expenses were included, fund returns would have been lower. For specific charges and expenses associated with your contract, please refer to the prospectus. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-670-3600 for performance current to the most recent month-end. This piece must be accompanied or preceded by a current prospectus. An investment in any Ultra Series Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation, the National Credit Union Administration or any other government agency. Although the Money Market Fund seeks to preserve the value of the investment at $1.00 per share, it is possible to lose money by investing in the fund. Mutual funds are subject to investment risk. MFD Distributor, LLC. July 2, 2013.

Not Part of the Semi-annual Report

**Ultra Series Fund Performance (continued)**

| | Average Annual Total Returns | | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Monthly as of June 30, 2013 | | | | | | | | | Quarterly as of June 30, 2013 | | | | | | | |
| | One Month | Three Months | Year-to-Date | One Year | Three Years | Five Years | Ten Years | Since Class I Inception | Since Class II Inception | Year-to-Date | One Year | Three Years | Five Years | Ten Years | Since Class I Inception | Since Class II Inception | Expense Ratio |
| **HYBRID FUNDS** | | | | | | | | | | | | | | | | | |
| **Diversified Income Fund -Class I Inception Date 1/3/1985, Class II Inception Date 5/1/2009** | | | | | | | | | | | | | | | | | |
| Class I | -0.91% | 0.64% | 7.75% | 11.28% | 11.65% | 7.68% | 6.47% | 8.42% | N/A | 7.75% | 11.28% | 11.65% | 7.68% | 6.47% | 8.42% | N/A | 0.72% |
| Class II | -0.93% | 0.57% | 7.62% | 11.00% | 11.38% | N/A | N/A | N/A | 11.89% | 7.62% | 11.00% | 11.38% | N/A | N/A | N/A | 11.89% | 0.97% |
| Custom Blended Index (50% Fixed 50% Equity)[4] | -2.44% | -0.76% | 4.35% | 8.44% | 10.68% | 6.36% | 6.13% | NA | 11.50% | 4.35% | 8.44% | 10.68% | 6.36% | 6.13% | NA | 11.50% | |
| **Conservative Allocation Fund - Class I Inception Date 6/30/2006, Class II Inception Date 5/1/2009** | | | | | | | | | | | | | | | | | |
| Class I | -1.83% | -1.27% | 1.58% | 6.46% | 7.28% | 4.02% | N/A | 4.08% | N/A | 1.58% | 6.46% | 7.28% | 4.02% | N/A | 4.08% | N/A | 1.01% |
| Class II | -1.85% | -1.33% | 1.45% | 6.19% | 7.01% | N/A | N/A | N/A | 8.59% | 1.45% | 6.19% | 7.01% | N/A | N/A | N/A | 8.59% | 1.26% |
| Bank of America Merrill Lynch US Corp. Govt. & Mtg. Index | -1.64% | -2.48% | -2.62% | -0.79% | 3.50% | 5.19% | N/A | 5.66% | 5.00% | -2.62% | -0.79% | 3.50% | 5.19% | N/A | 5.66% | 5.00% | |
| Conservative Allocation Custom Index[1] | -2.86% | -2.09% | 1.27% | 5.17% | 8.05% | 5.80% | N/A | 5.77% | 10.36% | 1.27% | 5.17% | 8.05% | 5.80% | N/A | 5.77% | 10.36% | |
| **Moderate Allocation Fund - Class I Inception Date 6/30/2006, Class II Inception Date 5/1/2009** | | | | | | | | | | | | | | | | | |
| Class I | -1.72% | -0.12% | 5.43% | 11.27% | 10.39% | 3.09% | N/A | 3.58% | N/A | 5.43% | 11.27% | 10.39% | 3.09% | N/A | 3.58% | N/A | 1.11% |
| Class II | -1.74% | -0.18% | 5.30% | 10.99% | 10.12% | N/A | N/A | N/A | 10.98% | 5.30% | 10.99% | 10.12% | N/A | N/A | N/A | 10.98% | 1.36% |
| S&P 500 Index | -1.34% | 2.91% | 13.82% | 20.60% | 18.45% | 7.01% | N/A | 5.65% | 18.26% | 13.82% | 20.60% | 18.45% | 7.01% | N/A | 5.65% | 18.26% | |
| Moderate Allocation Custom Index[2] | -2.53% | -0.66% | 4.95% | 10.97% | 11.25% | 5.85% | N/A | 5.62% | 14.20% | 4.95% | 10.97% | 11.25% | 5.85% | N/A | 5.62% | 14.20% | |
| **Aggressive Allocation Fund - Class I Inception Date 6/30/2006, Class II Inception Date 5/1/2009** | | | | | | | | | | | | | | | | | |
| Class I | -1.75% | 0.45% | 8.17% | 15.07% | 12.44% | 1.96% | N/A | 2.97% | N/A | 8.17% | 15.07% | 12.44% | 1.96% | N/A | 2.97% | N/A | 1.21% |
| Class II | -1.77% | 0.38% | 8.04% | 14.78% | 12.15% | N/A | N/A | N/A | 13.06% | 8.04% | 14.78% | 12.15% | N/A | N/A | N/A | 13.06% | 1.46% |
| S&P 500 Index | -1.34% | 2.91% | 13.82% | 20.60% | 18.45% | 7.01% | N/A | 5.65% | 18.26% | 13.82% | 20.60% | 18.45% | 7.01% | N/A | 5.65% | 18.26% | |
| Aggressive Allocation Custom Index[3] | -2.30% | 0.62% | 8.26% | 16.94% | 13.96% | 5.31% | N/A | 5.09% | 17.72% | 8.26% | 16.94% | 13.96% | 5.31% | N/A | 5.09% | 17.72% | |

[1]Conservative Allocation Custom Index consists of 65% Bank of America Merrill Lynch U.S. Corp. Govt. & Mtg. Index, 30% Russell 1000 Index and 5% MSCI EAFE Index.

[2]Moderate Allocation Custom Index consists of 45% Russell 3000 Index, 40% Bank of America Merrill Lynch U.S. Corp. Govt. & Mtg. Index and 15% MSCI EAFE Index.

[3]Aggressive Allocation Custom Index consists of 55% Russell 3000 Index, 15% Bank of America Merrill Lynch U.S. Corp. Govt. & Mtg. Index and 30% MSCI EAFE Index.

[4]Custom Blended Index consists of 50% Bank of America Merrill Lynch U.S. Corp. Govt. & Mtg. Index and 50% S&P 500 Index.

Not Part of the Semi-annual Report

**Ultra Series Fund Performance (continued)**

| | Average Annual Total Returns | | | | | | | | | | | | | Expense Ratio |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Monthly as of June 30, 2013 | | | | | | | | Quarterly as of June 30, 2013 | | | | | | |
| | One Month | Three Months | Year-to-Date | One Year | Three Years | Five Years | Ten Years | Since Class I Inception | Year-to-Date | One Year | Three Years | Five Years | Ten Years | Since Class I Inception | |
| **HYBRID FUNDS (continued)** | | | | | | | | | | | | | | | |
| **Madison Target Retirement 2020 Fund[5] - Inception Date 10/1/2007** | | | | | | | | | | | | | | | |
| Class I | -1.84% | -0.72% | 3.67% | 9.24% | 9.25% | 2.41% | N/A | 0.65% | 3.67% | 9.24% | 9.25% | 2.41% | N/A | 0.65% | 0.63% |
| Dow Jones Global Target 2020 Index | -1.66% | -1.33% | 1.95% | 7.01% | 8.66% | 4.77% | N/A | 3.16% | 1.95% | 7.01% | 8.66% | 4.77% | N/A | 3.16% | |
| **Madison Target Retirement 2030 Fund[6] - Inception Date 10/1/2007** | | | | | | | | | | | | | | | |
| Class I | -1.84% | -0.01% | 6.05% | 12.49% | 10.71% | 2.56% | N/A | 0.47% | 6.05% | 12.49% | 10.71% | 2.56% | N/A | 0.47% | 0.63% |
| Dow Jones Global Target 2030 Index | -1.91% | -0.63% | 5.15% | 12.27% | 11.63% | 5.21% | N/A | 2.79% | 5.15% | 12.27% | 11.63% | 5.21% | N/A | 2.79% | |
| **Madison Target Retirement 2040 Fund[7] - Inception Date 10/1/2007** | | | | | | | | | | | | | | | |
| Class I | -1.83% | 0.34% | 7.32% | 13.99% | 11.63% | 1.95% | N/A | -0.25% | 7.32% | 13.99% | 11.63% | 1.95% | N/A | -0.25% | 0.63% |
| Dow Jones Global Target 2040 Index | -2.10% | -0.12% | 7.53% | 16.22% | 13.54% | 5.56% | N/A | 2.70% | 7.53% | 16.22% | 13.54% | 5.56% | N/A | 2.70% | |
| **Madison Target Retirement 2050 Fund[8] - Inception Date 1/3/2011** | | | | | | | | | | | | | | | |
| Class I | -1.73% | 0.74% | 8.71% | 15.94% | N/A | N/A | N/A | 7.82% | 8.71% | 15.94% | N/A | N/A | N/A | 7.82% | 0.63% |
| Dow Jones Global Target 2050 Index | -2.14% | 0.01% | 8.10% | 17.16% | N/A | N/A | N/A | 7.11% | 8.10% | 17.16% | N/A | N/A | N/A | 7.11% | |

[5]Madison Asset Management, LLC (the "Adviser") waived 0.20% of its 0.40% management fee for the Target Retirement 2020 Fund from October 1, 2009 through February 17, 2011, at which time the fee was permanently reduced to 0.20%. If the Adviser had not waived these expenses, fund returns would have been lower. On September 1, 2011, shareholders of the Target Date Funds approved a new fee arrangement which includes an investment advisory fee of 0.25% annualized and a services agreement fee of 0.05% annualized.

[6]The Adviser waived 0.20% of its 0.40% management fee for the Target Retirement 2030 Fund from October 1, 2009 through February 17, 2011, at which time the fee was permanently reduced to 0.20%. If the Adviser had not waived these expenses, fund returns would have been lower. On September 1, 2011, shareholders of the Target Date Funds approved a new fee arrangement which includes an investment advisory fee of 0.25% annualized and a services agreement fee of 0.05% annualized.

[7]The Adviser waived 0.20% of its 0.40% management fee for the Target Retirement 2040 Fund from October 1, 2009 through February 17, 2011, at which time the fee was permanently reduced to 0.20%. If the Adviser had not waived these expenses, fund returns would have been lower. On September 1, 2011, shareholders of the Target Date Funds approved a new fee arrangement which includes an investment advisory fee of 0.25% annualized and a services agreement fee of 0.05% annualized.

[8]The Adviser waived 0.20% of its 0.40% management fee for the Target Retirement 2050 Fund since the Fund's inception date of January 3, 2011 through February 17, 2011, at which time the fee was permanently reduced to 0.20%. If the Adviser had not waived these expenses, fund returns would have been lower. On September 1, 2011, shareholders of the Target Date Funds approved a new fee arrangement which includes an investment advisory fee of 0.25% annualized and a services agreement fee of 0.05% annualized.

Not Part of the Semi-annual Report

**Ultra Series Fund Performance (continued)**

| | Average Annual Total Returns | | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Monthly as of June 30, 2013 | | | | | | | | | Quarterly as of June 30, 2013 | | | | | | | |
| | One Month | Three Months | Year-to-Date | One Year | Three Years | Five Years | Ten Years | Since Class I Inception | Since Class II Inception | Year-to-Date | One Year | Three Years | Five Years | Ten Years | Since Class I Inception | Since Class II Inception | Expense Ratio |
| **EQUITY FUNDS - maximum sales charge 5.75%** | | | | | | | | | | | | | | | | | |
| **Large Cap Value Fund - Class I Inception Date 1/3/1985, Class II Inception Date 5/1/2009** | | | | | | | | | | | | | | | | | |
| Class I | -0.51% | 2.47% | 13.69% | 18.66% | 17.52% | 4.95% | 6.27% | 9.45% | N/A | 11.82% | 11.82% | 9.15% | -0.56% | 5.83% | 9.13% | N/A | 0.62% |
| Class II | -0.53% | 2.41% | 13.55% | 18.36% | 17.23% | N/A | N/A | N/A | 15.88% | 11.55% | 11.55% | 8.88% | N/A | N/A | N/A | 14.19% | 0.87% |
| Russell 1000® Value Index | -0.88% | 3.20% | 15.90% | 25.32% | 18.51% | 6.67% | 7.79% | 11.26% | 18.80% | 17.51% | 17.51% | 10.86% | 0.59% | 7.38% | 10.89% | 16.81% | |
| **Large Cap Growth Fund - Class I Inception Date 1/3/1994, Class II Inception Date 5/1/2009** | | | | | | | | | | | | | | | | | |
| Class I | -2.18% | 1.78% | 10.10% | 14.72% | 14.10% | 5.02% | 6.21% | 7.96% | N/A | 11.20% | 11.20% | 7.21% | 1.32% | 6.43% | 7.63% | N/A | 0.82% |
| Class II | -2.20% | 1.71% | 9.96% | 14.43% | 13.81% | N/A | N/A | N/A | 13.54% | 10.93% | 10.93% | 6.94% | N/A | N/A | N/A | 12.56% | 1.07% |
| Russell 1000® Growth Index | -1.88% | 2.06% | 11.80% | 17.07% | 18.68% | 7.47% | 7.40% | 7.78% | 18.30% | 15.26% | 15.26% | 11.35% | 3.12% | 7.52% | 7.35% | 17.40% | |
| **Mid Cap Fund - Class I Inception Date 10/31/2000, Class II Inception Date 5/1/2009** | | | | | | | | | | | | | | | | | |
| Class I | -0.69% | 1.54% | 12.43% | 21.25% | 19.01% | 6.69% | 8.29% | 1.40% | N/A | 16.24% | 16.24% | 13.41% | 2.67% | 8.53% | 0.48% | N/A | 0.91% |
| Class II | -0.71% | 1.48% | 12.29% | 20.95% | 18.71% | N/A | N/A | N/A | 18.81% | 15.95% | 15.95% | 13.13% | N/A | N/A | N/A | 17.84% | 1.16% |
| Russell Midcap® Index | -1.21% | 2.21% | 15.45% | 25.41% | 19.53% | 8.28% | 10.65% | 7.61% | 21.31% | 17.28% | 17.28% | 13.15% | 3.57% | 10.65% | 6.67% | 19.73% | |
| **Small Cap Fund - Class I Inception Date 5/1/2007, Class II Inception Date 5/1/2009** | | | | | | | | | | | | | | | | | |
| Class I | -1.05% | 1.86% | 13.93% | 23.37% | 18.73% | 11.56% | N/A | 6.67% | N/A | 15.39% | 15.39% | 13.87% | 7.66% | N/A | 4.84% | N/A | 1.11% |
| Class II | -1.07% | 1.80% | 13.79% | 23.06% | 18.43% | N/A | N/A | N/A | 20.75% | 15.10% | 15.10% | 13.59% | N/A | N/A | N/A | 19.60% | 1.36% |
| Russell 2000® Index | -0.51% | 3.08% | 15.86% | 24.21% | 18.67% | 8.77% | N/A | 4.46% | 19.78% | 16.35% | 16.35% | 12.25% | 3.56% | N/A | 2.17% | 17.91% | |
| **International Stock Fund - Class I Inception Date 10/31/2000, Class II Inception Date 5/1/2009** | | | | | | | | | | | | | | | | | |
| Class I | -2.55% | -1.41% | 2.70% | 17.67% | 12.05% | 1.87% | 8.64% | 4.91% | N/A | 21.31% | 21.31% | 6.24% | -1.20% | 9.35% | 4.89% | N/A | 1.22% |
| Class II | -2.57% | -1.47% | 2.57% | 17.38% | 11.78% | N/A | N/A | N/A | 12.20% | 21.01% | 21.01% | 5.98% | N/A | N/A | N/A | 13.18% | 1.47% |
| MSCI EAFE Index (net) | -3.55% | -0.98% | 4.10% | 18.62% | 10.04% | -0.63% | 7.67% | 3.30% | 11.41% | 17.32% | 17.32% | 3.56% | -3.69% | 8.21% | 3.09% | 11.81% | |

Not Part of the Semi-annual Report

# Review of Period

The first half of 2013 demonstrated the resilience of the U.S. economy, particularly when compared to the difficulties seen overseas. Emerging market volatility escalated as expectations for world economic growth were lowered given a slowdown in China and continued struggles in Europe. Meanwhile, investors in the domestic markets were encouraged as U.S. economic growth remained more or less on track, overcoming some sizeable fiscal headwinds along the way. With helpful incremental boosts from housing, autos, and emergent energy production, consensus estimates for 2013 U.S. economic growth remained positive at near 2.0%. Robust corporate profit margins gave little indication of retreating from their lofty status. U.S. investors responded in kind to this spate of good news, sending U.S. stocks up sharply during the period's opening months.

The second half of the period looked to follow suit, as the private economy showed remarkable resilience. U.S. economic growth appeared on track to remain near 2% for 2013. Given the fiscal headwind, this suggested an impressive private economic growth rate of approximately 4%. Ironically, this good news on the U.S. economic front was not so well received once investors realized it could result in a shift in Federal Reserve stimulus. In late June, Fed Chairman Ben Bernanke, responding to the buoyancy of the private economy, announced that the Fed would likely begin to cut back on its extreme level of monetary policy. In short, it projected a planned tapering of quantitative easing, eventually taking the $85 billion of monthly government bond purchases down to zero by mid 2014 – assuming the economy remains on its recent trajectory. The Fed was clearly communicating that U.S. economic growth appeared to be sustainable without the aid of extreme monetary measures. In a vacuum, this might sound like good news, but to liquidity-induced investors, it was anything but. Equity markets sold off on the perceived "tightening" by the Fed.

Even with this late-quarter pullback, the domestic markets produced exceptional returns, with the S&P 500 rising 13.82% for the period. Smaller stocks also did well domestically, with the Russell Midcap® Index up 15.45% and the major small cap indices up slightly more than this. The broad international indices also remained positive, with the MSCI EAFE Index (net) up 4.10%, although the emerging markets were harder hit, as the Russell Emerging Markets Index dipped -7.90%.

On the bond side, results were less celebratory, as the strength in the economy translated into higher interest rates. As interest rates rise, the value of existing, lower-yielding bonds drop. Intermediate investment grade bond returns entered negative territory for the first time since the fourth quarter 2010 as investors interpreted Federal Reserve comments to mean monetary easing may soon diminish. In response, interest rates shifted significantly higher as market participants reexamined valuations given prospects for reduced Fed intervention. The broad bond market in the U.S. dropped -2.44% as measured by the Barclays U.S. Aggregate Index, while the Morningstar World Bond category fell -4.59%.

## OUTLOOK

We believe real GDP will grow in the 2% range during the second half of 2013 aided by amplified confidence and reduced fiscal drag brought about by the sequester. Business confidence is expected to increase as more clarity surfaces in regard to fiscal, regulatory, and tax issues. In addition, consumer confidence should rise as the employment situation continues to strengthen and wealth expands through gains in both the housing and stock markets. Lastly, inflation is likely to remain at the lower end of the Fed's target range given recent trends in commodity prices along with moderate wage gains. We plan to carefully monitor and adjust our economic forecast based upon economic reports, fiscal policy, and geopolitical events. We believe fixed income markets will remain volatile as investors speculate about fading Fed intervention and recent performance causes a shift in retail exposure to fixed income.

# CONSERVATIVE ALLOCATION FUND

**INVESTMENT STRATEGY HIGHLIGHTS**

The Ultra Series Conservative Allocation Fund invests primarily in shares of registered investment companies (the "underlying funds"). The fund will be diversified among a number of asset classes and its allocation among underlying funds will be based on an asset allocation model developed by Madison Asset Management, LLC ("Madison"), the fund's investment adviser.

The team may use multiple analytical approaches to determine the appropriate asset allocation, including:

- **Asset allocation optimization analysis** – considers the degree to which returns in different asset classes do or do not move together, and the fund's aim to achieve a favorable overall risk profile for any targeted portfolio return.
- **Scenario analysis** – historical and expected return data is analyzed to model how individual asset classes and combinations of asset classes would affect the fund under different economic and market conditions.
- **Fundamental analysis** – draws upon Madison's investment teams to judge each asset class against current and forecasted market conditions. Economic, industry and security analysis is used to develop return and risk expectations that may influence asset class selection.

In addition, Madison has a flexible mandate which permits the fund, at the sole discretion of Madison, to materially reduce equity risk exposures when and if conditions are deemed to warrant such an action..

**PORTFOLIO ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/13**

| | |
|---|---|
| Bond Funds | 59.8% |
| Foreign Bond Funds | 6.7% |
| Stock Funds | 27.1% |
| Foreign Stock Funds | 5.3% |
| Money Market Funds and Other Net Assets | 1.1% |

**PERFORMANCE DISCUSSION**

The Ultra Series Conservative Allocation Fund (Class I) returned 1.58% over the first six months of 2013, outperforming both a custom blended benchmark return of 1.27% and slightly outperforming the Morningstar Conservative Allocation category average return of 1.50%. The two greatest positive contributors to performance were the fund's relative overweight to U.S. stocks within the equity allocation, and a below-benchmark duration within the fixed income portion of the portfolio. The broad U.S. stock market (Russell 3000 Index) outperformed the international market (MSCI EAFE Index) by approximately 10% over the period. Bonds were hurt by a significant rise in interest rates since the end of 2012 as the yield on 10-year U.S. Treasury bonds moved up 0.72%. However, our more modest duration and floating rate holdings served to mitigate the losses within our fixed income holdings. The two most negative detractors from performance were the fund's exposure to emerging markets debt and weak selection among our core U.S. equity positions. Emerging markets debt was dually impacted by the sharp rise in interest rates and a strengthening U.S. Dollar.

# MODERATE ALLOCATION FUND

**INVESTMENT STRATEGY HIGHLIGHTS**

The Ultra Series Moderate Allocation Fund invests primarily in shares of registered investment companies (the "underlying funds"). The fund will be diversified among a number of asset classes and its allocation among underlying funds will be based on an asset allocation model developed by Madison Asset Management, LLC ("Madison"), the fund's investment adviser.

The team may use multiple analytical approaches to determine the appropriate asset allocation, including:

- **Asset allocation optimization analysis** – considers the degree to which returns in different asset classes do or do not move together, and the fund's aim to achieve a favorable overall risk profile for any targeted portfolio return.
- **Scenario analysis** – historical and expected return data is analyzed to model how individual asset classes and combinations of asset classes would affect the fund under different economic and market conditions.
- **Fundamental analysis** – draws upon Madison's investment teams to judge each asset class against current and forecasted market conditions. Economic, industry and security analysis is used to develop return and risk expectations that may influence asset class selection.

In addition, Madison has a flexible mandate which permits the fund, at the sole discretion of Madison, to materially reduce equity risk exposures when and if conditions are deemed to warrant such an action..

| PORTFOLIO ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/13 | |
| --- | --- |
| Bond Funds | 35.9% |
| Foreign Bond Funds | 2.8% |
| Stock Funds | 49.9% |
| Foreign Stock Funds | 10.6% |
| Money Market Funds and Other Net Assets | 0.8% |

**PERFORMANCE DISCUSSION**

The Ultra Series Moderate Allocation Fund (Class I) returned 5.43% over the first six months of 2013, outperforming a custom blended benchmark return of 4.95%, but slightly underperforming the Morningstar Moderate Allocation category average return of 5.92%. The two greatest positive contributors to performance were the fund's relative overweight to U.S. stocks within the equity allocation, and a below-benchmark duration within the fixed income portion of the portfolio. The broad U.S. stock market (Russell 3000 Index) outperformed the international market (MSCI EAFE Index) by approximately 10% over the period. Bonds were hurt by a significant rise in interest rates since the end of 2012 as the yield on 10-year U.S. Treasury bonds moved up 0.72%. However, our more modest duration and floating rate holdings served to mitigate the losses within our fixed income holdings. The two most negative detractors from performance were the fund's exposure to emerging markets debt and weak selection among our core U.S. equity positions. Emerging markets debt was dually impacted by the sharp rise in interest rates and a strengthening U.S. Dollar.

# AGGRESSIVE ALLOCATION FUND

### INVESTMENT STRATEGY HIGHLIGHTS

The Ultra Series Aggressive Allocation Fund invests primarily in shares of registered investment companies (the "underlying funds"). The fund will be diversified among a number of asset classes and its allocation among underlying funds will be based on an asset allocation model developed by Madison Asset Management, LLC ("Madison"), the fund's investment adviser. The team may use multiple analytical approaches to determine the appropriate asset allocation, including:

- **Asset allocation optimization analysis** – considers the degree to which returns in different asset classes do or do not move together, and the fund's aim to achieve a favorable overall risk profile for any targeted portfolio return.
- **Scenario analysis** – historical and expected return data is analyzed to model how individual asset classes and combinations of asset classes would affect the fund under different economic and market conditions.
- **Fundamental analysis** – draws upon Madison's investment teams to judge each asset class against current and forecasted market conditions. Economic, industry and security analysis is used to develop return and risk expectations that may influence asset class selection.

In addition, Madison has a flexible mandate which permits the fund, at the sole discretion of Madison, to materially reduce equity risk exposures when and if conditions are deemed to warrant such an action..

| PORTFOLIO ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/13 | |
| --- | --- |
| Bond Funds | 13.6% |
| Stock Funds | 70.2% |
| Foreign Stock Funds | 15.5% |
| Money Market Funds and Other Net Assets | 0.7% |

### PERFORMANCE DISCUSSION

The Ultra Series Aggressive Allocation Fund (Class I) returned 8.17% over the first six months of 2013, slightly underperforming a custom blended benchmark return of 8.26%, but outperforming the Morningstar Aggressive Allocation category average return of 7.20%. The two greatest positive contributors to performance were the fund's relative overweight to U.S. stocks within the equity allocation, and a below-benchmark duration within the fixed income portion of the portfolio. The broad U.S. stock market (Russell 3000 Index) outperformed the international market (MSCI EAFE Index) by approximately 10% over the period. Bonds were hurt by a significant rise in interest rates since the end of 2012 as the yield on 10-year U.S. Treasury bonds moved up 0.72%. However, our more modest duration served to mitigate the losses within our fixed income holdings. The two most negative detractors from performance were the fund's underweighting to small cap stocks and weak selection among our core U.S. equity positions.

# MONEY MARKET FUND

**INVESTMENT STRATEGY HIGHLIGHTS**

The Ultra Series Money Market Fund invests exclusively in U.S. dollar-denominated money market securities maturing in thirteen months or less from the date of purchase. These securities will be obligations of the U.S. Government and its agencies and instrumentalities, but may also include securities issued by U.S. and foreign financial institutions, corporations, municipalities, foreign governments, and multi-national organizations, such as the World Bank. The fund may invest in mortgage-backed and asset-backed securities, including those representing pools of mortgage, commercial, or consumer loans originated by financial institutions.

| SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/13 | |
| --- | --- |
| Federal Farm Credit Bank | 1.0% |
| Fannie Mae | 25.0% |
| Federal Home Loan Bank | 24.9% |
| Freddie Mac | 22.4% |
| U.S. Treasury Notes | 0.8% |
| Commercial Paper | 14.2% |
| Cash and Other Net Assets | 11.7% |

# CORE BOND FUND

**INVESTMENT STRATEGY HIGHLIGHTS**

Under normal circumstances, the Ultra Series Core Bond Fund invests at least 80% of its net assets in bonds. To keep current income relatively stable and to limit share price volatility, the fund emphasizes investment grade securities and maintains an intermediate (typically 3-7 year) average portfolio duration, with the goal of being between 85-115% of the market benchmark duration. The fund also strives to add incremental return in the portfolio by making strategic decisions relating to credit risk, sector exposure and yield curve positioning. The fund may invest in corporate debt securities, U.S. Government debt securities, foreign government debt securities, non-rated debt securities, and asset-backed, mortgage-backed and commercial mortgage-backed securities.

| SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/13 | |
| --- | --- |
| Asset Backed | 0.6% |
| Corporate Notes and Bonds | 27.4% |
| Mortgage Backed | 16.7% |
| U.S. Government and Agency Obligations | 52.3% |
| Short-Term Investments and Other Net Assets and Liabilities | 3.0% |

**PERFORMANCE DESCRIPTION**

The Ultra Series Core Bond Fund (Class I) outperformed its benchmark, but had a negative return of -2.27% for the six-month period, in which bonds suffered broadly in the face of rapidly rising interest rates. Rising rates depress the value of existing, lower-yielding bonds. The fund's benchmark index, the Bank of America Merrill Lynch U.S. Corporate, Government and Mortgage Index, produced a loss of -2.62% for the period. The fund had the advantage of a shorter relative duration than its benchmark, with less exposure to the long-end of the yield curve where losses were most pronounced. An underweighting in mortgage-backed bonds was also a plus, as was management's decision to maintain a below-benchmark exposure to mortgage-backed bonds. On the other hand, the short duration stance meant less yield than the index, which has a negative impact on total return, and a lack of exposure to high-yield bonds was an overall detriment for the period, even though these bonds had sharp declines towards the end of the six months.

# HIGH INCOME FUND

**INVESTMENT STRATEGY HIGHLIGHTS**

The Ultra Series High Income Fund invests primarily in lower-rated, higher-yielding income bearing securities, such as "junk" bonds. Because the performance of these securities has historically been strongly influenced by economic conditions, the fund may rotate securities selection by business sector according to the economic outlook. Under normal market conditions, the fund invests at least 80% of its net assets in bonds rated lower than investment grade (BBB/Baa) and their unrated equivalents or other high-yielding securities.

**SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/13**

| | |
|---|---|
| Consumer Discretionary† | 37.0% |
| Consumer Staples | 5.1% |
| Energy | 12.1% |
| Financials | 2.1% |
| Health Care | 9.9% |
| Industrials | 10.2% |
| Information Technology | 3.8% |
| Materials | 7.6% |
| Telecommunication Services | 6.5% |
| Utilities | 2.4% |
| Short-Term Investments and Other Net Assets and Liabilities | 3.3% |

†Consumer Discretionary includes securities in the following industries: auto components; automobiles; hotels, restaurants & leisure; household durables; media; specialty retail; and textiles, apparel and luxury goods.

**PERFORMANCE DISCUSSION**

The Ultra Series High Income Fund (Class I) was narrowly positive for the period with a return of 0.02%. This trailed its benchmark, the Bank of America Merrill Lynch U.S. High Yield Master II Constrained Index, which advanced 1.46%. The period was divided into a bullish run for high yield bonds, as investors continued to seek yield in a yield-poor environment, followed by sharp declines in the last weeks of the period in the wake of Fed Chairman Ben Bernanke's hints of decreased economic stimulus. While the fund outperformed in the down period, it had underperformed in the previous run-up for similar reasons. The fund's managers were decidedly more risk-averse than the overall market, holding higher quality bonds and moderating interest rate risk. This proved to be effective as the value of bonds slipped towards the end of the period, but not enough to overcome the lack of participation in the rapid market rise through much of the period. From an industry perspective, selection within, and being overweight the Health Care Sector was a key detractor from performance, as was negative selection among non-food and drug retailers. However, selection within the food and beverage industry contributed to gains, as did being underweight the metals-mining (excluding steel) sector.

# DIVERSIFIED INCOME FUND

**INVESTMENT STRATEGY HIGHLIGHTS**

The Ultra Series Diversified Income Fund seeks income by investing in a broadly diversified array of securities including bonds, common stocks, real estate securities, foreign market bonds and stocks and money market instruments. Bonds, stock and cash components will vary, reflecting the portfolio managers' judgments of the relative availability of attractively yielding and priced stocks and bonds. Generally, however, bonds will constitute up to 80% of the fund's assets, stocks will constitute up to 60% of the fund's assets, real estate securities will constitute up to 25% of the fund's assets, foreign stocks and bonds will constitute up to 25% of the fund's assets and money market instruments will constitute up to 25% of the fund's assets. Under normal market conditions, the fund intends to limit the investment in lower credit quality

### Diversified Income Fund (concluded)

bonds to less than 50% of the fund's assets. The balance between the two strategies of the fund (fixed income and equity investing) is determined after reviewing the risks associated with each type of investment, with the goal of meaningful risk reduction as market conditions demand.

#### PERFORMANCE DISCUSSIONS

The Ultra Series Diversified Income Fund (Class I) outperformed its blended benchmark with a return of 7.75% for the six-month period. This 50% stock, 50% bond benchmark had a return of 4.35%, as the Bank of America Merrill Lynch U.S. Corporate Government and Mortgage Index had a negative return of -2.62%, while the Russell 1000® Index advanced 13.91%. The equity portion of the portfolio was in line

with the broader index, boosted by its value orientation in a period in which large-cap value stocks outperformed growth stocks. The bond allocation suffered a negative return in face of broad bond market losses over the six months, but outperformed its benchmark due to a shorter, more conservative duration stance and a lighter exposure to financial and mortgage-based bonds, which had sharper declines than the overall market.

| SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/13 | |
| --- | --- |
| Asset Backed | 0.1% |
| Common Stocks | 57.8% |
| Corporate Notes and Bonds | 14.5% |
| Mortgage Backed | 6.9% |
| U.S. Government and Agency Obligations | 16.5% |
| Short-Term Investments and Other Net Assets and Liabilities | 4.2% |

# LARGE CAP VALUE FUND

#### INVESTMENT STRATEGY HIGHLIGHTS

The Ultra Series Large Cap Value Fund will, under normal market conditions, maintain at least 80% of its net assets in large cap stocks. The fund follows a "value" approach, meaning the portfolio managers seek to invest in stocks at prices below their perceived intrinsic value as estimated based on fundamental analysis of the issuing company and its prospects. By investing in value stocks, the fund attempts to limit the downside risk over time but may also produce smaller gains than other stock funds if their intrinsic values are not realized by the market or if growth-oriented investments are favored by investors. The fund will diversify its holdings among various industries and among companies within those industries.

#### PERFORMANCE DISCUSSIONS

The Ultra Series Large Cap Value Fund (Class I) returned 13.69% for the six-month period, underperforming the Russell 1000® Value Index, which advanced 15.90%. The largest

| SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/13 | | |
| --- | --- | --- |
| | Fund | Russell 1000® Value Index |
| Consumer Discretionary | 11.1% | 9% |
| Consumer Staples | 6.8% | 7% |
| Energy | 12.7% | 15% |
| Financials† | 27.3% | 29% |
| Health Care | 15.0% | 12% |
| Industrials | 14.5% | 9% |
| Information Technology | 2.9% | 7% |
| Materials | 3.8% | 3% |
| Telecommunication Services | 1.4% | 3% |
| Utilities | 0.0% | 6% |
| Short-Term Investments and Other Net Assets and Liabilities | 4.5% | – |

†Financials includes securities in the following industries: capital markets; commercial banks; insurance; real estate management and development.

Information Technology, where the fund had a total negative return from its underweighted allocation, while the Index's exposure to technology was up 25.7% for the quarter. Other drags on performance included the fund's three Materials Sector stocks, which

## Large Cap Value Fund (concluded)

had negative results for the period, and the holdings in cash, always a detriment in a rapidly rising market. The Materials Sector was hindered by negative returns from Newmont Mining and The Mosaic Company, while IBM was the largest detractor in Technology. The fund had excellent results in Consumer Discretionary, led by Viacom and Omnicom and in Industrials, where Boeing stock rose by 37.5% for the period.

# LARGE CAP GROWTH FUND

**INVESTMENT STRATEGY HIGHLIGHTS**

The Ultra Series Large Cap Growth Fund invests primarily in common stocks of larger companies and will, under normal market conditions, maintain at least 80% of its net assets in large cap stocks. Stocks selected for the fund will represent primarily well-established companies that have a demonstrated pattern of consistent growth. To a lesser extent, the fund may invest in less established companies that may offer more rapid growth potential. The fund has an active trading strategy which will lead to more portfolio turnover than a more passively-managed fund.

**PERFORMANCE DISCUSSION**

The Ultra Series Large Cap Growth Fund (Class I) returned 10.10% for the six-month period, underperforming the Russell 1000® Growth Index, which advanced 11.80%. This was a period in which value stocks outperformed growth stocks and lower-quality, more financially leveraged companies showed better returns than higher-quality companies with strong balance sheets. Another related headwind for the fund was sector allocation, as the fund was underweight the S&P 500's best-performing sector, Health Care, as well as the Financial Sector, which was one of three sectors to outperform the overall market. The fund matched in terms of exposure the other strong sector, Consumer Discretionary, but trailed this sector, as holdings J.C. Penney, lululemon athletica, and Yum! Brands all trailed. The fund's best relative returns came in Health Care, as UnitedHealth Group and biotechs Celgene Corporation and Amgen all had strong results. The fund had its worst relative performance in Information Technology, where an overweight in Apple detracted from both total and relative performance, as the stock lost -24.6% of its value during the period.

**SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/13**

| | Fund | Russell 1000® Growth Index |
|---|---|---|
| Consumer Discretionary | 19.2% | 18% |
| Consumer Staples | 7.5% | 13% |
| Energy | 5.1% | 4% |
| Financials | 2.5% | 5% |
| Health Care | 8.7% | 13% |
| Industrials | 15.5% | 13% |
| Information Technology† | 29.9% | 28% |
| Materials | 5.2% | 4% |
| Telecommunication Services | 0.0% | 2% |
| Utilities | 0.0% | – |
| Short-Term Investments and Other Net Assets and Liabilities | 6.4% | – |

†Information Technology includes securities in the following industries: communications equipment; computers and peripherals; internet software & services; IT services; semiconductors & semiconductor equipment; and software.

# MID CAP FUND

**INVESTMENT STRATEGY HIGHLIGHTS**

The Ultra Series Mid Cap Fund generally invests in common stocks of midsize companies and will, under normal market conditions, maintain at least 80% of its net assets in mid cap securities. The fund seeks attractive long-term returns through bottom-up security selection based on fundamental analysis in a diversified portfolio of high-quality growth companies with attractive valuations. These will typically be industry leading companies in niches with strong growth prospects. The fund's portfolio managers believe in selecting stocks for the fund that show steady, sustainable growth and reasonable valuations. As a result, stocks of issuers that are believed to have a blend of both value and growth potential will be selected for investment.

**PERFORMANCE DISCUSSION**

Ultra Series Mid Cap (Class I) rose 12.43%, against the strong returns of the Russell Midcap® Index, which was up 15.45%. It was a period in which the Russell Midcap® Value Index was up 16.10%, compared to the Russell Midcap® Growth Index's 14.70%. With the fund more growth oriented, this was a headwind. The fund is also focused on high-quality companies with strong fundamentals, but lower

rated C&D stocks outperformed A-rated stocks for the period. The fund lost ground against its Index in the Health Care, Industrials, Consumer Staples and Energy Sectors, while outpacing the Index in Consumer Discretionary, Financials, Materials and Technology. Three industrial stocks, C.H. Robinson Worldwide, Expeditors International and Richie Brothers Auctioneers, were the strongest deterrents to performance, while the fund benefitted from particular strength in Consumer Discretionary stocks Bed Bath & Beyond, Omnicom, and Tiffany.

**SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/13**

| | Fund | Russell Midcap® Index |
|---|---|---|
| Consumer Discretionary | 23.4% | 17% |
| Consumer Staples | 0.9% | 6% |
| Energy | 4.6% | 7% |
| Financials | 23.7% | 21% |
| Health Care | 9.9% | 10% |
| Industrials | 18.8% | 13% |
| Information Technology | 4.5% | 13% |
| Materials | 6.0% | 6% |
| Telecommunication Services | 0.0% | 2% |
| Utilities | 0.0% | 6% |
| Short-Term Investments and Other Net Assets and Liabilities | 8.2% | – |

# SMALL CAP FUND

### INVESTMENT STRATEGY HIGHLIGHTS

The Ultra Series Small Cap Fund invests primarily in a diversified mix of common stocks of small cap U.S. companies that are believed to be undervalued by various measures and offer sound prospects for capital appreciation. Under normal market conditions, the fund will maintain at least 80% of its net assets in small cap securities. The portfolio managers employ a value-oriented investment approach in selecting stocks, using proprietary fundamental research to identify securities of companies they believe have attractive valuations. The portfolio managers focus on companies with a record of above average rates of profitability that sell at a discount relative to the overall small cap market. Through fundamental research, the portfolio managers seek to identify those companies that possess one or more of the following characteristics: sustainable competitive advantages within a market niche; strong profitability and free cash flows; strong market share positions and trends; quality of and share ownership by management; and financial structures that are more conservative than the relevant industry average.

### PERFORMANCE DISCUSSION

The Ultra Series Small Cap Fund (Class I) returned 13.93% for the six-month period, underperforming the Russell 2000® Index, which advanced 15.86%. The fund's underperformance was primarily due to sector allocation, a residual of the bottom-up stock selection process. A small cash position in an upward trending market, as well as an overweight to the lagging Materials Sector detracted from relative returns. Stock selection contributed modestly to relative performance during the period. Strong selection within the Energy and Financials Sectors contributed to relative returns, while weak selection in Consumer Discretionary and Industrials detracted from relative returns. The fund's largest detractors from relative and absolute returns during the period included fashion retailer specializing in women's apparel Cato, supplier of engineered products and systems for utility, industrial, aerospace, and commercial markets ESCO Technologies, and natural resource company Deltic Timber. The fund's largest contributors to relative performance during the period included advanced textile and material processing company Albany International, leading provider of content security software Websense, and leading uniform rental and related services provider G & K Services. Carlisle also contributed to performance on an absolute basis.

### SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/13

| | Fund | Russell 2000® Index |
|---|---|---|
| Consumer Discretionary | 12.1% | 10.9% |
| Consumer Staples | 2.1% | 2.7% |
| Energy | 6.0% | 7.1% |
| Financials | 20.5% | 39.4% |
| Health Care | 10.9% | 4.4% |
| Industrials | 22.6% | 13.1% |
| Information Technology | 9.6% | 10.5% |
| Materials | 7.7% | 4.8% |
| Telecommunication Services | 0.0% | 0.7% |
| Utilities | 4.1% | 6.4% |
| Short-Term Investments and Other Net Assets and Liabilities | 4.4% | – |

# INTERNATIONAL STOCK FUND

**INVESTMENT STRATEGY HIGHLIGHTS**

The Ultra Series International Stock Fund will invest, under normal market conditions, at least 80% of its net assets in the stock of foreign companies. Typically, a majority of the fund's assets are invested in relatively large cap stocks of companies located or operating in developed countries. The fund may also invest up to 30% of its assets in securities of companies whose principal business activities are located in emerging market countries. The portfolio managers typically maintain this segment of the fund's portfolio in such stocks which it believes have a low market price relative to their perceived value based on fundamental analysis of the issuing company and its prospects. The fund may also invest in foreign debt and other income bearing securities at times when it believes that income bearing securities have greater capital appreciation potential than equity securities.

**GEOGRAPHICAL ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/13**

| | |
|---|---|
| Africa | 1.1% |
| Europe (excluding United Kingdom) | 40.8% |
| Japan | 18.3% |
| Latin America | 0.7% |
| Pacific Basin | 7.7% |
| United Kingdom | 23.5% |
| Other Countries | 5.1% |

**PERFORMANCE DISCUSSION**

The Ultra Series International Equity Fund (Class I) underperformed the MSCI EAFE Index during the period. Total return for the six-month period was 2.70%, while the MSCI EAFE Index (net) advanced 4.10%. Within the Energy Sector, French seismic surveyor CGG underperformed as its equipment supply unit faced increased competition and higher research-and-development costs. Within the Telecom Services Sector, Canadian wireless carrier Rogers Communications underperformed on concern over new competition from Verizon. Exposure to emerging markets negatively impacted the fund, as Hyundai Mobis and Samsung underperformed. Positive relative returns were driven by stock selection in the Financials Sector. Japanese company Sumitomo Mitsui Financial Group performed well resulting from the Bank of Japan's stimulus efforts. In materials, low exposure to the underperforming sector contributed to relative returns. High exposure to the outperforming Consumer Discretionary Sector also positively impacted the fund.

# MADISON TARGET RETIREMENT 2020 FUND

## INVESTMENT STRATEGY HIGHLIGHTS

The Madison Target Retirement 2020 Fund invests primarily in shares of registered investment companies according to an asset allocation strategy developed by the fund's investment adviser for investors planning to retire in or within a few years of 2020. Over time, the fund's asset allocation will gradually shift from the sector allocation shown below (see sector allocation in the grey box) until it reaches the more conservative allocation target of approximately 15-30% in stock funds and 70-85% in bond funds. The asset allocation strategy is designed to reduce the volatility of investment returns in the later years while still providing the potential for higher total returns over the target period.

| SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/13 | |
| --- | --- |
| Bond Funds | 54.7% |
| Foreign Bond Funds | 2.0% |
| Stock Funds | 37.4% |
| Foreign Stock Funds | 5.0% |
| Money Market Funds and Other Net Assets | 0.9% |

## PERFORMANCE DISCUSSION

The Madison Target Retirement 2020 Fund (Class I) returned 3.67% over the first six months of 2013, outperforming both the Dow Jones Global Target 2020 Index return of 1.95% and the Morningstar Target Date 2016-2020 fund category average return of 2.76%. The two greatest positive contributors to performance were the fund's relative overweight to U.S. stocks within the equity allocation, and a below-benchmark duration within the fixed income portion of the portfolio. The broad U.S. stock market (Russell 3000 Index) outperformed the international market (MSCI EAFE Index) by approximately 10% over the period. Bonds were hurt by a significant rise in interest rates since the end of 2012 as the yield on 10-year U.S. Treasury bonds moved up 0.72%. However, our more modest duration and floating rate holdings served to mitigate the losses within our fixed income holdings. The two most negative detractors from performance were the fund's underweighting to smaller cap stocks and the fund's exposure to emerging markets debt. Emerging markets debt was dually impacted by the sharp rise in interest rates and a strengthening U.S. Dollar.

# MADISON TARGET RETIREMENT 2030 FUND

### INVESTMENT STRATEGY HIGHLIGHTS

The Madison Target Retirement 2030 Fund invests primarily in shares of registered investment companies according to an asset allocation strategy developed by the fund's investment adviser for investors planning to retire in or within a few years of 2030. Over time, the fund's asset allocation will gradually shift from the sector allocation shown below (see sector allocation in the grey box) until it reaches the more conservative allocation target of approximately 15-30% in stock funds and 70-85% in bond funds. The asset allocation strategy is designed to reduce the volatility of investment returns in the later years while still providing the potential for higher total returns over the target period.

| SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/13 | |
|---|---|
| Bond Funds | 37.1% |
| Foreign Bond Funds | 1.0% |
| Stock Funds | 52.3% |
| Foreign Stock Funds | 8.3% |
| Money Market Funds and Other Net Assets | 1.3% |

### PERFORMANCE DISCUSSION

The Madison Target Retirement 2030 Fund (Class I) returned 6.05% over the first six months of 2013, outperforming both the Dow Jones Global Target 2030 Index return of 5.15% and the Morningstar Target Date 2026-2030 fund category average return of 4.70%. The two greatest positive contributors to performance were the fund's relative overweight to U.S. stocks within the equity allocation, and a below-benchmark duration within the fixed income portion of the portfolio. The broad U.S. stock market (Russell 3000® Index) outperformed the international market (MSCI EAFE Index) by approximately 10% over the period. Bonds were hurt by a significant rise in interest rates since the end of 2012 as the yield on 10-year U.S. Treasury bonds moved up 0.72%. However, our more modest duration and floating rate holdings served to mitigate the losses within our fixed income holdings. The two most negative detractors from performance were the fund's underweighting to smaller cap stocks and the fund's exposure to emerging markets debt. Emerging markets debt was dually impacted by the sharp rise in interest rates and a strengthening U.S. Dollar.

# MADISON TARGET RETIREMENT 2040 FUND

**INVESTMENT STRATEGY HIGHLIGHTS**

The Madison Target Retirement 2040 Fund invests primarily in shares of registered investment companies according to an asset allocation strategy developed by the fund's investment adviser for investors planning to retire in or within a few years of 2040. Over time, the fund's asset allocation will gradually shift from the sector allocation shown below (see sector allocation in the grey box) until it reaches the more conservative allocation target of approximately 15-30% in stock funds and 70-85% in bond funds. The asset allocation strategy is designed to reduce the volatility of investment returns in the later years while still providing the potential for higher total returns over the target period.

| SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/13 | |
|---|---|
| Bond Funds | 27.3% |
| Stock Funds | 60.9% |
| Foreign Stock Funds | 10.6% |
| Money Market Funds and Other Net Assets | 1.2% |

**PERFORMANCE DISCUSSION**

The Madison Target Retirement 2040 Fund (Class I) returned 7.32% over the first six months of 2013, slightly underperforming the Dow Jones Global Target 2040 Index return of 7.53%, but outperforming the Morningstar Target Date 2036-2040 fund category average return of 5.97%. The two greatest positive contributors to performance were the fund's relative overweight to U.S. stocks within the equity allocation, and a below-benchmark duration within the fixed income portion of the portfolio. The broad U.S. stock market (Russell 3000 Index) outperformed the international market (MSCI EAFE Index) by approximately 10% over the period. Bonds were hurt by a significant rise in interest rates since the end of 2012 as the yield on 10- year U.S. Treasury bonds moved up 0.72%. However, our more modest duration and floating rate holdings served to mitigate the losses within our fixed income holdings. The two most negative detractors from performance were the fund's underweighting to smaller cap stocks and weak selection among our core U.S. large cap stock positions.

# MADISON TARGET RETIREMENT 2050 FUND

**INVESTMENT STRATEGY HIGHLIGHTS**

The Madison Target Retirement 2050 Fund invests primarily in shares of registered investment companies according to an asset allocation strategy developed by the fund's investment adviser for investors planning to retire in or within a few years of 2050. Over time, the fund's asset allocation will gradually shift from the sector allocation shown below (see sector allocation in the grey box) until it reaches the more conservative allocation target of approximately 15-30% in stock funds and 70-85% in bond funds. The asset allocation strategy is designed to reduce the volatility of investment returns in the later years while still providing the potential for higher total returns over the target period.

| SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/13 | |
| --- | --- |
| Bond Funds | 17.3% |
| Stock Funds | 68.9% |
| Foreign Stock Funds | 12.8% |
| Money Market Funds and Other Net Assets | 1.0% |

**PERFORMANCE DISCUSSION**

The Madison Target Retirement 2050 Fund (Class I) returned 8.71% over the first six months of 2013, outperforming both the Dow Jones Global Target 2050 Index return of 8.10% and the Morningstar Target Date 2046-2050 fund category average return of 6.34%. The two greatest positive contributors to performance were the fund's relative overweight to U.S. stocks within the equity allocation, and a below-benchmark duration within the fixed income portion of the portfolio. The broad U.S. stock market (Russell 3000 Index) outperformed the international market (MSCI EAFE Index) by approximately 10% over the period. Bonds were hurt by a significant rise in interest rates since the end of 2012 as the yield on 10-year U.S. Treasury bonds moved up 0.72%. However, our more modest duration and floating rate holdings served to mitigate the losses within our fixed income holdings. The two most negative detractors from performance were the fund's underweighting to smaller cap stocks and weak selection among our core U.S. large cap stock positions.

# BENCHMARK DESCRIPTIONS

## ALLOCATION FUND INDEXES

The **Conservative Allocation Fund Custom Index** consists of 65% Bank of America Merrill Lynch U.S. Corporate, Government and Mortgage Index, 30% Russell 3000® Index and 5% MSCI EAFE Index. See market indexes' descriptions below.

The **Moderate Allocation Fund Custom Index** consists of 40% Bank of America Merrill Lynch U.S. Corporate, Government and Mortgage Index, 45% Russell 3000® Index and 15% MSCI EAFE Index. See market indexes' descriptions below.

The **Aggressive Allocation Fund Custom Index** consists of 15% Bank of America Merrill Lynch U.S. Corporate, Government and Mortgage Index, 55% Russell 3000® Index and 30% MSCI EAFE Index. See market indexes' descriptions below.

## HYBRID FUND INDEXES

The **Custom Blended Index** consists of 50% S&P 500 Index and 50% of Bank of America Merrill Lynch U.S. Corporate, Government and Mortgage Index. See market indexes' descriptions below.

## MARKET INDEXES

The **Bank of America Merrill Lynch U.S. Corporate, Government & Mortgage Index** is a broad-based measure of the total rate of return performance of the U.S. investment-grade bond markets. The index is a capitalization-weighted aggregation of outstanding U.S. Treasury, agency and supranational mortgage pass-through, and investment-grade corporate bonds meeting specified selection criteria.

The **Bank of America Merrill Lynch U.S. High Yield Master II Constrained Index** tracks the performance of below investment grade U.S. dollar denominated corporate bonds publicly issued in the U.S. domestic market, but limits any individual issuer to a maximum weighting of 2%.

The **Dow Jones Global Target 2020 Index** is a benchmark for multi-asset class portfolios with risk profiles that become more conservative as the year 2020 approaches. The index is a composite of other indexes that represent stocks, bonds and cash.

The **Dow Jones Global Target 2030 Index** is a benchmark for multi-asset class portfolios with risk profiles that become more conservative as the year 2030 approaches. The index is a composite of other indexes that represent stocks, bonds and cash.

The **Dow Jones Global Target 2040 Index** is a benchmark for multi-asset class portfolios with risk profiles that become more conservative as the year 2040 approaches. The index is a composite of other indexes that represent stocks, bonds and cash.

The **Dow Jones Global Target 2050 Index** is a benchmark for multi-asset class portfolios with risk profiles that become more conservative as the year 2050 approaches. The index is a composite of other indexes that represent stocks, bonds and cash.

The **MSCI EAFE (Europe, Australasia & Far East) Index (net)** is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. and Canada. The MSCI EAFE Index (net) is calculated on a total return basis with dividends reinvested after the deduction of withholding taxes.

The **Russell 1000® Index** is a large-cap market index which measures the performance of the 1,000 largest companies in the Russell 3000® Index (see definition below).

The **Russell 1000® Growth Index** is a large-cap market index which measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.

## Benchmark Descriptions (concluded)

The **Russell 1000® Value Index** is a large-cap market index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.

The **Russell 2000® Index** is a small-cap market index which measures the performance of the smallest 2,000 companies in the Russell 3000® Index (see definition below.)

The **Russell 3000® Index** measures the performance of the 3,000 largest U.S. companies based on total market capitalization, which represents 98% of the investable U.S. equity market.

The **Russell Midcap® Index** is a mid-cap market index which measures the performance of the mid-cap segment of the U.S. equity universe.

The **S&P 500 Index** is a large-cap market index which measures the performance of a representative sample of 500 leading companies in leading industries in the U.S.

## Conservative Allocation Fund Portfolio of Investments (unaudited)

| | Shares | Value (Note 2) |
|---|---|---|
| **INVESTMENT COMPANIES - 100.3%** | | |
| **Bond Funds - 59.8%** | | |
| DoubleLine Total Return Bond Fund Class I | 1,713,991 | $ 18,905,316 |
| Franklin Floating Rate Daily Access Fund Advisor Class | 1,526,315 | 13,950,522 |
| Madison Core Bond Fund Class Y (A) | 2,045,858 | 20,847,295 |
| Madison Corporate Bond Fund Class Y (A) | 1,277,935 | 14,261,752 |
| Madison High Income Fund Class Y (A) | 1,160,380 | 8,018,227 |
| Madison High Quality Bond Fund Class Y (A) | 1,694,726 | 18,641,986 |
| Metropolitan West Total Return Bond Fund Class I | 2,315,624 | 24,499,307 |
| PIMCO Investment Grade Corporate Bond Fund Institutional Class | 668,208 | 7,056,276 |
| PIMCO Total Return Fund Institutional Class | 1,316,223 | 14,162,555 |
| | | 140,343,236 |
| **Foreign Bond Funds - 6.7%** | | |
| TCW Emerging Markets Income Fund Class I | 905,221 | 7,766,799 |
| Templeton Global Bond Fund Advisor Class | 608,088 | 7,850,419 |
| | | 15,617,218 |
| **Foreign Stock Funds - 5.3%** | | |
| Madison International Stock Fund Class Y (A) | 527,252 | 6,121,390 |
| Vanguard FTSE All-World ex-US ETF | 144,641 | 6,396,025 |
| | | 12,517,415 |

| | Shares | Value (Note 2) |
|---|---|---|
| **Money Market Funds - 1.4%** | | |
| State Street Institutional U.S. Government Money Market Fund | 3,307,247 | $ 3,307,247 |
| **Stock Funds - 27.1%** | | |
| iShares Russell Midcap Index Fund ETF | 56,016 | 7,275,918 |
| Madison Disciplined Equity Fund Class Y (A) | 1,151,157 | 17,267,348 |
| Madison Equity Income Fund Class Y (A) | 488,969 | 4,713,666 |
| Madison Large Cap Growth Fund Class Y (A) | 397,824 | 7,578,547 |
| Madison Large Cap Value Fund Class Y (A) | 1,129,638 | 17,690,130 |
| Schwab Fundamental U.S. Large Company Index Fund Institutional Shares | 722,956 | 9,008,037 |
| | | 63,533,646 |
| **TOTAL INVESTMENTS - 100.3%** ( Cost $222,170,348** ) | | 235,318,762 |
| **NET OTHER ASSETS AND LIABILITIES - (0.3%)** | | (673,853) |
| **TOTAL NET ASSETS - 100.0%** | | $234,644,909 |

** Aggregate cost for Federal tax purposes was $224,081,353.

(A) Affiliated Company (see Note 10).

ETF Exchange Traded Fund.

See accompanying Notes to Financial Statements.

# Moderate Allocation Fund Portfolio of Investments (unaudited)

| | Shares | Value (Note 2) |
|---|---|---|
| **INVESTMENT COMPANIES - 100.6%** | | |
| **Bond Funds - 35.9%** | | |
| DoubleLine Total Return Bond Fund Class I | 2,491,210 | $ 27,478,043 |
| Franklin Floating Rate Daily Access Fund Advisor Class | 2,043,376 | 18,676,453 |
| Madison Core Bond Fund Class Y (A) | 2,326,803 | 23,710,120 |
| Madison High Income Fund Class Y (A) | 1,262,633 | 8,724,797 |
| Madison High Quality Bond Fund Class Y (A) | 1,437,202 | 15,809,220 |
| Metropolitan West Total Return Bond Fund Class I | 3,203,455 | 33,892,558 |
| PIMCO Investment Grade Corporate Bond Fund Institutional Class | 1,315,948 | 13,896,407 |
| | | 142,187,598 |
| **Foreign Bond Funds - 2.8%** | | |
| TCW Emerging Markets Income Fund Class I | 1,267,004 | 10,870,892 |
| **Foreign Stock Funds - 10.6%** | | |
| Madison International Stock Fund Class Y (A) | 696,902 | 8,091,026 |
| Madison NorthRoad International Fund Class Y (A) | 1,290,785 | 13,940,481 |
| Matthews Asian Growth and Income Fund Institutional Shares | 108,909 | 2,034,425 |
| Vanguard FTSE All-World ex-U.S. ETF | 257,891 | 11,403,940 |
| Vanguard FTSE Emerging Markets ETF | 32,351 | 1,254,572 |
| WisdomTree Japan Hedged Equity Fund ETF | 115,916 | 5,286,929 |
| | | 42,011,373 |
| **Money Market Funds - 1.4%** | | |
| State Street Institutional U.S. Government Money Market Fund | 5,695,490 | $ 5,695,490 |
| **Stock Funds - 49.9%** | | |
| iShares Core S&P Mid-Cap ETF | 77,629 | 8,966,149 |
| iShares S&P 100 Index Fund ETF | 48,500 | 3,489,575 |
| Madison Disciplined Equity Fund Class Y (A) | 2,315,513 | 34,732,700 |
| Madison Equity Income Fund Class Y (A) | 374,463 | 3,609,821 |
| Madison Large Cap Growth Fund Class Y (A) | 1,552,470 | 29,574,544 |
| Madison Large Cap Value Fund Class Y (A) | 2,482,470 | 38,875,473 |
| Madison Mid Cap Fund Class Y (A) | 2,161,327 | 19,106,128 |
| Madison Small Cap Fund Class Y (A) | 372,892 | 4,963,190 |
| Schwab Fundamental U.S. Large Company Index Fund | 3,566,149 | 44,434,218 |
| Vanguard Health Care ETF | 36,272 | 3,133,538 |
| Vanguard Information Technology ETF | 92,506 | 6,843,594 |
| | | 197,728,930 |
| **TOTAL INVESTMENTS - 100.6%** ( Cost $349,348,650** ) | | 398,494,283 |
| **NET OTHER ASSETS AND LIABILITIES - (0.6%)** | | (2,310,640) |
| **TOTAL NET ASSETS - 100.0%** | | $396,183,643 |

* Non-income producing.

** Aggregate cost for Federal tax purposes was $353,057,168.

(A) Affiliated Company (see Note 10).

ETF Exchange Traded Fund.

See accompanying Notes to Financial Statements.

## Aggressive Allocation Fund Portfolio of Investments (unaudited)

| | Shares | Value (Note 2) |
|---|---|---|
| **INVESTMENT COMPANIES - 100.8%** | | |
| **Bond Funds - 13.6%** | | |
| Madison High Income Fund Class Y (A) | 242,442 | $ 1,675,271 |
| Metropolitan West Total Return Bond Fund Class I | 1,403,467 | 14,848,685 |
| PIMCO Investment Grade Corporate Bond Fund Institutional Class | 384,056 | 4,055,636 |
| | | 20,579,592 |
| | | |
| **Foreign Stock Funds - 15.5%** | | |
| Madison International Stock Fund Class Y (A) | 294,657 | 3,420,968 |
| Madison NorthRoad International Fund Class Y (A) | 486,967 | 5,259,241 |
| Matthews Asian Growth and Income Fund Institutional Shares | 81,951 | 1,530,846 |
| Vanguard FTSE All-World ex-U.S. ETF | 216,317 | 9,565,538 |
| Vanguard FTSE Emerging Markets ETF | 23,159 | 898,106 |
| WisdomTree Japan Hedged Equity Fund ETF | 61,747 | 2,816,281 |
| | | 23,490,980 |
| | | |
| **Money Market Funds - 1.5%** | | |
| State Street Institutional U.S. Government Money Market Fund | 2,279,948 | 2,279,948 |

| | Shares | Value (Note 2) |
|---|---|---|
| **Stock Funds - 70.2%** | | |
| iShares Core S&P Mid-Cap ETF | 33,104 | $ 3,823,512 |
| iShares S&P 100 Index Fund ETF | 29,650 | 2,133,318 |
| Madison Disciplined Equity Fund Class Y (A) | 1,012,216 | 15,183,244 |
| Madison Large Cap Growth Fund Class Y (A) | 795,967 | 15,163,181 |
| Madison Large Cap Value Fund Class Y (A) | 1,204,292 | 18,859,217 |
| Madison Mid Cap Fund Class Y (A) | 1,566,050 | 13,843,881 |
| Madison Small Cap Fund Class Y (A) | 277,946 | 3,699,468 |
| Schwab Fundamental U.S. Large Company Index Fund Institutional Shares | 2,085,284 | 25,982,640 |
| Vanguard Health Care ETF | 27,450 | 2,371,405 |
| Vanguard Information Technology ETF | 71,784 | 5,310,580 |
| | | 106,370,446 |

**TOTAL INVESTMENTS - 100.8%** ( Cost $128,742,390** )  152,720,966

**NET OTHER ASSETS AND LIABILITIES - (0.8%)**  (1,144,004)

**TOTAL NET ASSETS - 100.0%**  $151,576,962

\* Non-income producing.

\*\* Aggregate cost for Federal tax purposes was $130,757,379.

(A) Affiliated Company (see Note 10).

ETF Exchange Traded Fund.

See accompanying Notes to Financial Statements.

# Money Market Fund Portfolio of Investments (unaudited)

| | Par Value | Value (Note 2) |
|---|---|---|
| **U.S. GOVERNMENT AND AGENCY OBLIGATIONS - 74.1%** | | |
| **Fannie Mae - 25.0%** | | |
| 0.081%, 7/10/13 (A) | $ 400,000 | $ 399,992 |
| 0.091%, 7/17/13 (A) | 230,000 | 229,991 |
| 4.375%, 7/17/13 | 453,000 | 453,853 |
| 0.082%, 8/1/13 (A) | 800,000 | 799,945 |
| 0.500%, 8/9/13 | 2,800,000 | 2,801,151 |
| 1.250%, 8/20/13 | 2,000,000 | 2,003,151 |
| 1.050%, 9/3/13 | 500,000 | 500,825 |
| 0.091%, 9/11/13 (A) | 700,000 | 699,874 |
| 0.101%, 9/16/13 (A) | 500,000 | 499,893 |
| 1.000%, 9/23/13 | 1,370,000 | 1,372,772 |
| 0.096%, 10/1/13 (A) | 300,000 | 299,927 |
| 0.132%, 10/16/13 (A) | 316,000 | 315,878 |
| | | 10,377,252 |
| **Federal Farm Credit Bank - 1.0%** | | |
| 5.100%, 8/5/13 | 180,000 | 180,854 |
| 0.250%, 8/19/13 | 225,000 | 225,045 |
| | | 405,899 |
| **Federal Home Loan Bank - 24.9%** | | |
| 0.112%, 7/5/13 (A) | 450,000 | 449,994 |
| 0.400%, 7/9/13 | 400,000 | 400,027 |
| 0.041%, 7/11/13 (A) | 250,000 | 249,997 |
| 0.076%, 7/19/13 (A) | 1,450,000 | 1,449,946 |
| 0.084%, 7/24/13 (A) | 650,000 | 649,967 |
| 0.076%, 7/26/13 (A) | 950,000 | 949,950 |
| 5.125%, 8/14/13 | 300,000 | 301,805 |
| 0.500%, 8/28/13 | 300,000 | 300,182 |
| 0.107%, 9/4/13 (A) | 150,000 | 149,973 |
| 0.112%, 9/6/13 (A) | 175,000 | 174,964 |
| 2.625%, 9/13/13 | 1,025,000 | 1,030,182 |
| 0.101%, 9/18/13 (A) | 377,000 | 376,917 |
| 0.103%, 9/20/13 (A) | 2,825,000 | 2,824,346 |
| 0.112%, 9/26/13 (A) | 300,000 | 299,920 |
| 0.112%, 9/27/13 (A) | 700,000 | 699,812 |
| | | 10,307,982 |
| **Freddie Mac - 22.4%** | | |
| 0.091%, 7/8/13 (A) | 350,000 | 349,994 |
| 0.086%, 7/9/13 (A) | 390,000 | 389,993 |
| 4.500%, 7/15/13 | 1,437,000 | 1,439,440 |
| 0.073%, 7/22/13 (A) | 749,000 | 748,967 |
| 0.096%, 7/24/13 (A) | 470,000 | 469,971 |
| 0.071%, 7/29/13 (A) | 2,900,000 | 2,899,842 |
| 0.081%, 8/30/13 (A) | 500,000 | 499,933 |
| 0.081%, 9/9/13 (A) | 2,250,000 | 2,249,650 |
| 0.101%, 9/13/13 (A) | 220,000 | 219,955 |
| | | 9,267,745 |
| **U.S. Treasury Note - 0.8%** | | |
| 0.750%, 8/15/13 | $ 350,000 | $ 350,300 |
| **Total U.S. Government and Agency Obligations** ( Cost $30,709,178 ) | | 30,709,178 |
| **SHORT-TERM INVESTMENTS - 14.2%** | | |
| **Financials - 3.0%** | | |
| Berkshire Hathaway Finance Corp., 5%, 8/15/13 | 750,000 | 754,325 |
| Caterpillar Financial Services Corp., 6.2%, 9/30/13 | 230,000 | 233,353 |
| Wachovia Corp., 5.7%, 8/1/13 | 235,000 | 236,078 |
| | | 1,223,756 |
| **Industrials - 0.8%** | | |
| General Electric Capital Corp. (A), 0.173%, 8/12/13 | 350,000 | 349,931 |
| **Information Technology - 5.0%** | | |
| International Business Machines Corp., 1%, 8/5/13 | 1,800,000 | 1,801,291 |
| International Business Machines Corp., 6.5%, 10/15/13 | 260,000 | 264,571 |
| | | 2,065,862 |
| **Materials - 5.4%** | | |
| EI du Pont de Nemours & Co., 5%, 7/15/13 | 2,250,000 | 2,254,028 |
| **Total Short-Term Investments** ( Cost $5,893,577 ) | | 5,893,577 |
| | Shares | |
| **INVESTMENT COMPANIES - 4.0%** | | |
| State Street Institutional U.S. Government Money Market Fund | 1,660,715 | 1,660,715 |
| **Total Investment Companies** ( Cost $1,660,715 ) | | 1,660,715 |
| **TOTAL INVESTMENTS - 92.3%** ( Cost $38,263,470** ) | | 38,263,470 |
| **NET OTHER ASSETS AND LIABILITIES - 7.7%** | | 3,183,515 |
| **TOTAL NET ASSETS - 100.0%** | | $ 41,446,985 |

** Aggregate cost for Federal tax purposes was $38,263,470.

(A) Rate noted represents annualized yield at time of purchase.

See accompanying Notes to Financial Statements.

## Core Bond Fund Portfolio of Investments (unaudited)

| | Par Value | Value (Note 2) |
|---|---|---|
| **ASSET BACKED SECURITIES - 0.6%** | | |
| ABSC Long Beach Home Equity Loan Trust, Series 2000-LB1, Class AF5 (A), 8.41%, 9/21/30 | $ 652,045 | $ 660,831 |
| New Century Home Equity Loan Trust, Series 2003-5, Class AI5 (B), 5.5%, 11/25/33 | 1,461,917 | 1,464,129 |
| **Total Asset Backed Securities** (Cost $2,136,543) | | 2,124,960 |
| **CORPORATE NOTES AND BONDS - 27.4%** | | |
| **Consumer Discretionary - 2.6%** | | |
| American Association of Retired Persons (C) (D), 7.5%, 5/1/31 | 2,500,000 | 3,243,015 |
| DR Horton Inc., 5.25%, 2/15/15 | 1,140,000 | 1,185,600 |
| ERAC USA Finance LLC (C) (D), 6.7%, 6/1/34 | 4,400,000 | 4,964,098 |
| | | 9,392,713 |
| **Energy - 2.6%** | | |
| Hess Corp., 7.875%, 10/1/29 | 1,960,000 | 2,448,959 |
| Transocean Inc. (E), 6%, 3/15/18 | 1,400,000 | 1,568,898 |
| Transocean Inc. (E), 7.5%, 4/15/31 | 2,310,000 | 2,567,489 |
| Valero Energy Corp., 7.5%, 4/15/32 | 2,275,000 | 2,776,967 |
| | | 9,362,313 |
| **Financials - 2.9%** | | |
| American Express Credit Corp., 2.375%, 3/24/17 | 1,080,000 | 1,102,551 |
| HCP Inc., 6.7%, 1/30/18 | 2,725,000 | 3,189,460 |
| Lehman Brothers Holdings Inc. * (F), 5.75%, 1/3/17 | 3,135,000 | 627 |
| Liberty Mutual Group Inc. (C) (D), 4.25%, 6/15/23 | 1,000,000 | 966,227 |
| Simon Property Group L.P., 5.875%, 3/1/17 | 1,060,000 | 1,196,188 |
| Swiss Re Solutions Holding Corp., 7%, 2/15/26 | 1,250,000 | 1,578,979 |
| UBS AG (E), 5.75%, 4/25/18 | 366,000 | 422,956 |
| US Bank NA, 6.3%, 2/4/14 | 2,000,000 | 2,068,032 |
| | | 10,525,020 |
| **Health Care - 4.5%** | | |
| Eli Lilly & Co., 6.57%, 1/1/16 | 2,600,000 | 2,930,143 |
| Genentech Inc., 5.25%, 7/15/35 | 1,740,000 | 1,911,646 |
| Merck Sharp & Dohme Corp., 5.75%, 11/15/36 | 3,960,000 | 4,634,697 |
| Quest Diagnostics Inc., 5.45%, 11/1/15 | 3,500,000 | 3,820,743 |
| Wyeth LLC, 6.5%, 2/1/34 | 2,370,000 | 2,969,563 |
| | | 16,266,792 |
| **Industrials - 5.3%** | | |
| Boeing Co./The, 8.625%, 11/15/31 | 760,000 | 1,076,102 |
| Boeing Co./The, 6.875%, 10/15/43 | 1,380,000 | 1,721,270 |
| Burlington Northern Santa Fe LLC, 8.125%, 4/15/20 | 2,925,000 | 3,713,413 |
| General Electric Capital Corp., 3.35%, 10/17/16 | 3,200,000 | 3,368,739 |
| Lockheed Martin Corp., 7.65%, 5/1/16 | 1,450,000 | 1,695,756 |

| | Par Value | Value (Note 2) |
|---|---|---|
| Norfolk Southern Corp., 5.59%, 5/17/25 | $1,268,000 | $ 1,430,338 |
| Norfolk Southern Corp., 7.05%, 5/1/37 | 1,400,000 | 1,802,248 |
| Northrop Grumman Corp., 1.75%, 6/1/18 | 1,500,000 | 1,454,894 |
| Waste Management Inc., 7.125%, 12/15/17 | 2,465,000 | 2,901,017 |
| | | 19,163,777 |
| **Information Technology - 1.8%** | | |
| Apple Inc., 2.4%, 5/3/23 | 3,750,000 | 3,477,990 |
| EMC Corp., 2.65%, 6/1/20 | 3,000,000 | 2,957,337 |
| | | 6,435,327 |
| **Materials - 1.7%** | | |
| Westvaco Corp., 8.2%, 1/15/30 | 2,250,000 | 2,662,717 |
| Weyerhaeuser Co., 7.375%, 3/15/32 | 3,000,000 | 3,601,407 |
| | | 6,264,124 |
| **Telecommunication Service - 1.2%** | | |
| Comcast Cable Communications Holdings Inc., 9.455%, 11/15/22 | 3,080,000 | 4,358,317 |
| **Utilities - 4.8%** | | |
| Indianapolis Power & Light Co. (C) (D), 6.05%, 10/1/36 | 3,445,000 | 4,024,153 |
| Interstate Power & Light Co., 6.25%, 7/15/39 | 2,925,000 | 3,608,333 |
| Sierra Pacific Power Co., Series M, 6%, 5/15/16 | 3,250,000 | 3,680,927 |
| Southwestern Electric Power Co., Series E, 5.55%, 1/15/17 | 2,165,000 | 2,393,710 |
| Wisconsin Electric Power Co., 6.5%, 6/1/28 | 3,000,000 | 3,563,982 |
| | | 17,271,105 |
| **Total Corporate Notes and Bonds** (Cost $93,000,058) | | 99,039,488 |
| **MORTGAGE BACKED SECURITIES - 16.7%** | | |
| **Fannie Mae - 12.0%** | | |
| 4%, 4/1/15 Pool # 255719 | 244,001 | 257,139 |
| 5.5%, 4/1/16 Pool # 745444 | 509,654 | 538,168 |
| 6%, 5/1/16 Pool # 582558 | 27,914 | 29,050 |
| 5.5%, 9/1/17 Pool # 657335 | 73,998 | 78,137 |
| 5.5%, 2/1/18 Pool # 673194 | 247,618 | 261,415 |
| 5%, 5/1/20 Pool # 813965 | 987,217 | 1,061,230 |
| 4.5%, 9/1/20 Pool # 835465 | 735,230 | 780,542 |
| 6%, 5/1/21 Pool # 253847 | 122,072 | 133,395 |
| 7%, 12/1/29 Pool # 762813 | 100,113 | 114,888 |
| 7%, 11/1/31 Pool # 607515 | 63,625 | 74,281 |
| 6.5%, 3/1/32 Pool # 631377 | 127,614 | 142,201 |
| 7%, 5/1/32 Pool # 644591 | 61,095 | 71,327 |
| 6.5%, 6/1/32 Pool # 545691 | 921,774 | 1,003,197 |
| 5.5%, 4/1/33 Pool # 690206 | 1,220,969 | 1,336,295 |
| 5%, 10/1/33 Pool # 254903 | 1,577,878 | 1,706,969 |
| 5.5%, 11/1/33 Pool # 555880 | 1,298,968 | 1,421,661 |
| 5%, 5/1/34 Pool # 782214 | 37,438 | 40,431 |

*See accompanying Notes to Financial Statements.*

# Core Bond Fund Portfolio of Investments (unaudited)

| | Par Value | Value (Note 2) |
|---|---|---|
| **MORTGAGE BACKED SECURITIES** (continued) | | |
| **Fannie Mae** (continued) | | |
| 5%, 6/1/34 Pool # 778891 | $ 382,903 | $ 413,509 |
| 5.5%, 6/1/34 Pool # 780384 | 907,085 | 994,534 |
| 7%, 7/1/34 Pool # 792636 | 41,841 | 44,033 |
| 5.5%, 8/1/34 Pool # 793647 | 197,821 | 214,808 |
| 5.5%, 3/1/35 Pool # 810075 | 728,037 | 793,407 |
| 5.5%, 3/1/35 Pool # 815976 | 1,100,257 | 1,206,794 |
| 5.5%, 7/1/35 Pool # 825283 | 1,223,904 | 1,342,267 |
| 5%, 8/1/35 Pool # 829670 | 1,206,104 | 1,298,596 |
| 5.5%, 8/1/35 Pool # 826872 | 712,085 | 777,970 |
| 5%, 9/1/35 Pool # 820347 | 1,418,071 | 1,585,453 |
| 5%, 9/1/35 Pool # 835699 | 1,468,232 | 1,640,506 |
| 5%, 10/1/35 Pool # 797669 | 1,698,886 | 1,885,812 |
| 5.5%, 10/1/35 Pool # 836912 | 87,935 | 95,370 |
| 5%, 11/1/35 Pool # 844809 | 674,431 | 726,151 |
| 5%, 12/1/35 Pool # 850561 | 755,262 | 813,181 |
| 5.5%, 2/1/36 Pool # 851330 | 9,254 | 10,042 |
| 5.5%, 10/1/36 Pool # 896340 | 182,671 | 198,199 |
| 5.5%, 10/1/36 Pool # 901723 | 1,505,622 | 1,633,458 |
| 6.5%, 10/1/36 Pool # 894118 | 1,182,635 | 1,315,690 |
| 6%, 11/1/36 Pool # 902510 | 1,590,424 | 1,769,743 |
| 5.5%, 2/1/37 Pool # 905140 | 1,239,853 | 1,378,592 |
| 5.5%, 5/1/37 Pool # 899323 | 683,858 | 743,827 |
| 5.5%, 5/1/37 Pool # 928292 | 857,543 | 954,233 |
| 6%, 10/1/37 Pool # 947563 | 1,543,758 | 1,715,486 |
| 5.5%, 7/1/38 Pool # 986973 | 1,087,804 | 1,200,462 |
| 5%, 8/1/38 Pool # 988934 | 1,292,877 | 1,406,443 |
| 6.5%, 8/1/38 Pool # 987711 | 2,131,749 | 2,456,512 |
| 3.5%, 6/1/42 Pool # AO4136 | 3,400,599 | 3,456,719 |
| 3.5%, 9/1/42 Pool # AB6228 | 2,124,944 | 2,164,039 |
| | | 43,286,162 |
| **Freddie Mac - 4.6%** | | |
| 5%, 5/1/18 Pool # E96322 | 531,220 | 561,474 |
| 8%, 6/1/30 Pool # C01005 | 42,376 | 51,278 |
| 7%, 3/1/31 Pool # C48129 | 181,836 | 210,833 |
| 5%, 7/1/33 Pool # A11325 | 973,833 | 1,078,648 |
| 6%, 10/1/34 Pool # A28439 | 272,667 | 299,926 |
| 6%, 10/1/34 Pool # A28598 | 185,502 | 204,046 |
| 5.5%, 11/1/34 Pool # A28282 | 2,082,292 | 2,307,214 |
| 5%, 4/1/35 Pool # A32314 | 293,211 | 324,583 |
| 5%, 4/1/35 Pool # A32315 | 412,645 | 449,460 |
| 5%, 4/1/35 Pool # A32316 | 578,215 | 629,678 |
| 5%, 4/1/35 Pool # A32509 | 195,681 | 217,504 |
| 5%, 1/1/37 Pool # A56371 | 1,178,827 | 1,256,777 |
| 3%, 9/1/42 Pool # C04233 | 3,380,869 | 3,300,470 |
| 3%, 4/1/43 Pool # V80025 | 2,977,296 | 2,906,495 |
| 3%, 4/1/43 Pool # V80026 | $2,982,312 | $ 2,911,391 |
| | | 16,709,777 |
| **Ginnie Mae - 0.1%** | | |
| 8%, 10/20/15 Pool # 2995 | 18,914 | 19,549 |
| 6.5%, 2/20/29 Pool # 2714 | 116,175 | 134,889 |
| 6.5%, 4/20/31 Pool # 3068 | 88,511 | 102,671 |
| | | 257,109 |
| **Total Mortgage Backed Securities** ( Cost $56,723,927 ) | | 60,253,048 |
| **U.S. GOVERNMENT AND AGENCY OBLIGATIONS - 52.3%** | | |
| **Fannie Mae - 1.1%** | | |
| 4.625%, 10/15/14 | 3,905,000 | 4,122,317 |
| **Federal Farm Credit Bank - 1.3%** | | |
| 5.875%, 10/3/16 | 4,000,000 | 4,624,616 |
| **Freddie Mac - 3.1%** | | |
| 4.875%, 11/15/13 | 2,500,000 | 2,544,603 |
| 4.500%, 1/15/14 | 5,500,000 | 5,627,303 |
| 1.000%, 9/29/17 | 3,000,000 | 2,964,297 |
| | | 11,136,203 |
| **U.S. Treasury Bonds - 4.2%** | | |
| 6.625%, 2/15/27 | 7,350,000 | 10,466,856 |
| 4.500%, 5/15/38 | 4,000,000 | 4,772,500 |
| | | 15,239,356 |
| **U.S. Treasury Notes - 42.6%** | | |
| 3.125%, 8/31/13 | 2,710,000 | 2,723,656 |
| 4.000%, 2/15/14 | 9,500,000 | 9,727,848 |
| 4.250%, 8/15/14 | 11,200,000 | 11,705,747 |
| 2.375%, 9/30/14 | 3,600,000 | 3,696,469 |
| 2.625%, 12/31/14 | 26,000,000 | 26,922,194 |
| 2.500%, 3/31/15 | 1,750,000 | 1,816,651 |
| 4.250%, 8/15/15 | 8,900,000 | 9,624,513 |
| 3.250%, 12/31/16 | 8,000,000 | 8,656,872 |
| 3.125%, 1/31/17 | 4,000,000 | 4,315,000 |
| 2.375%, 7/31/17 | 5,250,000 | 5,519,063 |
| 0.750%, 10/31/17 | 10,750,000 | 10,547,599 |
| 4.250%, 11/15/17 | 9,100,000 | 10,294,375 |
| 2.750%, 2/15/19 | 16,750,000 | 17,828,281 |
| 3.375%, 11/15/19 | 15,000,000 | 16,504,680 |
| 2.625%, 11/15/20 | 6,500,000 | 6,772,694 |
| 2.000%, 11/15/21 | 7,500,000 | 7,370,505 |
| | | 154,026,147 |
| **Total U.S. Government and Agency Obligations** ( Cost $180,046,461 ) | | 189,148,639 |

See accompanying Notes to Financial Statements.

## Core Bond Fund Portfolio of Investments (unaudited)

| | Shares | Value (Note 2) |
|---|---|---|
| **SHORT-TERM INVESTMENTS - 2.2%** | | |
| State Street Institutional U.S. Government Money Market Fund | 7,970,933 | $ 7,970,933 |
| **Total Short-Term Investments** ( Cost $7,970,933 ) | | 7,970,933 |
| **TOTAL INVESTMENTS - 99.2%** ( Cost $339,877,922** ) | | 358,537,068 |
| **NET OTHER ASSETS AND LIABILITIES - 0.8%** | | 2,872,724 |
| **TOTAL NET ASSETS - 100.0%** | | $361,409,792 |

\*   Non-income producing.

\*\*   Aggregate cost for Federal tax purposes was $339,877,922.

(A)   Stepped rate security. Rate shown is as of June 30, 2013.

(B)   Floating rate or variable rate note. Rate shown is as of June 30, 2013.

(C)   Security sold within terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "qualified institutional investors."

(D)   Illiquid security (See Note 2).

(E)   Notes and bonds, issued by foreign entities, denominated in U.S. dollars. The aggregate of these securities is 1.26% of total net assets.

(F)   In default. Issuer is bankrupt.

See accompanying Notes to Financial Statements.

# High Income Fund Portfolio of Investments (unaudited)

| | Par Value | Value (Note 2) |
|---|---|---|
| **CORPORATE NOTES AND BONDS - 96.7%** | | |
| **Consumer Discretionary - 37.0%** | | |
| *Auto Components - 3.3%* | | |
| Allison Transmission Inc. (A), 7.125%, 5/15/19 | $ 300,000 | $ 317,250 |
| Dana Holding Corp., 6.5%, 2/15/19 | 350,000 | 372,312 |
| Dana Holding Corp., 6.75%, 2/15/21 | 250,000 | 265,625 |
| Goodyear Tire & Rubber Co., 7%, 5/15/22 | 500,000 | 512,500 |
| Tenneco Inc., 6.875%, 12/15/20 | 525,000 | 561,750 |
| | | 2,029,437 |
| *Automobiles - 0.4%* | | |
| Cooper Standard Automotive Inc., 8.5%, 5/1/18 | 250,000 | 265,000 |
| *Hotels, Restaurants & Leisure - 6.6%* | | |
| Ameristar Casinos Inc., 7.5%, 4/15/21 | 800,000 | 832,000 |
| Boyd Gaming Corp., 9.125%, 12/1/18 | 300,000 | 312,750 |
| Felcor Lodging L.P., 6.75%, 6/1/19 | 950,000 | 992,750 |
| Isle of Capri Casinos Inc., 5.875%, 3/15/21 | 300,000 | 286,500 |
| MGM Resorts International, 7.5%, 6/1/16 | 250,000 | 272,500 |
| MGM Resorts International, 7.625%, 1/15/17 | 500,000 | 546,250 |
| Peninsula Gaming LLC / Peninsula Gaming Corp. (A), 8.375%, 2/15/18 | 200,000 | 208,000 |
| Pinnacle Entertainment Inc., 8.75%, 5/15/20 | 300,000 | 321,750 |
| Scientific Games International Inc., 6.25%, 9/1/20 | 300,000 | 301,500 |
| | | 4,074,000 |
| *Household Durables - 1.7%* | | |
| Griffon Corp., 7.125%, 4/1/18 | 500,000 | 523,750 |
| Spectrum Brands Holdings Inc., 9.5%, 6/15/18 | 500,000 | 547,500 |
| | | 1,071,250 |
| *Media - 18.5%* | | |
| Allbritton Communications Co., 8%, 5/15/18 | 950,000 | 1,009,375 |
| AMC Networks Inc., 4.75%, 12/15/22 | 700,000 | 675,500 |
| Cablevision Systems Corp., 7.75%, 4/15/18 | 250,000 | 268,750 |
| Cablevision Systems Corp., 5.875%, 9/15/22 | 200,000 | 193,500 |
| CCO Holdings LLC / CCO Holdings Capital Corp., 6.5%, 4/30/21 | 750,000 | 781,875 |
| Cequel Communications Holdings I LLC / Cequel Capital Corp. (A), 6.375%, 9/15/20 | 400,000 | 407,000 |
| CSC Holdings LLC, 6.75%, 11/15/21 | 400,000 | 431,000 |
| Cumulus Media Holdings Inc., 7.75%, 5/1/19 | 900,000 | 879,750 |
| DISH DBS Corp. (A), 5.125%, 5/1/20 | 500,000 | 490,000 |
| DISH DBS Corp., 5.875%, 7/15/22 | 100,000 | 101,500 |
| DISH DBS Corp., 5%, 3/15/23 | 300,000 | 288,750 |
| Hughes Satellite Systems Corp., 6.5%, 6/15/19 | 500,000 | 530,000 |
| Intelsat Jackson Holdings S.A. (B), 7.25%, 10/15/20 | $ 525,000 | $ 551,250 |
| Intelsat Jackson Holdings S.A. (B), 7.5%, 4/1/21 | 250,000 | 262,500 |
| Intelsat Jackson Holdings S.A. (A) (B), 5.5%, 8/1/23 | 100,000 | 94,000 |
| Intelsat Luxembourg S.A. (A) (B), 6.75%, 6/1/18 | 250,000 | 251,875 |
| Lamar Media Corp., 5.875%, 2/1/22 | 500,000 | 513,750 |
| Mediacom Broadband LLC / Mediacom Broadband Corp., 6.375%, 4/1/23 | 800,000 | 796,000 |
| Sirius XM Radio Inc. (A), 4.625%, 5/15/23 | 200,000 | 185,000 |
| Telesat Canada / Telesat LLC (A) (B), 6%, 5/15/17 | 500,000 | 510,000 |
| Univision Communications Inc. (A), 6.75%, 9/15/22 | 500,000 | 525,000 |
| UPCB Finance V Ltd. (A) (B), 6.875%, 1/15/22 | 350,000 | 362,250 |
| ViaSat Inc., 6.875%, 6/15/20 | 300,000 | 316,500 |
| Videotron Ltee (B), 5%, 7/15/22 | 550,000 | 536,250 |
| XM Satellite Radio Inc. (A), 7.625%, 11/1/18 | 500,000 | 545,000 |
| | | 11,506,375 |
| *Specialty Retail - 5.2%* | | |
| Jo-Ann Stores Inc. (A), 8.125%, 3/15/19 | 600,000 | 612,000 |
| Michaels Stores Inc., 7.75%, 11/1/18 | 500,000 | 535,000 |
| Penske Automotive Group Inc., 5.75%, 10/1/22 | 500,000 | 510,000 |
| Sally Holdings LLC / Sally Capital Inc., 5.75%, 6/1/22 | 1,000,000 | 1,015,000 |
| Toys R Us Property Co. I LLC, 10.75%, 7/15/17 | 500,000 | 527,500 |
| | | 3,199,500 |
| *Textiles, Apparel & Luxury Goods - 1.3%* | | |
| Hanesbrands Inc., 6.375%, 12/15/20 | 250,000 | 266,563 |
| Levi Strauss & Co., 7.625%, 5/15/20 | 500,000 | 540,000 |
| | | 806,563 |
| **Consumer Staples - 5.1%** | | |
| ACCO Brands Corp., 6.75%, 4/30/20 | 250,000 | 251,563 |
| Barry Callebaut Services N.V. (A) (B), 5.5%, 6/15/23 | 300,000 | 297,954 |
| Central Garden and Pet Co., 8.25%, 3/1/18 | 500,000 | 506,250 |
| Del Monte Corp., 7.625%, 2/15/19 | 500,000 | 513,750 |
| Hawk Acquisition Sub Inc. (A), 4.25%, 10/15/20 | 500,000 | 478,125 |
| Stater Brothers Holdings, 7.75%, 4/15/15 | 500,000 | 501,255 |
| US Foods Inc., 8.5%, 6/30/19 | 600,000 | 627,000 |
| | | 3,175,897 |

See accompanying Notes to Financial Statements.

## High Income Fund Portfolio of Investments (unaudited)

| | Par Value | Value (Note 2) |
|---|---|---|
| **CORPORATE NOTES AND BONDS** (continued) | | |
| **Energy - 12.1%** | | |
| Access Midstream Partners L.P. / ACMP Finance Corp., 4.875%, 5/15/23 | $ 500,000 | $ 463,750 |
| AmeriGas Finance LLC / AmeriGas Finance Corp., 7%, 5/20/22 | 250,000 | 255,625 |
| AmeriGas Partners L.P. / AmeriGas Finance Corp., 6.25%, 8/20/19 | 500,000 | 502,500 |
| Berry Petroleum Co., 6.375%, 9/15/22 | 250,000 | 249,062 |
| Chaparral Energy Inc., 8.25%, 9/1/21 | 500,000 | 526,250 |
| Chesapeake Energy Corp., 6.875%, 11/15/20 | 300,000 | 325,500 |
| Cie Generale de Geophysique - Veritas (B), 6.5%, 6/1/21 | 300,000 | 303,000 |
| Continental Resources Inc., 8.25%, 10/1/19 | 250,000 | 273,750 |
| Exterran Holdings Inc., 7.25%, 12/1/18 | 500,000 | 530,000 |
| Helix Energy Solutions Group Inc. (A), 9.5%, 1/15/16 | 87,000 | 89,349 |
| Key Energy Services Inc., 6.75%, 3/1/21 | 500,000 | 480,000 |
| Lightstream Resources Ltd. (A) (B), 8.625%, 2/1/20 | 300,000 | 285,000 |
| MarkWest Energy Partners L.P. / MarkWest Energy Finance Corp., 6.75%, 11/1/20 | 500,000 | 527,500 |
| Oasis Petroleum Inc., 6.875%, 1/15/23 | 500,000 | 515,000 |
| Precision Drilling Corp. (B), 6.5%, 12/15/21 | 850,000 | 860,625 |
| QEP Resources Inc., 5.375%, 10/1/22 | 150,000 | 148,500 |
| QEP Resources Inc., 5.25%, 5/1/23 | 500,000 | 487,500 |
| Regency Energy Partners L.P. / Regency Energy Finance Corp., 6.875%, 12/1/18 | 400,000 | 421,000 |
| Unit Corp., 6.625%, 5/15/21 | 250,000 | 255,000 |
| | | 7,498,911 |
| **Financials - 2.1%** | | |
| Ally Financial Inc., 5.5%, 2/15/17 | 700,000 | 731,367 |
| CIT Group Inc., 5%, 5/15/17 | 50,000 | 51,063 |
| MPT Operating Partnership L.P. / MPT Finance Corp., 6.875%, 5/1/21 | 500,000 | 530,000 |
| | | 1,312,430 |
| **Health Care - 9.9%** | | |
| Air Medical Group Holdings Inc., 9.25%, 11/1/18 | 300,000 | 323,250 |
| Biomet Inc., 6.5%, 8/1/20 | 250,000 | 257,656 |
| Biomet Inc., 6.5%, 10/1/20 | 400,000 | 399,000 |
| DaVita HealthCare Partners Inc., 6.375%, 11/1/18 | 500,000 | 521,875 |
| Endo Health Solutions Inc., 7%, 12/15/20 | 500,000 | 501,875 |
| Fresenius Medical Care US Finance II Inc. (A), 5.625%, 7/31/19 | 200,000 | 208,000 |
| Fresenius Medical Care US Finance II Inc. (A), 5.875%, 1/31/22 | 200,000 | 210,500 |
| HCA Inc., 5.875%, 3/15/22 | 250,000 | 256,563 |

| | Par Value | Value (Note 2) |
|---|---|---|
| HCA Inc., 5.875%, 5/1/23 | $ 800,000 | $ 802,000 |
| Multiplan Inc. (A), 9.875%, 9/1/18 | 250,000 | 271,875 |
| Omega Healthcare Investors Inc., 5.875%, 3/15/24 | 250,000 | 258,125 |
| Tenet Healthcare Corp., 8%, 8/1/20 | 850,000 | 878,687 |
| Valeant Pharmaceuticals International (A), 6.875%, 12/1/18 | 500,000 | 512,500 |
| Vanguard Health Holding Co. II LLC / Vanguard Holding Co. II Inc., 7.75%, 2/1/19 | 400,000 | 424,000 |
| VPII Escrow Corp. (A) (B), 7.5%, 7/15/21 | 300,000 | 310,500 |
| | | 6,136,406 |
| **Industrials - 10.2%** | | |
| Alliance Data Systems Corp. (A), 5.25%, 12/1/17 | 50,000 | 51,500 |
| Alliance Data Systems Corp. (A), 6.375%, 4/1/20 | 400,000 | 412,000 |
| Ashtead Capital Inc. (A), 6.5%, 7/15/22 | 500,000 | 521,250 |
| Avis Budget Car Rental LLC / Avis Budget Finance Inc., 8.25%, 1/15/19 | 500,000 | 543,750 |
| Belden Inc. (A), 5.5%, 9/1/22 | 500,000 | 491,250 |
| Bombardier Inc. (A) (B), 6.125%, 1/15/23 | 350,000 | 347,375 |
| Clean Harbors Inc., 5.125%, 6/1/21 | 150,000 | 151,125 |
| FTI Consulting Inc. (A), 6%, 11/15/22 | 500,000 | 506,250 |
| Hornbeck Offshore Services Inc., 5.875%, 4/1/20 | 600,000 | 603,000 |
| Moog Inc., 7.25%, 6/15/18 | 500,000 | 517,500 |
| Nortek Inc., 8.5%, 4/15/21 | 250,000 | 267,500 |
| RBS Global Inc. / Rexnord LLC, 8.5%, 5/1/18 | 300,000 | 318,750 |
| Tomkins LLC / Tomkins Inc., 9%, 10/1/18 | 325,000 | 354,250 |
| TransDigm Inc. (A), 5.5%, 10/15/20 | 200,000 | 189,000 |
| United Rentals North America Inc., 8.25%, 2/1/21 | 175,000 | 191,625 |
| United Rentals North America Inc., 7.625%, 4/15/22 | 500,000 | 541,250 |
| West Corp., 8.625%, 10/1/18 | 100,000 | 106,875 |
| West Corp., 7.875%, 1/15/19 | 200,000 | 208,000 |
| | | 6,322,250 |
| **Information Technology - 3.8%** | | |
| Level 3 Financing Inc., 8.125%, 7/1/19 | 600,000 | 630,000 |
| SunGard Data Systems Inc., 7.375%, 11/15/18 | 800,000 | 844,000 |
| Syniverse Holdings Inc., 9.125%, 1/15/19 | 850,000 | 907,375 |
| | | 2,381,375 |
| **Materials - 7.6%** | | |
| ArcelorMittal (B), 5.75%, 8/5/20 | 300,000 | 297,000 |
| Ardagh Packaging Finance PLC / Ardagh MP Holdings USA Inc. (A) (B), 9.125%, 10/15/20 | 300,000 | 318,375 |
| Boise Cascade Co., 6.375%, 11/1/20 | 600,000 | 607,500 |
| Crown Americas LLC / Crown Americas Capital Corp. IV (A), 4.5%, 1/15/23 | 250,000 | 235,625 |

See accompanying Notes to Financial Statements.

## High Income Fund Portfolio of Investments (unaudited)

| | Par Value | Value (Note 2) |
|---|---|---|
| **CORPORATE NOTES AND BONDS** (continued) | | |
| **Materials** (continued) | | |
| FMG Resources August 2006 Pty Ltd. (A) (B), 7%, 11/1/15 | $ 200,000 | $ 202,000 |
| FMG Resources August 2006 Pty Ltd. (A) (B), 8.25%, 11/1/19 | 250,000 | 257,500 |
| FMG Resources August 2006 Pty Ltd. (A) (B), 6.875%, 4/1/22 | 150,000 | 145,500 |
| Huntsman International LLC, 4.875%, 11/15/20 | 400,000 | 395,000 |
| Penn Virginia Resource Partners L.P. / Penn Virginia Resource Finance Corp., 8.25%, 4/15/18 | 700,000 | 729,750 |
| Polymer Group Inc., 7.75%, 2/1/19 | 500,000 | 520,000 |
| Reynolds Group Issuer Inc. / Reynolds Group Issuer LLC, 8.5%, 5/15/18 | 250,000 | 257,500 |
| Reynolds Group Issuer Inc. / Reynolds Group Issuer LLC, 9%, 4/15/19 | 250,000 | 258,125 |
| Reynolds Group Issuer Inc. / Reynolds Group Issuer LLC, 8.25%, 2/15/21 | 500,000 | 495,000 |
| | | 4,718,875 |
| **Telecommunication Services - 6.5%** | | |
| CenturyLink Inc., 5.625%, 4/1/20 | 200,000 | 202,000 |
| CenturyLink Inc., 5.8%, 3/15/22 | 500,000 | 492,500 |
| CommScope Holding Co. Inc., PIK (A), 6.625%, 6/1/20 | 250,000 | 238,750 |
| CommScope Inc. (A), 8.25%, 1/15/19 | 500,000 | 533,750 |
| Crown Castle International Corp., 7.125%, 11/1/19 | 150,000 | 160,125 |
| Crown Castle International Corp., 5.25%, 1/15/23 | 300,000 | 288,000 |
| SBA Telecommunications Inc. (A), 5.75%, 7/15/20 | 300,000 | 300,750 |
| Softbank Corp. (A) (B), 4.5%, 4/15/20 | 250,000 | 240,938 |
| Sprint Nextel Corp., 7%, 8/15/20 | 325,000 | 341,250 |
| tw telecom holdings, Inc., 8%, 3/1/18 | 500,000 | 530,000 |
| Windstream Corp., 7%, 3/15/19 | 475,000 | 476,187 |
| Windstream Corp., 6.375%, 8/1/23 | 250,000 | 233,750 |
| | | 4,038,000 |
| **Utilities - 2.4%** | | |
| GenOn Energy Inc., 7.875%, 6/15/17 | 300,000 | 318,750 |
| Mirant Americas Generation LLC, 8.5%, 10/1/21 | 300,000 | 322,500 |
| NRG Energy Inc., 8.25%, 9/1/20 | 475,000 | 511,812 |
| Suburban Propane Partners L.P. / Suburban Energy Finance Corp., 7.375%, 8/1/21 | 309,000 | 321,360 |
| | | 1,474,422 |
| **Total Corporate Notes and Bonds** ( Cost $59,092,756 ) | | 60,010,691 |

| | Shares | Value (Note 2) |
|---|---|---|
| **SHORT-TERM INVESTMENTS - 2.4%** | | |
| State Street Institutional U.S. Government Money Market Fund | $ 1,467,289 | $ 1,467,289 |
| **Total Short-Term Investments** ( Cost $1,467,289 ) | | 1,467,289 |
| **TOTAL INVESTMENTS - 99.1%** ( Cost $60,560,045** ) | | 61,477,980 |
| **NET OTHER ASSETS AND LIABILITIES - 0.9%** | | 581,548 |
| **TOTAL NET ASSETS - 100.0%** | | $ 62,059,528 |

** Aggregate cost for Federal tax purposes was $60,560,045.

(A) Security sold within terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "qualified institutional investors."

(B) Notes and bonds, issued by foreign entities, denominated in U.S. dollars. The aggregate of these securities is 10.37% of total net assets.

PIK Payment in Kind. Pays interest in additional bonds rather than in cash.

PLC Public Limited Company.

See accompanying Notes to Financial Statements.

# Diversified Income Fund Portfolio of Investments (unaudited)

| | Shares | Value (Note 2) |
|---|---|---|
| **COMMON STOCKS - 57.8%** | | |
| **Consumer Discretionary - 5.8%** | | |
| McDonald's Corp. | 63,500 | $ 6,286,500 |
| Omnicom Group Inc. | 62,000 | 3,897,940 |
| Target Corp. | 67,000 | 4,613,620 |
| Time Warner Inc. | 81,500 | 4,712,330 |
| Viacom Inc., Class B | 51,000 | 3,470,550 |
| | | 22,980,940 |
| **Consumer Staples - 7.2%** | | |
| Coca-Cola Co./The | 86,000 | 3,449,460 |
| Diageo PLC, ADR | 26,000 | 2,988,700 |
| Nestle S.A., ADR | 59,000 | 3,881,020 |
| PepsiCo Inc. | 68,000 | 5,561,720 |
| Philip Morris International Inc. | 28,500 | 2,468,670 |
| Procter & Gamble Co./The | 70,000 | 5,389,300 |
| Sysco Corp. | 77,000 | 2,630,320 |
| Wal-Mart Stores Inc. | 34,000 | 2,532,660 |
| | | 28,901,850 |
| **Energy - 6.9%** | | |
| Chevron Corp. | 88,000 | 10,413,920 |
| ConocoPhillips | 79,500 | 4,809,750 |
| Exxon Mobil Corp. | 96,000 | 8,673,600 |
| Occidental Petroleum Corp. | 40,500 | 3,613,815 |
| | | 27,511,085 |
| **Financials - 10.6%** | | |
| Bank of New York Mellon Corp./The | 103,000 | 2,889,150 |
| BB&T Corp. | 114,000 | 3,862,320 |
| BlackRock Inc. | 10,100 | 2,594,185 |
| M&T Bank Corp. | 33,000 | 3,687,750 |
| Northern Trust Corp. | 54,000 | 3,126,600 |
| PartnerRe Ltd. | 46,000 | 4,165,760 |
| Travelers Cos. Inc./The | 113,000 | 9,030,960 |
| US Bancorp | 177,000 | 6,398,550 |
| Wells Fargo & Co. | 157,000 | 6,479,390 |
| | | 42,234,665 |
| **Health Care - 9.0%** | | |
| Becton, Dickinson and Co. | 26,000 | 2,569,580 |
| Johnson & Johnson | 113,500 | 9,745,110 |
| Medtronic Inc. | 86,000 | 4,426,420 |
| Merck & Co. Inc. | 165,000 | 7,664,250 |
| Novartis AG, ADR | 36,000 | 2,545,560 |
| Pfizer Inc. | 317,019 | 8,879,702 |
| | | 35,830,622 |
| **Industrials - 8.4%** | | |
| 3M Co. | 74,000 | 8,091,900 |
| Boeing Co./The | 36,500 | 3,739,060 |
| Emerson Electric Co. | 69,000 | 3,763,260 |
| General Dynamics Corp. | 35,000 | $ 2,741,550 |
| United Parcel Service Inc., Class B | 73,500 | 6,356,280 |
| United Technologies Corp. | 67,000 | 6,226,980 |
| Waste Management Inc. | 67,000 | 2,702,110 |
| | | 33,621,140 |
| **Information Technology - 7.6%** | | |
| Accenture PLC, Class A | 55,500 | 3,993,780 |
| Automatic Data Processing Inc. | 55,000 | 3,787,300 |
| Intel Corp. | 106,000 | 2,567,320 |
| Linear Technology Corp. | 90,000 | 3,315,600 |
| Microchip Technology Inc. | 75,000 | 2,793,750 |
| Microsoft Corp. | 160,000 | 5,524,800 |
| Oracle Corp. | 75,000 | 2,304,000 |
| QUALCOMM Inc. | 97,000 | 5,924,760 |
| | | 30,211,310 |
| **Materials - 0.9%** | | |
| Air Products & Chemicals Inc. | 38,000 | 3,479,660 |
| **Telecommunication Service - 1.4%** | | |
| AT&T Inc. | 153,515 | 5,434,431 |
| **Total Common Stocks** ( Cost $167,482,151 ) | | 230,205,703 |

| | Par Value | Value (Note 2) |
|---|---|---|
| **ASSET BACKED SECURITIES - 0.1%** | | |
| ABSC Long Beach Home Equity Loan Trust, Series 2000-LB1, Class AF5 (A), 8.41%, 9/21/30 | $ 599,648 | 607,729 |
| **Total Asset Backed Securities** ( Cost $620,310 ) | | 607,729 |
| **CORPORATE NOTES AND BONDS - 14.5%** | | |
| **Consumer Discretionary - 1.8%** | | |
| American Association of Retired Persons (B) (C), 7.5%, 5/1/31 | 2,000,000 | 2,594,412 |
| DR Horton Inc., 5.25%, 2/15/15 | 515,000 | 535,600 |
| ERAC USA Finance LLC (B) (C), 6.7%, 6/1/34 | 1,850,000 | 2,087,177 |
| Royal Caribbean Cruises Ltd. (D), 7.25%, 6/15/16 | 1,600,000 | 1,760,000 |
| | | 6,977,189 |
| **Consumer Staples - 0.6%** | | |
| Mondelez International Inc., 6.5%, 11/1/31 | 2,025,000 | 2,352,665 |
| **Energy - 1.3%** | | |
| ConocoPhillips, 6.65%, 7/15/18 | 1,500,000 | 1,797,969 |
| Hess Corp., 7.875%, 10/1/29 | 1,150,000 | 1,436,889 |
| Transocean Inc. (D), 6%, 3/15/18 | 750,000 | 840,481 |
| Transocean Inc. (D), 7.5%, 4/15/31 | 1,030,000 | 1,144,811 |
| | | 5,220,150 |

See accompanying Notes to Financial Statements.

# Diversified Income Fund Portfolio of Investments (unaudited)

| | Par Value | Value (Note 2) |
|---|---|---|
| **CORPORATE NOTES AND BONDS** (continued) | | |
| **Financials - 1.5%** | | |
| American Express Credit Corp., 2.375%, 3/24/17 | $ 450,000 | $ 459,396 |
| HCP Inc., 6.7%, 1/30/18 | 1,450,000 | 1,697,144 |
| Lehman Brothers Holdings Inc. * (E), 5.75%, 1/3/17 | 1,735,000 | 347 |
| Simon Property Group L.P., 5.875%, 3/1/17 | 530,000 | 598,094 |
| Swiss Re Solutions Holding Corp., 7%, 2/15/26 | 1,000,000 | 1,263,183 |
| US Bank NA, 6.3%, 2/4/14 | 2,000,000 | 2,068,032 |
| | | 6,086,196 |
| **Health Care - 3.1%** | | |
| AbbVie Inc. (B) (C), 2%, 11/6/18 | 1,200,000 | 1,163,551 |
| Amgen Inc., 5.85%, 6/1/17 | 3,950,000 | 4,509,273 |
| Eli Lilly & Co., 6.57%, 1/1/16 | 1,200,000 | 1,352,374 |
| Genentech Inc., 5.25%, 7/15/35 | 740,000 | 812,999 |
| Merck Sharp & Dohme Corp., 5.75%, 11/15/36 | 1,320,000 | 1,544,899 |
| Quest Diagnostics Inc., 5.45%, 11/1/15 | 1,500,000 | 1,637,461 |
| Wyeth LLC, 6.5%, 2/1/34 | 1,100,000 | 1,378,278 |
| | | 12,398,835 |
| **Industrials - 1.9%** | | |
| Boeing Co./The, 8.625%, 11/15/31 | 350,000 | 495,573 |
| Boeing Co./The, 6.875%, 10/15/43 | 620,000 | 773,324 |
| Burlington Northern Santa Fe LLC, 8.125%, 4/15/20 | 1,365,000 | 1,732,926 |
| Lockheed Martin Corp., 7.65%, 5/1/16 | 780,000 | 912,200 |
| Norfolk Southern Corp., 5.59%, 5/17/25 | 957,000 | 1,079,522 |
| Norfolk Southern Corp., 7.05%, 5/1/37 | 1,050,000 | 1,351,686 |
| Waste Management Inc., 7.125%, 12/15/17 | 1,150,000 | 1,353,416 |
| | | 7,698,647 |
| **Information Technology - 0.8%** | | |
| Apple Inc., 2.4%, 5/3/23 | 500,000 | 463,732 |
| Cisco Systems Inc., 5.5%, 2/22/16 | 960,000 | 1,071,988 |
| International Business Machines Corp., 1.875%, 8/1/22 | 1,600,000 | 1,430,789 |
| | | 2,966,509 |
| **Materials - 0.5%** | | |
| Ball Corp., 4%, 11/15/23 | 250,000 | 231,250 |
| Rio Tinto Finance USA PLC (D), 2.25%, 12/14/18 | 400,000 | 388,705 |
| Westvaco Corp., 8.2%, 1/15/30 | 1,025,000 | 1,213,016 |
| | | 1,832,971 |
| **Telecommunication Service - 0.6%** | | |
| Comcast Cable Communications Holdings Inc., 9.455%, 11/15/22 | 1,780,000 | 2,518,768 |
| **Utilities - 2.4%** | | |
| Indianapolis Power & Light Co. (B) (C), 6.05%, 10/1/36 | $1,555,000 | $ 1,816,417 |
| Interstate Power & Light Co., 6.25%, 7/15/39 | 1,365,000 | 1,683,889 |
| Nevada Power Co., Series R, 6.75%, 7/1/37 | 1,600,000 | 2,045,224 |
| Sierra Pacific Power Co., Series M, 6%, 5/15/16 | 474,000 | 536,849 |
| Southwestern Electric Power Co., Series E, 5.55%, 1/15/17 | 835,000 | 923,209 |
| Westar Energy Inc., 6%, 7/1/14 | 2,400,000 | 2,521,495 |
| | | 9,527,083 |
| **Total Corporate Notes and Bonds** ( Cost $53,628,247 ) | | 57,579,013 |
| **MORTGAGE BACKED SECURITIES - 6.9%** | | |
| **Fannie Mae - 5.1%** | | |
| 4%, 4/1/15 Pool # 255719 | 114,554 | 120,722 |
| 5.5%, 4/1/16 Pool # 745444 | 196,960 | 207,979 |
| 6%, 5/1/16 Pool # 582558 | 51,176 | 53,258 |
| 5%, 12/1/17 Pool # 672243 | 470,332 | 503,119 |
| 4.5%, 9/1/20 Pool # 835465 | 451,985 | 479,841 |
| 6%, 5/1/21 Pool # 253847 | 103,852 | 113,485 |
| 7%, 12/1/29 Pool # 762813 | 46,884 | 53,803 |
| 7%, 11/1/31 Pool # 607515 | 63,625 | 74,281 |
| 7%, 5/1/32 Pool # 644591 | 33,588 | 39,213 |
| 5.5%, 10/1/33 Pool # 254904 | 451,611 | 494,268 |
| 5.5%, 11/1/33 Pool # 555880 | 1,298,968 | 1,421,661 |
| 5%, 5/1/34 Pool # 780890 | 1,713,042 | 1,849,966 |
| 7%, 7/1/34 Pool # 792636 | 20,027 | 21,076 |
| 5.5%, 8/1/34 Pool # 793647 | 191,115 | 207,526 |
| 5.5%, 3/1/35 Pool # 815976 | 1,067,493 | 1,170,858 |
| 5.5%, 7/1/35 Pool # 825283 | 508,827 | 558,036 |
| 5.5%, 8/1/35 Pool # 826872 | 312,475 | 341,386 |
| 5%, 9/1/35 Pool # 820347 | 579,573 | 647,982 |
| 5%, 9/1/35 Pool # 835699 | 614,584 | 686,696 |
| 5%, 10/1/35 Pool # 797669 | 532,181 | 590,736 |
| 5.5%, 10/1/35 Pool # 836912 | 192,157 | 208,406 |
| 5%, 12/1/35 Pool # 850561 | 315,946 | 340,175 |
| 5.5%, 12/1/35 Pool # 844583 | 1,027,667 | 1,120,163 |
| 5.5%, 2/1/36 Pool # 851330 | 4,157 | 4,510 |
| 5.5%, 9/1/36 Pool # 831820 | 1,159,390 | 1,290,699 |
| 6%, 9/1/36 Pool # 831741 | 628,728 | 682,820 |
| 5.5%, 10/1/36 Pool # 896340 | 82,189 | 89,176 |
| 5.5%, 10/1/36 Pool # 901723 | 564,608 | 612,547 |
| 5.5%, 12/1/36 Pool # 902853 | 1,096,284 | 1,209,527 |
| 5.5%, 12/1/36 Pool # 903059 | 937,161 | 1,027,585 |
| 5.5%, 12/1/36 Pool # 907512 | 490,437 | 533,703 |
| 5.5%, 12/1/36 Pool # 907635 | 757,230 | 845,168 |
| 3.5%, 6/1/42 Pool # AO4136 | 1,275,225 | 1,296,270 |
| 3%, 2/1/43 Pool # AB8486 | 1,484,701 | 1,452,632 |
| | | 20,349,273 |

See accompanying Notes to Financial Statements.

## Diversified Income Fund Portfolio of Investments (unaudited)

| | Par Value | Value (Note 2) |
|---|---|---|
| **MORTGAGE BACKED SECURITIES** (continued) | | |
| **Freddie Mac - 1.8%** | | |
| 8%, 6/1/30 Pool # C01005 | $ 33,901 | $ 41,022 |
| 6.5%, 1/1/32 Pool # C62333 | 124,098 | 141,576 |
| 5%, 7/1/33 Pool # A11325 | 973,833 | 1,078,648 |
| 6%, 10/1/34 Pool # A28439 | 126,454 | 139,096 |
| 6%, 10/1/34 Pool # A28598 | 86,030 | 94,630 |
| 5%, 4/1/35 Pool # A32314 | 158,558 | 175,523 |
| 5%, 4/1/35 Pool # A32315 | 184,264 | 200,704 |
| 5%, 4/1/35 Pool # A32316 | 198,760 | 216,451 |
| 5%, 4/1/35 Pool # A32509 | 129,961 | 144,454 |
| 5%, 1/1/37 Pool # A56371 | 589,413 | 628,389 |
| 3%, 9/1/42 Pool # C04233 | 1,738,733 | 1,697,385 |
| 3%, 4/1/43 Pool # V80025 | 1,190,918 | 1,162,598 |
| 3%, 4/1/43 Pool # V80026 | 1,192,925 | 1,164,556 |
| | | 6,885,032 |
| **Ginnie Mae - 0.0%** | | |
| 6.5%, 4/20/31 Pool # 3068 | 72,892 | 84,553 |
| **Total Mortgage Backed Securities** ( Cost $25,833,887 ) | | 27,318,858 |
| **U.S. GOVERNMENT AND AGENCY OBLIGATIONS - 16.5%** | | |
| **U.S. Treasury Bond - 1.2%** | | |
| 6.625%, 2/15/27 | 3,270,000 | 4,656,683 |
| **U.S. Treasury Notes - 15.3%** | | |
| 3.125%, 8/31/13 | 1,175,000 | 1,180,921 |
| 4.000%, 2/15/14 | 4,810,000 | 4,925,363 |
| 4.250%, 8/15/14 | 4,965,000 | 5,189,200 |
| 2.375%, 9/30/14 | 1,400,000 | 1,437,516 |
| 0.500%, 10/15/14 | 5,000,000 | 5,017,970 |
| 2.500%, 3/31/15 | 795,000 | 825,278 |
| 4.500%, 2/15/16 | 5,550,000 | 6,120,174 |
| 3.250%, 12/31/16 | 2,500,000 | 2,705,272 |

| | Par Value | Value (Note 2) |
|---|---|---|
| 3.125%, 1/31/17 | $2,000,000 | $ 2,157,500 |
| 0.500%, 7/31/17 | 4,000,000 | 3,904,064 |
| 2.375%, 7/31/17 | 2,000,000 | 2,102,500 |
| 4.250%, 11/15/17 | 12,100,000 | 13,688,125 |
| 2.750%, 2/15/19 | 1,300,000 | 1,383,688 |
| 3.375%, 11/15/19 | 1,000,000 | 1,100,312 |
| 2.625%, 11/15/20 | 7,400,000 | 7,710,452 |
| 1.750%, 5/15/22 | 1,750,000 | 1,668,653 |
| | | 61,116,988 |
| **Total U.S. Government and Agency Obligations** ( Cost $63,255,900 ) | | 65,773,671 |

| | Shares | |
|---|---|---|
| **SHORT-TERM INVESTMENTS - 4.0%** | | |
| State Street Institutional U.S. Government Money Market Fund | 15,927,601 | 15,927,601 |
| **Total Short-Term Investments** ( Cost $15,927,601 ) | | 15,927,601 |
| **TOTAL INVESTMENTS - 99.8%** ( Cost $326,748,096** ) | | 397,412,575 |
| **NET OTHER ASSETS AND LIABILITIES - 0.2%** | | 695,477 |
| **TOTAL NET ASSETS - 100.0%** | | $398,108,052 |

\* Non-income producing.

\*\* Aggregate cost for Federal tax purposes was $327,577,278.

(A) Stepped rate security. Rate shown is as of June 30, 2013.

(B) Security sold within terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "qualified institutional investors."

(C) Illiquid security (See Note 2).

(D) Notes and bonds, issued by foreign entities, denominated in U.S. dollars. The aggregate of these securities is 1.04% of total net assets.

(E) In default. Issuer is bankrupt.

ADR American Depositary Receipt.

PLC Public Limited Company.

See accompanying Notes to Financial Statements.

## Large Cap Value Fund Portfolio of Investments (unaudited)

| | Shares | Value (Note 2) |
|---|---|---|
| **COMMON STOCKS - 95.5%** | | |
| **Consumer Discretionary - 11.1%** | | |
| DIRECTV * | 204,000 | $ 12,570,480 |
| McDonald's Corp. | 58,000 | 5,742,000 |
| Omnicom Group Inc. | 162,000 | 10,184,940 |
| Target Corp. | 160,000 | 11,017,600 |
| Time Warner Inc. | 200,000 | 11,564,000 |
| Viacom Inc., Class B | 126,000 | 8,574,300 |
| | | 59,653,320 |
| **Consumer Staples - 6.8%** | | |
| Diageo PLC, ADR | 47,000 | 5,402,650 |
| Nestle S.A., ADR | 94,000 | 6,183,320 |
| Philip Morris International Inc. | 93,000 | 8,055,660 |
| Procter & Gamble Co./The | 106,000 | 8,160,940 |
| Wal-Mart Stores Inc. | 117,000 | 8,715,330 |
| | | 36,517,900 |
| **Energy - 12.7%** | | |
| Apache Corp. | 96,500 | 8,089,595 |
| Chevron Corp. | 133,046 | 15,744,663 |
| ConocoPhillips | 167,000 | 10,103,500 |
| Exxon Mobil Corp. | 72,000 | 6,505,200 |
| National Oilwell Varco Inc. | 132,000 | 9,094,800 |
| Occidental Petroleum Corp. | 101,000 | 9,012,230 |
| Schlumberger Ltd. | 136,000 | 9,745,760 |
| | | 68,295,748 |
| **Financials - 27.3%** | | |
| *Capital Markets - 2.8%* | | |
| Bank of New York Mellon Corp./The | 331,000 | 9,284,550 |
| BlackRock Inc. | 21,500 | 5,522,275 |
| | | 14,806,825 |
| *Commercial Banks - 8.8%* | | |
| BB&T Corp. | 265,000 | 8,978,200 |
| M&T Bank Corp. | 56,000 | 6,258,000 |
| US Bancorp | 405,000 | 14,640,750 |
| Wells Fargo & Co. | 424,000 | 17,498,480 |
| | | 47,375,430 |
| *Insurance - 14.2%* | | |
| American International Group Inc. * | 319,000 | 14,259,300 |
| Arch Capital Group Ltd. * | 187,000 | 9,613,670 |
| Berkshire Hathaway Inc., Class B * | 149,500 | 16,732,040 |
| Markel Corp. * | 31,576 | 16,638,973 |
| Travelers Cos. Inc./The | 158,000 | 12,627,360 |
| WR Berkley Corp. | 158,032 | 6,457,188 |
| | | 76,328,531 |
| *Real Estate Management & Development - 1.5%* | | |
| Brookfield Asset Management Inc., Class A | 223,000 | 8,032,460 |

| | Shares | Value (Note 2) |
|---|---|---|
| **Health Care - 15.0%** | | |
| Johnson & Johnson | 194,000 | $ 16,656,840 |
| Medtronic Inc. | 217,000 | 11,168,990 |
| Merck & Co. Inc. | 441,000 | 20,484,450 |
| Novartis AG, ADR | 78,000 | 5,515,380 |
| Pfizer Inc. | 740,000 | 20,727,400 |
| UnitedHealth Group Inc. | 91,000 | 5,958,680 |
| | | 80,511,740 |
| **Industrials - 14.5%** | | |
| 3M Co. | 145,000 | 15,855,750 |
| Boeing Co./The | 80,000 | 8,195,200 |
| Danaher Corp. | 150,000 | 9,495,000 |
| Emerson Electric Co. | 113,000 | 6,163,020 |
| FedEx Corp. | 129,000 | 12,716,820 |
| General Dynamics Corp. | 78,000 | 6,109,740 |
| United Parcel Service Inc., Class B | 118,000 | 10,204,640 |
| United Technologies Corp. | 100,000 | 9,294,000 |
| | | 78,034,170 |
| **Information Technology - 2.9%** | | |
| International Business Machines Corp. | 42,990 | 8,215,819 |
| QUALCOMM Inc. | 123,500 | 7,543,380 |
| | | 15,759,199 |
| **Materials - 3.8%** | | |
| Air Products & Chemicals Inc. | 83,000 | 7,600,310 |
| Mosaic Co./The | 240,000 | 12,914,400 |
| | | 20,514,710 |
| **Telecommunication Service - 1.4%** | | |
| AT&T Inc. | 207,987 | 7,362,740 |
| **Total Common Stocks** | | |
| ( Cost $386,785,744 ) | | 513,192,773 |
| **SHORT-TERM INVESTMENTS - 4.5%** | | |
| State Street Institutional U.S. Government Money Market Fund | 24,464,493 | 24,464,493 |
| **Total Short-Term Investments** | | |
| ( Cost $24,464,493 ) | | 24,464,493 |
| **TOTAL INVESTMENTS - 100.0%** ( Cost $411,250,237** ) | | 537,657,266 |
| **NET OTHER ASSETS AND LIABILITIES - 0.0%** | | (141,474) |
| **TOTAL NET ASSETS - 100.0%** | | $537,515,792 |

\* Non-income producing.

\** Aggregate cost for Federal tax purposes was $411,637,767.

ADR American Depositary Receipt.

PLC Public Limited Company.

See accompanying Notes to Financial Statements.

# Large Cap Growth Fund Portfolio of Investments (unaudited)

| | Shares | Value (Note 2) |
|---|---|---|
| **COMMON STOCKS - 93.6%** | | |
| **Consumer Discretionary - 19.2%** | | |
| Amazon.com Inc. * | 29,297 | $ 8,135,484 |
| CBS Corp., Class B | 74,150 | 3,623,711 |
| Chipotle Mexican Grill Inc. * | 5,165 | 1,881,868 |
| DIRECTV * | 74,065 | 4,563,885 |
| Discovery Communications Inc., Class C * | 86,523 | 6,027,192 |
| Home Depot Inc./The | 77,125 | 5,974,874 |
| Lululemon Athletica Inc. * | 69,211 | 4,534,705 |
| McDonald's Corp. | 47,945 | 4,746,555 |
| NIKE Inc., Class B | 56,918 | 3,624,538 |
| Omnicom Group Inc. | 79,720 | 5,011,996 |
| Panera Bread Co., Class A * | 16,266 | 3,024,500 |
| priceline.com Inc. * | 6,943 | 5,742,764 |
| Starbucks Corp. | 56,378 | 3,692,195 |
| TJX Cos. Inc. | 113,690 | 5,691,321 |
| Walt Disney Co./The | 32,840 | 2,073,846 |
| | | 68,349,434 |
| **Consumer Staples - 7.5%** | | |
| Costco Wholesale Corp. | 57,304 | 6,336,103 |
| Nestle S.A., ADR | 115,655 | 7,607,786 |
| PepsiCo Inc. | 44,725 | 3,658,058 |
| Philip Morris International Inc. | 105,955 | 9,177,822 |
| | | 26,779,769 |
| **Energy - 5.1%** | | |
| Apache Corp. | 80,025 | 6,708,496 |
| Schlumberger Ltd. | 160,765 | 11,520,420 |
| | | 18,228,916 |
| **Financials - 2.5%** | | |
| Brookfield Asset Management Inc., Class A | 124,706 | 4,491,910 |
| T. Rowe Price Group Inc. | 63,129 | 4,617,886 |
| | | 9,109,796 |
| **Health Care - 8.7%** | | |
| Allergan Inc. | 55,428 | 4,669,255 |
| Biogen Idec Inc. * | 22,397 | 4,819,834 |
| Celgene Corp. * | 35,665 | 4,169,595 |
| Cerner Corp. * | 48,129 | 4,624,716 |
| Johnson & Johnson | 58,500 | 5,022,810 |
| UnitedHealth Group Inc. | 115,035 | 7,532,492 |
| | | 30,838,702 |
| **Industrials - 15.5%** | | |
| 3M Co. | 53,372 | $ 5,836,228 |
| Boeing Co./The | 58,967 | 6,040,579 |
| Danaher Corp. | 112,318 | 7,109,729 |
| Emerson Electric Co. | 87,988 | 4,798,866 |
| Expeditors International of Washington Inc. | 69,867 | 2,655,645 |
| FedEx Corp. | 36,155 | 3,564,160 |
| Jacobs Engineering Group Inc. * | 69,690 | 3,842,010 |
| Roper Industries Inc. | 37,893 | 4,707,068 |
| United Parcel Service Inc., Class B | 74,075 | 6,406,006 |
| United Technologies Corp. | 77,428 | 7,196,158 |
| W.W. Grainger Inc. | 11,825 | 2,982,029 |
| | | 55,138,478 |
| **Information Technology - 29.9%** | | |
| *Communications Equipment - 3.2%* | | |
| QUALCOMM Inc. | 185,618 | 11,337,547 |
| *Computers & Peripherals - 4.8%* | | |
| Apple Inc. | 42,824 | 16,961,730 |
| *Internet Software & Services - 5.5%* | | |
| eBay Inc. * | 123,957 | 6,411,056 |
| Google Inc., Class A * | 15,078 | 13,274,219 |
| | | 19,685,275 |
| *IT Services - 5.9%* | | |
| Accenture PLC, Class A | 101,572 | 7,309,121 |
| International Business Machines Corp. | 35,095 | 6,707,005 |
| Visa Inc., Class A | 38,321 | 7,003,163 |
| | | 21,019,289 |
| *Semiconductors & Semiconductor Equipment - 1.5%* | | |
| Linear Technology Corp. | 140,170 | 5,163,863 |
| *Software - 9.0%* | | |
| MICROS Systems Inc. * | 96,753 | 4,174,892 |
| Microsoft Corp. | 495,415 | 17,106,680 |
| Oracle Corp. | 352,632 | 10,832,855 |
| | | 32,114,427 |

See accompanying Notes to Financial Statements.

## Large Cap Growth Fund Portfolio of Investments (unaudited)

| | Shares | Value (Note 2) |
|---|---|---|
| **COMMON STOCKS** (continued) | | |
| **Materials - 5.2%** | | |
| Ecolab Inc. | 42,352 | $ 3,607,967 |
| Monsanto Co. | 91,165 | 9,007,102 |
| Mosaic Co./The | 107,833 | 5,802,494 |
| | | 18,417,563 |
| **Total Common Stocks** | | |
| ( Cost $253,901,456 ) | | 333,144,789 |
| **SHORT-TERM INVESTMENTS - 6.5%** | | |
| State Street Institutional U.S. Government Money Market Fund | 23,056,283 | 23,056,283 |
| **Total Short-Term Investments** | | |
| ( Cost $23,056,283 ) | | 23,056,283 |
| **TOTAL INVESTMENTS - 100.1%** ( Cost $276,957,739** ) | | 356,201,072 |
| **NET OTHER ASSETS AND LIABILITIES - (0.1%)** | | (473,020) |
| **TOTAL NET ASSETS - 100.0%** | | $355,728,052 |

\* Non-income producing.
\*\* Aggregate cost for Federal tax purposes was $278,547,215.
ADR American Depositary Receipt.
PLC Public Limited Company.

See accompanying Notes to Financial Statements.

## Mid Cap Fund Portfolio of Investments (unaudited)

| | Shares | Value (Note 2) |
|---|---|---|
| **COMMON STOCKS - 91.8%** | | |
| **Consumer Discretionary - 23.4%** | | |
| Advance Auto Parts Inc. | 157,684 | $ 12,799,210 |
| Bed Bath & Beyond Inc. * | 170,741 | 12,105,537 |
| CarMax Inc. * | 224,047 | 10,342,009 |
| Discovery Communications Inc., Class C * | 115,801 | 8,066,698 |
| Liberty Global PLC * | 149,867 | 10,174,471 |
| Omnicom Group Inc. | 208,233 | 13,091,609 |
| Tiffany & Co. | 114,590 | 8,346,736 |
| TJX Cos. Inc. | 306,757 | 15,356,255 |
| | | 90,282,525 |
| **Consumer Staples - 0.9%** | | |
| Brown-Forman Corp., Class B | 50,053 | 3,381,080 |
| **Energy - 4.6%** | | |
| Ensco PLC, Class A | 143,097 | 8,316,798 |
| World Fuel Services Corp. | 231,769 | 9,266,124 |
| | | 17,582,922 |
| **Financials - 23.7%** | | |
| Arch Capital Group Ltd. * | 204,189 | 10,497,356 |
| Brookfield Asset Management Inc., Class A | 374,528 | 13,490,499 |
| Brown & Brown Inc. | 258,708 | 8,340,746 |
| Glacier Bancorp Inc. | 347,446 | 7,709,827 |
| Leucadia National Corp. | 331,573 | 8,693,844 |
| M&T Bank Corp. | 89,249 | 9,973,576 |
| Markel Corp. * | 37,839 | 19,939,261 |
| WR Berkley Corp. | 309,392 | 12,641,757 |
| | | 91,286,866 |
| **Health Care - 9.9%** | | |
| DENTSPLY International Inc. | 196,457 | 8,046,879 |
| Laboratory Corp. of America Holdings * | 123,152 | 12,327,515 |
| Perrigo Co. | 67,011 | 8,108,331 |
| Techne Corp. | 141,929 | 9,804,455 |
| | | 38,287,180 |

| | Shares | Value (Note 2) |
|---|---|---|
| **Industrials - 18.8%** | | |
| C.H. Robinson Worldwide Inc. | 189,725 | $ 10,683,415 |
| Colfax Corp. * | 150,790 | 7,857,667 |
| Copart Inc. * | 386,496 | 11,904,077 |
| Expeditors International of Washington Inc. | 264,525 | 10,054,595 |
| IDEX Corp. | 160,235 | 8,622,245 |
| Jacobs Engineering Group Inc. * | 125,549 | 6,921,516 |
| Ritchie Bros Auctioneers Inc. | 387,867 | 7,454,804 |
| Wabtec Corp. | 166,878 | 8,916,292 |
| | | 72,414,611 |
| **Information Technology - 4.5%** | | |
| Amphenol Corp., Class A | 101,226 | 7,889,554 |
| MICROS Systems Inc. * | 218,507 | 9,428,577 |
| | | 17,318,131 |
| **Materials - 6.0%** | | |
| Crown Holdings Inc. * | 327,899 | 13,486,486 |
| Ecolab Inc. | 114,783 | 9,778,363 |
| | | 23,264,849 |
| **Total Common Stocks** | | |
| ( Cost $250,962,822 ) | | 353,818,164 |
| **SHORT-TERM INVESTMENTS - 6.3%** | | |
| State Street Institutional U.S. Government Money Market Fund | 24,173,629 | 24,173,629 |
| **Total Short-Term Investments** | | |
| ( Cost $24,173,629 ) | | 24,173,629 |
| **TOTAL INVESTMENTS - 98.1%** ( Cost $275,136,451** ) | | 377,991,793 |
| **NET OTHER ASSETS AND LIABILITIES - 1.9%** | | 7,168,669 |
| **TOTAL NET ASSETS - 100.0%** | | $385,160,462 |

\* Non-income producing.

\*\* Aggregate cost for Federal tax purposes was $275,379,558.

PLC Public Limited Company.

See accompanying Notes to Financial Statements.

## Small Cap Fund Portfolio of Investments (unaudited)

| | Shares | Value (Note 2) |
|---|---|---|
| **COMMON STOCKS - 95.6%** | | |
| **Consumer Discretionary - 12.1%** | | |
| Ascena Retail Group Inc. * | 14,320 | $ 249,884 |
| Cato Corp./The, Class A | 10,680 | 266,573 |
| CEC Entertainment Inc. | 7,020 | 288,101 |
| Choice Hotels International Inc. | 1,640 | 65,091 |
| Fred's Inc., Class A | 14,400 | 223,056 |
| Helen of Troy Ltd. * | 7,110 | 272,811 |
| Matthews International Corp., Class A | 6,240 | 235,248 |
| Stage Stores Inc. | 7,610 | 178,835 |
| | | 1,779,599 |
| **Consumer Staples - 2.1%** | | |
| Casey's General Stores Inc. | 3,080 | 185,293 |
| Post Holdings Inc. * | 2,800 | 122,248 |
| | | 307,541 |
| **Energy - 6.0%** | | |
| Bristow Group Inc. | 1,100 | 71,852 |
| Diamondback Energy Inc. * | 4,500 | 149,940 |
| Era Group Inc. * | 5,390 | 140,949 |
| Halcon Resources Corp. * | 7,341 | 41,623 |
| Scorpio Tankers Inc. | 31,400 | 281,972 |
| SEACOR Holdings Inc. | 2,290 | 190,184 |
| | | 876,520 |
| **Financials - 20.5%** | | |
| AMERISAFE Inc. | 3,770 | 122,110 |
| Assured Guaranty Ltd. | 7,700 | 169,862 |
| Campus Crest Communities Inc., REIT | 13,600 | 156,944 |
| DiamondRock Hospitality Co., REIT | 12,529 | 116,770 |
| First Busey Corp. | 21,607 | 97,232 |
| First Midwest Bancorp Inc. | 16,230 | 222,676 |
| First Niagara Financial Group Inc. | 15,507 | 156,156 |
| Flushing Financial Corp. | 7,981 | 131,287 |
| Hancock Holding Co. | 4,200 | 126,294 |
| International Bancshares Corp. | 11,150 | 251,767 |
| Mack-Cali Realty Corp., REIT | 3,600 | 88,164 |
| MB Financial Inc. | 6,330 | 169,644 |
| National Financial Partners Corp. * | 5,300 | 134,143 |
| Northwest Bancshares Inc. | 17,180 | 232,102 |
| Platinum Underwriters Holdings Ltd. | 2,660 | 152,205 |
| Primerica Inc. | 6,300 | 235,872 |
| Summit Hotel Properties Inc., REIT | 11,200 | 105,840 |
| Webster Financial Corp. | 11,080 | 284,534 |
| Westamerica Bancorporation | 1,170 | 53,457 |
| | | 3,007,059 |

| | Shares | Value (Note 2) |
|---|---|---|
| **Health Care - 10.9%** | | |
| Allscripts Healthcare Solutions Inc. * | 10,600 | $ 137,164 |
| Amsurg Corp. * | 7,190 | 252,369 |
| Charles River Laboratories International Inc. * | 8,300 | 340,549 |
| Corvel Corp. * | 5,460 | 159,814 |
| Haemonetics Corp. * | 800 | 33,080 |
| ICON PLC * | 6,830 | 241,987 |
| ICU Medical Inc. * | 3,670 | 264,460 |
| STERIS Corp. | 4,000 | 171,520 |
| | | 1,600,943 |
| **Industrials - 22.6%** | | |
| ACCO Brands Corp. * | 26,440 | 168,159 |
| Acuity Brands Inc. | 1,770 | 133,670 |
| Albany International Corp., Class A | 8,750 | 288,575 |
| Atlas Air Worldwide Holdings Inc. * | 4,200 | 183,792 |
| Belden Inc. | 9,430 | 470,840 |
| Carlisle Cos. Inc. | 2,800 | 174,468 |
| Cubic Corp. | 3,900 | 187,590 |
| ESCO Technologies Inc. | 5,790 | 187,480 |
| G&K Services Inc., Class A | 5,900 | 280,840 |
| GATX Corp. | 5,370 | 254,699 |
| McGrath RentCorp | 1,000 | 34,160 |
| Mueller Industries Inc. | 6,300 | 317,709 |
| Standard Parking Corp. * | 7,790 | 167,173 |
| United Stationers Inc. | 9,220 | 309,331 |
| UTi Worldwide Inc. | 9,300 | 153,171 |
| | | 3,311,657 |
| **Information Technology - 9.6%** | | |
| Coherent Inc. | 2,270 | 125,009 |
| Diebold Inc. | 7,470 | 251,664 |
| Forrester Research Inc. | 6,500 | 238,485 |
| MAXIMUS Inc. | 1,880 | 140,023 |
| MTS Systems Corp. | 3,330 | 188,478 |
| ScanSource Inc. * | 5,000 | 160,000 |
| Verint Systems Inc. * | 3,900 | 138,333 |
| Zebra Technologies Corp., Class A * | 4,000 | 173,760 |
| | | 1,415,752 |
| **Materials - 7.7%** | | |
| Aptargroup Inc. | 3,720 | 205,381 |
| Deltic Timber Corp. | 2,780 | 160,740 |
| Greif Inc., Class A | 2,700 | 142,209 |
| Innospec Inc. | 4,600 | 184,828 |
| Koppers Holdings Inc. | 3,100 | 118,358 |
| Sensient Technologies Corp. | 3,400 | 137,598 |
| Zep Inc. | 11,740 | 185,844 |
| | | 1,134,958 |

*See accompanying Notes to Financial Statements.*

## Small Cap Fund Portfolio of Investments (unaudited)

|  | Shares | Value (Note 2) |
|---|---|---|
| **COMMON STOCKS - 95.6%** | | |
| **Utilities - 4.1%** | | |
| Atmos Energy Corp. | 4,250 | $ 174,505 |
| Laclede Group Inc./The | 2,600 | 118,716 |
| New Jersey Resources Corp. | 1,470 | 61,049 |
| UNS Energy Corp. | 3,140 | 140,453 |
| WGL Holdings Inc. | 2,560 | 110,643 |
|  | | 605,366 |
| **Total Common Stocks** | | |
| ( Cost $9,860,835 ) | | 14,039,395 |
| **SHORT-TERM INVESTMENTS - 3.4%** | | |
| State Street Institutional U.S. Government Money Market Fund | 500,602 | 500,602 |
| **Total Short-Term Investments** | | |
| ( Cost $500,602 ) | | 500,602 |
| **TOTAL INVESTMENTS - 99.0%** ( Cost $10,361,437** ) | | 14,539,997 |
| **NET OTHER ASSETS AND LIABILITIES - 1.0%** | | 143,229 |
| **TOTAL NET ASSETS - 100.0%** | | $ 14,683,226 |

\*   Non-income producing.
\*\*   Aggregate cost for Federal tax purposes was $10,463,050.
PLC   Public Limited Company.
REIT   Real Estate Investment Trust.

## International Stock Fund Portfolio of Investments (unaudited)

| | Shares | Value (Note 2) |
|---|---|---|
| **COMMON STOCKS - 97.2%** | | |
| **Australia - 2.2%** | | |
| Ansell Ltd. | 48,988 | $ 789,859 |
| James Hardie Industries Plc | 145,258 | 1,247,421 |
| | | 2,037,280 |
| **Belgium - 3.4%** | | |
| Anheuser-Busch InBev N.V. | 35,082 | 3,122,993 |
| **Brazil - 0.7%** | | |
| Estacio Participacoes S.A. | 84,500 | 605,911 |
| **Canada - 3.0%** | | |
| MacDonald Dettwiler & Associates Ltd. | 14,800 | 982,257 |
| Potash Corp. of Saskatchewan Inc. | 15,600 | 595,105 |
| Rogers Communications Inc. | 28,500 | 1,116,478 |
| | | 2,693,840 |
| **Denmark - 0.9%** | | |
| Carlsberg AS | 9,450 | 846,032 |
| **Finland - 1.5%** | | |
| Sampo | 35,133 | 1,369,182 |
| **France - 8.4%** | | |
| BNP Paribas S.A. | 37,480 | 2,047,785 |
| European Aeronautic Defence and Space Co. N.V. | 16,198 | 865,819 |
| Sanofi | 22,880 | 2,371,222 |
| Technip S.A. | 9,896 | 1,004,856 |
| Valeo S.A. | 21,624 | 1,359,072 |
| | | 7,648,754 |
| **Germany - 7.2%** | | |
| Bayer AG | 21,195 | 2,260,323 |
| Bayerische Motoren Werke AG | 13,680 | 1,196,245 |
| Merck KGaA | 10,842 | 1,651,866 |
| SAP AG | 20,214 | 1,480,287 |
| | | 6,588,721 |
| **Indonesia - 0.9%** | | |
| Bank Mandiri Persero Tbk PT, ADR | 86,700 | 775,965 |
| **Ireland - 1.2%** | | |
| Ryanair Holdings PLC, ADR | 20,300 | 1,046,059 |
| **Italy - 2.5%** | | |
| Atlantia SpA | 62,393 | 1,017,609 |
| Eni SpA | 59,768 | 1,227,637 |
| | | 2,245,246 |
| **Japan - 18.3%** | | |
| AEON Financial Service Co. Ltd. | 40,600 | 1,149,883 |
| Asics Corp. | 80,890 | 1,281,288 |

| | Shares | Value (Note 2) |
|---|---|---|
| Daikin Industries Ltd. | 20,300 | $ 820,760 |
| Daito Trust Construction Co. Ltd. | 8,910 | 839,973 |
| Daiwa House Industry Co. Ltd. | 57,000 | 1,063,793 |
| Don Quijote Co. Ltd. | 35,300 | 1,717,307 |
| Japan Tobacco Inc. | 40,200 | 1,420,659 |
| Komatsu Ltd. | 49,500 | 1,144,419 |
| LIXIL Group Corp. | 61,400 | 1,496,308 |
| Makita Corp. | 15,900 | 859,286 |
| Seven & I Holdings Co. Ltd. | 40,600 | 1,483,918 |
| Sumitomo Mitsui Financial Group Inc. | 49,900 | 2,289,222 |
| Yahoo Japan Corp. | 2,344 | 1,155,693 |
| | | 16,722,509 |
| **Luxembourg - 1.3%** | | |
| RTL Group | 14,398 | 1,184,066 |
| **Netherlands – 0.5%** | | |
| Koninklijke KPN N.V. | 218,268 | 453,721 |
| **New Zealand - 0.6%** | | |
| Telecom Corp. of New Zealand Ltd. | 327,870 | 571,686 |
| **Norway - 0.8%** | | |
| Petroleum Geo-Services ASA | 61,236 | 746,000 |
| **Philippines - 1.3%** | | |
| BDO Unibank Inc. | 279,940 | 550,808 |
| LT Group Inc. | 1,149,100 | 601,149 |
| | | 1,151,957 |
| **Russia - 0.9%** | | |
| Sberbank of Russia | 293,893 | 836,340 |
| **South Africa - 1.1%** | | |
| Mediclinic International Ltd. | 147,427 | 1,024,005 |
| **South Korea - 1.9%** | | |
| Hyundai Mobis | 3,934 | 940,398 |
| Samsung Electronics Co. Ltd., GDR | 1,334 | 777,722 |
| | | 1,718,120 |
| **Spain – 2.6%** | | |
| Mediaset Espana Comunicacion S.A. * | 103,543 | 901,656 |
| Red Electrica Corp. S.A. | 27,024 | 1,486,177 |
| | | 2,387,833 |
| **Sweden - 4.3%** | | |
| Assa Abloy AB | 37,404 | 1,465,796 |
| Getinge AB | 19,791 | 601,453 |
| Swedbank AB | 55,555 | 1,274,117 |
| Volvo AB | 43,312 | 579,982 |
| | | 3,921,348 |

See accompanying Notes to Financial Statements.

## International Stock Fund Portfolio of Investments (unaudited)

| | Shares | Value (Note 2) |
|---|---|---|
| **COMMON STOCKS** (continued) | | |
| **Switzerland – 6.8%** | | |
| GAM Holding AG * | 58,689 | $ 900,948 |
| Glencore Xstrata PLC | 210,819 | 872,636 |
| Novartis AG | 48,732 | 3,461,878 |
| Swatch Group AG/The | 1,827 | 1,000,010 |
| | | 6,235,472 |
| **Thailand - 0.8%** | | |
| Krung Thai Bank PCL | 1,164,000 | 761,864 |
| **Turkey - 1.2%** | | |
| KOC Holding AS | 106,250 | 510,124 |
| Turkcell Iletisim Hizmetleri AS * | 105,409 | 612,112 |
| | | 1,122,236 |
| **United Kingdom – 22.9%** | | |
| BG Group PLC | 44,001 | 748,537 |
| British American Tobacco PLC | 34,425 | 1,763,179 |
| Direct Line Insurance Group PLC | 355,449 | 1,259,644 |
| Informa PLC | 247,242 | 1,842,985 |
| International Consolidated Airlines Group S.A. * | 95,800 | 384,521 |
| Ladbrokes PLC | 42,489 | 129,182 |
| Lloyds Banking Group PLC * | 1,644,277 | 1,579,545 |
| Prudential PLC | 123,684 | 2,022,259 |
| Reed Elsevier PLC | 98,236 | 1,116,108 |
| Rexam PLC | 262,201 | 1,904,244 |
| Royal Dutch Shell PLC | 67,748 | 2,163,867 |
| Signet Jewelers Ltd. | 16,404 | 1,120,489 |
| Standard Chartered PLC | 60,245 | 1,307,554 |
| Taylor Wimpey PLC | 504,434 | 734,612 |
| Unilever PLC | 70,284 | 2,845,636 |
| | | 20,922,362 |
| **Total Common Stocks** | | |
| ( Cost $71,205,731 ) | | 88,739,502 |

| | Shares | Value (Note 2) |
|---|---|---|
| **SHORT-TERM INVESTMENTS - 3.0%** | | |
| **United States - 3.0%** | | |
| State Street Institutional U.S. Government Money Market Fund | 2,780,007 | $ 2,780,007 |
| **Total Short-Term Investments** | | |
| ( Cost $2,780,007 ) | | 2,780,007 |
| **TOTAL INVESTMENTS - 100.2%** ( Cost $73,985,738** ) | | 91,519,509 |
| **NET OTHER ASSETS AND LIABILITIES - (0.2%)** | | (225,612) |
| **TOTAL NET ASSETS - 100.0%** | | $ 91,293,897 |

\* Non-income producing.
\*\* Aggregate cost for Federal tax purposes was $74,372,130
ADR American Depositary Receipt.
GDR Global Depositary Receipt.
PLC Public Limited Company.

**OTHER INFORMATION:**

| Sector Concentration | % of Net Assets |
|---|---|
| Consumer Discretionary | 16.6% |
| Consumer Staples | 13.2% |
| Energy | 6.5% |
| Financials | 21.9% |
| Health Care | 13.3% |
| Industrials | 12.2% |
| Information Technology | 3.7% |
| Materials | 5.1% |
| Money Market Funds | 3.1% |
| Telecommunication Services | 3.0% |
| Utilities | 1.6% |
| Net Other Assets & Liabilities | -0.2% |
| | 100.0% |

See accompanying Notes to Financial Statements.

# Madison Target Retirement 2020 Fund Portfolio of Investments (unaudited)

| | Shares | Value (Note 2) |
|---|---|---|
| **INVESTMENT COMPANIES - 99.8%** | | |
| **Bond Funds - 54.7%** | | |
| Baird Aggregate Bond Fund Institutional Shares | 307,408 | $ 3,227,786 |
| DoubleLine Total Return Bond Fund Class I | 349,613 | 3,856,226 |
| Franklin Floating Rate Daily Access Fund Advisor Class | 705,046 | 6,444,119 |
| iShares Barclays 20+ Year Treasury Bond Fund ETF | 14,110 | 1,558,308 |
| iShares Barclays TIPS Bond Fund ETF | 5,766 | 645,850 |
| Metropolitan West Total Return Bond Fund Class I | 517,742 | 5,477,705 |
| PIMCO Investment Grade Corporate Bond Fund Institutional Class | 396,604 | 4,188,142 |
| Vanguard Total Bond Market ETF | 120,365 | 9,735,121 |
| | | 35,133,257 |
| **Foreign Bond Funds - 2.0%** | | |
| TCW Emerging Markets Income Fund Class I | 150,058 | 1,287,498 |
| **Foreign Stock Funds - 5.0%** | | |
| iShares MSCI EAFE Index Fund ETF | 4,492 | 257,751 |
| Vanguard FTSE All-World ex-US ETF | 37,761 | 1,669,791 |
| WisdomTree Europe Hedged Equity Fund ETF | 5,349 | 257,126 |
| WisdomTree Japan Hedged Equity Fund ETF | 22,524 | 1,027,320 |
| | | 3,211,988 |
| **Money Market Funds - 0.7%** | | |
| State Street Institutional U.S. Government Money Market Fund | 428,491 | $ 428,491 |
| **Stock Funds - 37.4%** | | |
| iShares Core S&P Mid-Cap ETF | 21,060 | 2,432,430 |
| iShares S&P 100 Index Fund ETF | 40,030 | 2,880,158 |
| Schwab Fundamental U.S. Large Company Index Fund Institutional Shares | 463,608 | 5,776,556 |
| SPDR S&P 500 ETF Trust | 41,990 | 6,718,820 |
| Vanguard Dividend Appreciation ETF | 62,926 | 4,165,701 |
| Vanguard Health Care ETF | 8,148 | 703,906 |
| Vanguard Information Technology ETF | 18,222 | 1,348,064 |
| | | 24,025,635 |
| **TOTAL INVESTMENTS - 99.8%** ( Cost $60,552,984** ) | | 64,086,869 |
| **NET OTHER ASSETS AND LIABILITIES - 0.2%** | | 130,123 |
| **TOTAL NET ASSETS - 100.0%** | | $ 64,216,992 |

** Aggregate cost for Federal tax purposes was $61,258,942.

ETF Exchange Traded Fund.

See accompanying Notes to Financial Statements.

## Madison Target Retirement 2030 Fund Portfolio of Investments (unaudited)

| | Shares | Value (Note 2) |
|---|---|---|
| **INVESTMENT COMPANIES - 99.9%** | | |
| **Bond Funds - 37.1%** | | |
| Baird Aggregate Bond Fund Institutional Shares | 312,799 | $ 3,284,389 |
| DoubleLine Total Return Bond Fund Class I | 296,452 | 3,269,864 |
| Franklin Floating Rate Daily Access Fund Advisor Class | 717,467 | 6,557,652 |
| iShares Barclays 20+ Year Treasury Bond Fund ETF | 17,947 | 1,982,067 |
| Metropolitan West Total Return Bond Fund Class I | 426,151 | 4,508,673 |
| PIMCO Investment Grade Corporate Bond Fund Institutional Class | 349,353 | 3,689,171 |
| Vanguard Total Bond Market ETF | 88,218 | 7,135,072 |
| | | 30,426,888 |
| **Foreign Bond Funds - 1.0%** | | |
| TCW Emerging Markets Income Fund Class I | 95,390 | 818,447 |
| **Foreign Stock Funds - 8.3%** | | |
| iShares MSCI EAFE Index Fund ETF | 8,572 | 491,861 |
| IVA Worldwide Fund Class I | 19,392 | 329,083 |
| Matthews Asian Growth and Income Fund Institutional Shares | 17,697 | 330,576 |
| Vanguard FTSE All-World ex-US ETF | 77,594 | 3,431,207 |
| WisdomTree Europe Hedged Equity Fund ETF | 10,206 | 490,603 |
| WisdomTree Japan Hedged Equity Fund ETF | 37,607 | 1,715,255 |
| | | 6,788,585 |

| | Shares | Value (Note 2) |
|---|---|---|
| **Money Market Funds - 1.2%** | | |
| State Street Institutional U.S. Government Money Market Fund | 989,021 | $ 989,021 |
| **Stock Funds - 52.3%** | | |
| iShares Core S&P Mid-Cap ETF | 38,070 | 4,397,085 |
| iShares S&P 100 Index Fund ETF | 79,212 | 5,699,303 |
| Schwab Fundamental U.S. Large Company Index Fund Institutional Shares | 851,806 | 10,613,508 |
| SPDR S&P 500 ETF Trust | 71,219 | 11,395,752 |
| Vanguard Dividend Appreciation ETF | 104,677 | 6,929,618 |
| Vanguard Health Care ETF | 16,960 | 1,465,174 |
| Vanguard Information Technology ETF | 32,011 | 2,368,174 |
| | | 42,868,614 |
| **TOTAL INVESTMENTS - 99.9%** ( Cost $75,396,595** ) | | 81,891,555 |
| **NET OTHER ASSETS AND LIABILITIES - 0.1%** | | 70,369 |
| **TOTAL NET ASSETS - 100.0%** | | $ 81,961,924 |

\*\* Aggregate cost for Federal tax purposes was $76,267,625.

ETF Exchange Traded Fund.

## Madison Target Retirement 2040 Fund Portfolio of Investments (unaudited)

| | Shares | Value (Note 2) |
|---|---|---|
| **INVESTMENT COMPANIES - 99.7%** | | |
| **Bond Funds - 27.3%** | | |
| Baird Aggregate Bond Fund Institutional Shares | 168,352 | $ 1,767,693 |
| DoubleLine Total Return Bond Fund Class I | 159,553 | 1,759,865 |
| Franklin Floating Rate Daily Access Fund Advisor Class | 386,086 | 3,528,822 |
| iShares Barclays 20+ Year Treasury Bond Fund ETF | 12,878 | 1,422,246 |
| Metropolitan West Total Return Bond Fund Class I | 250,177 | 2,646,872 |
| PIMCO Investment Grade Corporate Bond Fund Institutional Class | 194,926 | 2,058,414 |
| Vanguard Total Bond Market ETF | 34,921 | 2,824,410 |
| | | 16,008,322 |
| **Foreign Stock Funds - 10.6%** | | |
| iShares MSCI EAFE Index Fund ETF | 8,200 | 470,516 |
| IVA Worldwide Fund Class I | 27,871 | 472,970 |
| Matthews Asian Growth and Income Fund Institutional Shares | 19,062 | 356,074 |
| Vanguard FTSE All-World ex-U.S. ETF | 68,928 | 3,047,996 |
| WisdomTree Europe Hedged Equity Fund ETF | 9,764 | 469,355 |
| WisdomTree Japan Hedged Equity Fund ETF | 30,837 | 1,406,476 |
| | | 6,223,387 |

| | Shares | Value (Note 2) |
|---|---|---|
| **Money Market Funds - 0.9%** | | |
| State Street Institutional U.S. Government Money Market Fund | 555,965 | $ 555,965 |
| **Stock Funds - 60.9%** | | |
| iShares Core S&P Mid-Cap ETF | 32,373 | 3,739,081 |
| iShares Core S&P Small-Cap ETF | 2,590 | 233,955 |
| iShares S&P 100 Index Fund ETF | 69,012 | 4,965,413 |
| Schwab Fundamental U.S. Large Company Index Fund Institutional Shares | 728,729 | 9,079,969 |
| SPDR S&P 500 ETF Trust | 56,573 | 9,052,246 |
| Vanguard Dividend Appreciation ETF | 83,940 | 5,556,828 |
| Vanguard Health Care ETF | 14,197 | 1,226,479 |
| Vanguard Information Technology ETF | 26,135 | 1,933,467 |
| | | 35,787,438 |
| **TOTAL INVESTMENTS - 99.7%** ( Cost $52,936,719** ) | | 58,575,112 |
| **NET OTHER ASSETS AND LIABILITIES - 0.3%** | | 195,624 |
| **TOTAL NET ASSETS - 100.0%** | | $ 58,770,736 |

\*\*   Aggregate cost for Federal tax purposes was $53,645,675.

ETF   Exchange Traded Fund.

See accompanying Notes to Financial Statements.

# Madison Target Retirement 2050 Fund Portfolio of Investments (unaudited)

| | Shares | Value (Note 2) |
|---|---|---|
| **INVESTMENT COMPANIES - 99.5%** | | |
| **Bond Funds - 17.3%** | | |
| Franklin Floating Rate Daily Access Fund Advisor Class | 78,184 | $ 714,605 |
| iShares Barclays 20+ Year Treasury Bond Fund ETF | 2,607 | 287,917 |
| Metropolitan West Total Return Bond Fund Class I | 39,435 | 417,222 |
| PIMCO Investment Grade Corporate Bond Fund Institutional Class | 28,172 | 297,494 |
| Vanguard Total Bond Market ETF | 4,124 | 333,549 |
| | | 2,050,787 |
| **Foreign Stock Funds - 12.8%** | | |
| iShares MSCI EAFE Index Fund ETF | 2,075 | 119,064 |
| IVA Worldwide Fund Class I | 8,460 | 143,563 |
| Matthews Asian Growth and Income Fund Institutional Shares | 5,143 | 96,080 |
| Vanguard FTSE All-World ex-U.S. ETF | 13,955 | 617,090 |
| Vanguard FTSE Emerging Markets ETF | 3,074 | 119,210 |
| WisdomTree Europe Hedged Equity Fund ETF | 1,977 | 95,034 |
| WisdomTree Japan Hedged Equity Fund ETF | 7,023 | 320,319 |
| | | 1,510,360 |
| **Money Market Funds - 0.5%** | | |
| State Street Institutional U.S. Government Money Market Fund | 64,356 | $ 64,356 |
| **Stock Funds - 68.9%** | | |
| iShares Core S&P Mid-Cap ETF | 6,964 | 804,342 |
| iShares Core S&P Small-Cap ETF | 1,573 | 142,026 |
| iShares S&P 100 Index Fund ETF | 16,437 | 1,182,642 |
| Schwab Fundamental U.S. Large Company Index Fund Institutional Shares | 166,582 | 2,075,612 |
| SPDR S&P 500 ETF Trust | 12,931 | 2,069,089 |
| Vanguard Dividend Appreciation ETF | 17,888 | 1,184,185 |
| Vanguard Health Care ETF | 3,285 | 283,791 |
| Vanguard Information Technology ETF | 5,933 | 438,924 |
| | | 8,180,611 |
| **TOTAL INVESTMENTS - 99.5%** ( Cost $10,858,578** ) | | 11,806,114 |
| **NET OTHER ASSETS AND LIABILITIES - 0.5%** | | 64,911 |
| **TOTAL NET ASSETS - 100.0%** | | $ 11,871,025 |

** Aggregate cost for Federal tax purposes was $10,980,621.

ETF Exchange Traded Fund.

See accompanying Notes to Financial Statements.

## Statements of Assets and Liabilities as of June 30, 2013 (unaudited)

| | Conservative Allocation Fund | Moderate Allocation Fund | Aggressive Allocation Fund | Money Market Fund |
|---|---|---|---|---|
| **Assets:** | | | | |
| Investments in securities, at cost | | | | |
| Unaffiliated issuers | $121,221,283 | $191,037,733 | $ 71,098,453 | $ 38,263,470 |
| Affiliated issuers[1] | 100,949,065 | 158,310,917 | 57,643,937 | – |
| Net unrealized appreciation (depreciation) | | | | |
| Unaffiliated issuers | (1,042,861) | 6,319,050 | 4,518,042 | – |
| Affiliated issuers[1] | 14,191,275 | 42,826,583 | 19,460,534 | – |
| Total investments at value | 235,318,762 | 398,494,283 | 152,720,966 | 38,263,470 |
| Cash | – | – | – | 3,000,000 |
| Foreign currency (cost of $43,501)(Note 2) | – | – | – | – |
| Receivables: | | | | |
| Investments sold | – | 477,213 | 822,309 | – |
| Fund shares sold | 24,147 | 220,090 | 162,381 | 31,174 |
| Dividends and interest | 508,679 | 604,999 | 85,170 | 170,752 |
| Due from Adviser | – | – | – | 11,479 |
| Other assets | – | – | – | – |
| Total assets | 235,851,588 | 399,796,585 | 153,790,826 | 41,476,875 |
| **Liabilities:** | | | | |
| Payables: | | | | |
| Investments purchased | 273,537 | 988,964 | 1,068,689 | – |
| Fund shares repurchased | 855,207 | 2,501,083 | 1,100,672 | 12,283 |
| Management fees | 59,160 | 99,494 | 37,975 | 15,300 |
| Distribution fees – Class II | 8,787 | 6,827 | 359 | 289 |
| Audit and trustee fees | 9,988 | 16,574 | 6,169 | 2,018 |
| Accrued expenses and other payables | – | – | – | – |
| Total liabilities | 1,206,679 | 3,612,942 | 2,213,864 | 29,890 |
| **Net assets applicable to outstanding capital stock** | $234,644,909 | $396,183,643 | $151,576,962 | $ 41,446,985 |
| **Net assets consist of:** | | | | |
| Paid-in capital | $219,652,942 | $379,998,156 | $138,138,028 | $ 41,447,178 |
| Accumulated undistributed net investment income | 2,685,742 | 2,958,456 | 433,367 | – |
| Accumulated net realized gain (loss) on investments sold and foreign currency related transactions | (842,189) | (35,918,602) | (10,973,009) | (193) |
| Net unrealized appreciation of investments (including appreciation of foreign currency related transactions) | 13,148,414 | 49,145,633 | 23,978,576 | – |
| **Net Assets** | $234,644,909 | $396,183,643 | $151,576,962 | $ 41,446,985 |
| **Class I Shares:** | | | | |
| Net Assets | $192,252,083 | $363,644,894 | $149,844,513 | $ 39,954,859 |
| Shares of beneficial interest outstanding | 18,106,185 | 34,132,156 | 14,200,830 | 39,955,046 |
| **Net Asset Value** and redemption price per share | $10.62 | $10.65 | $10.55 | $1.00 |
| **Class II Shares:** | | | | |
| Net Assets | $ 42,392,826 | $ 32,538,749 | $ 1,732,449 | $ 1,492,126 |
| Shares of beneficial interest outstanding | 4,005,641 | 3,065,577 | 164,903 | 1,492,133 |
| **Net Asset Value** and redemption price per share | $10.58 | $10.61 | $10.51 | $1.00 |

[1] See Note 10 for information on affiliated issuers.

See accompanying Notes to Financial Statements.

## Statements of Assets and Liabilities as of June 30, 2013 (unaudited)

| Core Bond Fund | High Income Fund | Diversified Income Fund | Large Cap Value Fund | Large Cap Growth Fund | Mid Cap Fund | Small Cap Fund | International Stock Fund |
|---|---|---|---|---|---|---|---|
| $339,877,922 | $ 60,560,045 | $326,748,096 | $411,250,237 | $276,957,739 | $275,136,451 | $ 10,361,437 | $ 73,985,738 |
| – | – | – | – | – | – | – | – |
| 18,659,146 | 917,935 | 70,664,479 | 126,407,029 | 79,243,333 | 102,855,342 | 4,178,560 | 17,533,771 |
| – | – | – | – | – | – | – | – |
| 358,537,068 | 61,477,980 | 397,412,575 | 537,657,266 | 356,201,072 | 377,991,793 | 14,539,997 | 91,519,509 |
| – | – | – | – | – | – | 148,500 | – |
| | | | | | | | 43,097 |
| – | – | 1,498,945 | – | – | 7,941,679 | – | 384,920 |
| 27,828 | 4,296 | 122,373 | 55,064 | 63,251 | 27,670 | 165 | 14,456 |
| 3,378,919 | 1,011,808 | 1,792,088 | 666,703 | 188,040 | 237,119 | 15,845 | 116,626 |
| – | – | – | – | – | – | – | – |
| – | – | – | – | 10,927 | 517 | – | 162,262 |
| 361,943,815 | 62,494,084 | 400,825,981 | 538,379,033 | 356,463,290 | 386,198,778 | 14,704,507 | 92,240,870 |
| – | 300,000 | 1,240,179 | – | – | – | – | 809,322 |
| 341,827 | 91,510 | 1,221,658 | 572,205 | 475,428 | 733,027 | 7,022 | 32,293 |
| 165,816 | 38,953 | 231,605 | 267,836 | 238,343 | 286,233 | 13,330 | 91,891 |
| 9,915 | 1,384 | 7,537 | 1,358 | 6,491 | 3,068 | 349 | 3,694 |
| 16,465 | 2,709 | 16,950 | 21,842 | 14,976 | 15,988 | 580 | 4,065 |
| | | | | | | | 5,708 |
| 534,023 | 434,556 | 2,717,929 | 863,241 | 735,238 | 1,038,316 | 21,281 | 946,973 |
| $361,409,792 | $ 62,059,528 | $398,108,052 | $537,515,792 | $355,728,052 | $385,160,462 | $ 14,683,226 | $ 91,293,897 |
| $349,119,764 | $ 67,393,013 | $338,143,661 | $461,403,121 | $263,303,312 | $319,131,821 | $ 10,560,612 | $105,320,314 |
| 5,621,549 | 1,730,030 | 4,778,039 | 4,693,555 | 1,295,772 | 243,224 | 14,844 | 1,215,984 |
| (11,990,667) | (7,981,450) | (15,478,127) | (54,987,913) | 11,885,635 | (37,069,925) | (70,790) | (32,774,760) |
| 18,659,146 | 917,935 | 70,664,479 | 126,407,029 | 79,243,333 | 102,855,342 | 4,178,560 | 17,532,359 |
| $361,409,792 | $ 62,059,528 | $398,108,052 | $537,515,792 | $355,728,052 | $385,160,462 | $ 14,683,226 | $ 91,293,897 |
| $313,558,489 | $ 55,375,150 | $361,519,221 | $530,975,380 | $324,665,157 | $370,315,813 | $ 13,000,705 | $ 73,740,070 |
| 30,429,600 | 5,931,145 | 18,351,077 | 17,227,518 | 12,241,891 | 19,274,256 | 925,916 | 6,665,018 |
| $10.30 | $9.34 | $19.70 | $30.82 | $26.52 | $19.21 | $14.04 | $11.06 |
| $ 47,851,303 | $ 6,684,378 | $ 36,588,831 | $ 6,540,412 | $ 31,062,895 | $ 14,844,649 | $ 1,682,521 | $ 17,553,827 |
| 4,651,146 | 715,503 | 1,861,560 | 212,952 | 1,176,166 | 775,582 | 120,365 | 1,590,541 |
| $10.29 | $9.34 | $19.65 | $30.71 | $26.41 | $19.14 | $13.98 | $11.04 |

See accompanying Notes to Financial Statements.

## Statements of Assets and Liabilities as of June 30, 2013 (unaudited)

| | Madison Target Retirement 2020 Fund | Madison Target Retirement 2030 Fund | Madison Target Retirement 2040 Fund | Madison Target Retirement 2050 Fund |
|---|---|---|---|---|
| **Assets:** | | | | |
| Investments in securities, at cost | | | | |
| Unaffiliated issuers.................................... | $ 60,552,984 | $ 75,396,595 | $ 52,936,719 | $ 10,858,578 |
| Net unrealized appreciation | | | | |
| Unaffiliated issuers.................................... | 3,533,885 | 6,494,960 | 5,638,393 | 947,536 |
| Total investments at value............................ | 64,086,869 | 81,891,555 | 58,575,112 | 11,806,114 |
| Receivables: | | | | |
| Investments sold...................................... | 985,581 | 894,029 | 889,755 | 509,201 |
| Fund shares sold...................................... | 16,466 | 239,515 | 77,599 | 20,455 |
| Dividends and interest................................ | 132,375 | 175,287 | 130,628 | 29,118 |
| Total assets......................................... | 65,221,291 | 83,200,386 | 59,673,094 | 12,364,888 |
| **Liabilities:** | | | | |
| Payables: | | | | |
| Investments purchased ................................ | 771,024 | 1,062,392 | 858,237 | 456,646 |
| Fund shares repurchased.............................. | 217,292 | 155,933 | 29,617 | 34,335 |
| Management fees ..................................... | 13,319 | 16,781 | 12,087 | 2,402 |
| Service agreement fees................................ | 2,664 | 3,356 | 2,417 | 480 |
| Total liabilities ...................................... | 1,004,299 | 1,238,462 | 902,358 | 493,863 |
| **Net assets applicable to outstanding capital stock** . | $ 64,216,992 | $ 81,961,924 | $ 58,770,736 | $ 11,871,025 |
| **Net assets consist of:** | | | | |
| Paid-in capital........................................ | $ 60,153,580 | $ 75,090,733 | $ 53,082,100 | $ 10,951,789 |
| Accumulated undistributed net investment income ......... | 673,977 | 739,831 | 480,020 | 79,018 |
| Accumulated net realized loss on investments sold and foreign currency related transactions ............................ | (144,450) | (363,600) | (429,777) | (107,318) |
| Net unrealized appreciation of investments (including appreciation of foreign currency related transactions) ........ | 3,533,885 | 6,494,960 | 5,638,393 | 947,536 |
| **Net Assets**............................................ | $ 64,216,992 | $ 81,961,924 | $ 58,770,736 | $ 11,871,025 |
| **Class I Shares:** | | | | |
| Net Assets ............................................ | $ 64,216,992 | $ 81,961,924 | $ 58,770,736 | $ 11,871,025 |
| Shares of beneficial interest outstanding ................... | 7,467,543 | 9,626,498 | 7,207,240 | 1,022,622 |
| **Net Asset Value** and redemption price per share .......... | $8.60 | $8.51 | $8.15 | $11.61 |

See accompanying Notes to Financial Statements.

## Statements of Operations for the Period Ended June 30, 2013 (unaudited)

| | Conservative Allocation Fund | Moderate Allocation Fund | Aggressive Allocation Fund | Money Market Fund |
|---|---|---|---|---|
| **Investment Income:** | | | | |
| Interest | $ 123 | $ 234 | $ 125 | $ 30,039 |
| Dividends | | | | |
| Unaffiliated issuers | 2,117,524 | 2,665,469 | 618,567 | – |
| Affiliated issuers[1] | 999,523 | 966,307 | 54,193 | – |
| Total investment income | 3,117,170 | 3,632,010 | 672,885 | 30,039 |
| **Expenses:** | | | | |
| Management fees | 362,128 | 603,589 | 227,343 | 105,186 |
| Audit and trustee fees | 15,897 | 26,388 | 9,834 | 3,235 |
| Distribution fees – Class II | 53,419 | 43,555 | 2,341 | 1,791 |
| Other expenses | – | 24 | – | – |
| Total expenses before reimbursement/waiver | 431,444 | 673,556 | 239,518 | 110,212 |
| Less reimbursement/waiver[2] | – | – | – | (80,173) |
| Total expenses net of reimbursement/waiver | 431,444 | 673,556 | 239,518 | 30,039 |
| **Net Investment Income** | 2,685,726 | 2,958,454 | 433,367 | – |
| **Net Realized and Unrealized Gain (Loss) on Investments** | | | | |
| Net realized gain (loss) on investments (including net realized gain (loss) on foreign currency related transactions) | | | | |
| Unaffiliated issuers | 1,946,066 | 4,603,180 | 1,638,053 | (193) |
| Affiliated issuers[1] | 1,401,208 | 3,274,688 | 2,318,667 | – |
| Capital gain distributions received from underlying funds | | | | |
| Affiliated issuers[1] | 217,544 | 307,189 | 155,897 | – |
| Net change in unrealized appreciation (depreciation)on investments (including net unrealized appreciation (depreciation) on foreign currency related transactions) | | | | |
| Unaffiliated issuers | (3,806,169) | 447,405 | 2,166,791 | – |
| Affiliated issuers[1] | 1,364,494 | 9,727,630 | 5,071,336 | – |
| **Net Realized and Unrealized Gain (Loss) on Investments** | 1,123,143 | 18,360,092 | 11,350,744 | (193) |
| **Net Increase (Decrease) in Net Assets from Operations** | $ 3,808,869 | $ 21,318,546 | $ 11,784,111 | $ (193) |

[1] See Note 10 for information on affiliated issuers.
[2] Waiver includes management fees of $78,382, and distribution fees of $1,791, for the Money Market Fund.

See accompanying Notes to Financial Statements.

## Statements of Operations for the Period Ended June 30, 2013 (unaudited)

| | Core Bond Fund | High Income Fund | Diversified Income Fund | Large Cap Value Fund |
|---|---|---|---|---|
| **Investment Income:** | | | | |
| Interest | $ 6,782,650 | $ 1,986,373 | $ 2,928,006 | $ 1,049 |
| Dividends | | | | |
| Unaffiliated issuers | – | – | 3,370,852 | 6,454,952 |
| Less: Foreign taxes withheld | – | – | (41,749) | (129,653) |
| Total investment income | 6,782,650 | 1,986,373 | 6,257,109 | 6,326,348 |
| **Expenses:** | | | | |
| Management fees | 1,037,518 | 243,534 | 1,407,022 | 1,590,142 |
| Service agreement fees[1] | – | – | – | – |
| Audit and trustee fees | 26,014 | 4,352 | 26,878 | 34,715 |
| Distribution fees – Class II | 60,509 | 8,443 | 45,116 | 7,925 |
| Other expenses | – | 10 | 47 | – |
| Total expenses before reimbursement/waiver | 1,124,041 | 256,339 | 1,479,063 | 1,632,782 |
| Less reimbursement/waiver[2] | – | – | – | – |
| Total expenses net of reimbursement/waiver | 1,124,041 | 256,339 | 1,479,063 | 1,632,782 |
| **Net Investment Income** | 5,658,609 | 1,730,034 | 4,778,046 | 4,693,566 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | | | | |
| Net realized gain (loss) on investments (including net realized gain (loss) on foreign currency related transactions)[2] | | | | |
| Unaffiliated issuers | 431,069 | 531,528 | 10,270,102 | 18,152,037 |
| Capital gain distributions received from underlying funds | | | | |
| Unaffiliated issuers | – | – | – | – |
| Net change in unrealized appreciation (depreciation) on investments (including net unrealized appreciation (depreciation) on foreign currency related transactions)[3] | | | | |
| Unaffiliated issuers | (14,624,355) | (2,185,849) | 15,117,933 | 44,534,458 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | (14,193,286) | (1,654,321) | 25,388,035 | 62,686,495 |
| **Net Increase (Decrease) in Net Assets from Operations** | $ (8,534,677) | $ 75,713 | $ 30,166,081 | $ 67,380,061 |

[1] See Note 3 for information on service agreement fees.

[2] Includes foreign capital gains taxes paid of $8,080 for the International Stock Fund.

[3] Net of change in deferred foreign capital gains taxes of $5,708 for the International Stock Fund.

See accompanying Notes to Financial Statements.

## Statements of Operations for the Period Ended June 30, 2013 (unaudited)

| | Large Cap Growth Fund | Mid Cap Fund | Small Cap Fund | International Stock Fund | Madison Target Retirement 2020 Fund | Madison Target Retirement 2030 Fund | Madison Target Retirement 2040 Fund | Madison Target Retirement 2050 Fund |
|---|---|---|---|---|---|---|---|---|
| | $ 563 | $ 1,372 | $ 27 | $ 717 | $ 36 | $ 44 | $ 30 | $ 8 |
| | 2,811,827 | 2,131,158 | 96,395 | 2,040,540 | 766,167 | 854,246 | 562,564 | 93,549 |
| | (23,501) | (107,040) | – | (195,412) | – | – | – | – |
| | 2,788,889 | 2,025,490 | 96,422 | 1,845,845 | 766,203 | 854,290 | 562,594 | 93,557 |
| | 1,428,773 | 1,738,380 | 78,614 | 572,182 | 76,856 | 95,384 | 68,812 | 12,116 |
| | – | – | – | – | 15,371 | 19,077 | 13,763 | 2,423 |
| | 23,739 | 25,443 | 926 | 6,441 | – | – | – | – |
| | 38,553 | 18,436 | 2,038 | 22,999 | – | – | – | – |
| | 2,050 | – | – | 42 | – | – | – | – |
| | 1,493,115 | 1,782,259 | 81,578 | 601,664 | 92,227 | 114,461 | 82,575 | 14,539 |
| | – | – | – | – | – | – | – | – |
| | 1,493,115 | 1,782,259 | 81,578 | 601,664 | 92,227 | 114,461 | 82,575 | 14,539 |
| | 1,295,774 | 243,231 | 14,844 | 1,244,181 | 673,976 | 739,829 | 480,019 | 79,018 |
| | 25,144,355 | 24,549,479 | 946,941 | 2,169,739 | 344,845 | 310,365 | 113,311 | (34,757) |
| | – | – | – | – | 12,573 | 4,054 | 552 | – |
| | 7,939,240 | 20,432,645 | 890,635 | (753,558) | 1,034,895 | 3,127,799 | 3,075,307 | 631,143 |
| | 33,083,595 | 44,982,124 | 1,837,576 | 1,416,181 | 1,392,313 | 3,442,218 | 3,189,170 | 596,386 |
| | $ 34,379,369 | $ 45,225,355 | $ 1,852,420 | $ 2,660,362 | $ 2,066,289 | $ 4,182,047 | $ 3,669,189 | $ 675,404 |

See accompanying Notes to Financial Statements.

## Statements of Changes in Net Assets

| | Conservative Allocation Fund | | Moderate Allocation Fund | |
|---|---|---|---|---|
| | (unaudited) Six Months Ended 6/30/13 | Year Ended 12/31/12 | (unaudited) Six Months Ended 6/30/13 | Year Ended 12/31/12 |
| Net Assets at beginning of period | $238,216,607 | $227,634,129 | $393,058,473 | $382,606,027 |
| **Increase (decrease) in net assets from operations:** | | | | |
| Net investment income | 2,685,726 | 6,404,623 | 2,958,454 | 9,024,664 |
| Net realized gain (loss) on investment transactions | 3,564,818 | 5,954,390 | 8,185,057 | 10,957,642 |
| Net change in unrealized appreciation (depreciation) on investment transactions | (2,441,675) | 7,620,015 | 10,175,035 | 19,170,279 |
| Net increase (decrease) in net assets from operations | 3,808,869 | 19,979,028 | 21,318,546 | 39,152,585 |
| **Distributions to shareholders from:** | | | | |
| Net investment income | | | | |
| Class I | 16 | (7,226,155) | 2 | (10,646,775) |
| Class II | – | (1,526,152) | – | (985,020) |
| **Total distributions** | 16 | (8,752,307) | 2 | (11,631,795) |
| **Capital Stock transactions:** | | | | |
| **Class I Shares** | | | | |
| Shares sold | 18,325,565 | 36,406,472 | 28,188,488 | 45,709,365 |
| Issued to shareholders in reinvestment of distributions | – | 7,226,139 | – | 10,646,773 |
| Shares redeemed | (24,783,209) | (41,688,374) | (42,474,224) | (69,665,565) |
| Net increase (decrease) in net assets from capital stock transactions | (6,457,644) | 1,944,237 | (14,285,736) | (13,309,427) |
| **Class II Shares** | | | | |
| Shares sold | 1,415,155 | 1,950,081 | 445,988 | 1,099,583 |
| Issued to shareholders in reinvestment of distributions | – | 1,526,152 | – | 985,020 |
| Shares redeemed | (2,338,094) | (6,064,713) | (4,353,630) | (5,843,520) |
| Net increase (decrease) in net assets from capital stock transactions | (922,939) | (2,588,480) | (3,907,642) | (3,758,917) |
| **Total net decrease from capital stock transactions** | (7,380,583) | (644,243) | (18,193,378) | (17,068,344) |
| **Total increase (decrease) in net assets** | (3,571,698) | 10,582,478 | 3,125,170 | 10,452,446 |
| **Net Assets at end of period** | $234,644,909 | $238,216,607 | $396,183,643 | $393,058,473 |
| Undistributed net investment income included in net assets | $ 2,685,742 | $ – | $ 2,958,456 | $ – |
| **Capital Share transactions:** | | | | |
| **Class I Shares** | | | | |
| Shares sold | 1,711,341 | 3,483,197 | 2,650,927 | 4,586,565 |
| Issued to shareholders in reinvestment of distributions | – | 691,344 | – | 1,053,646 |
| Shares redeemed | (2,310,463) | (3,985,882) | (3,994,549) | (6,964,923) |
| Net increase (decrease) from capital shares outstanding | (599,122) | 188,659 | (1,343,622) | (1,324,712) |
| **Class II Shares** | | | | |
| Shares sold | 131,967 | 187,427 | 42,530 | 112,305 |
| Issued to shareholders in reinvestment of distributions | – | 146,308 | – | 97,726 |
| Shares redeemed | (218,765) | (582,367) | (406,862) | (592,373) |
| Net increase (decrease) from capital shares outstanding | (86,798) | (248,632) | (364,332) | (382,342) |

See accompanying Notes to Financial Statements.

## Statements of Changes in Net Assets

| | Aggressive Allocation Fund | | Money Market Fund | | Core Bond Fund | | High Income Fund | |
|---|---|---|---|---|---|---|---|---|
| | (unaudited) Six Months Ended 6/30/13 | Year Ended 12/31/12 | (unaudited) Six Months Ended 6/30/13 | Year Ended 12/31/12 | (unaudited) Six Months Ended 6/30/13 | Year Ended 12/31/12 | (unaudited) Six Months Ended 6/30/13 | Year Ended 12/31/12 |
| | $144,675,419 | $134,360,528 | $ 50,323,677 | $ 62,660,366 | $389,790,924 | $425,099,202 | $ 67,099,601 | $ 92,675,282 |
| | 433,367 | 2,537,833 | – | – | 5,658,609 | 12,849,590 | 1,730,034 | 5,479,561 |
| | 4,112,617 | 5,179,817 | (193) | – | 431,069 | 255,801 | 531,528 | 3,222,281 |
| | 7,238,127 | 7,348,417 | – | – | (14,624,355) | (41,918) | (2,185,849) | 860,384 |
| | 11,784,111 | 15,066,067 | (193) | – | (8,534,677) | 13,063,473 | 75,713 | 9,562,226 |
| | – | (3,193,957) | – | – | (252,855) | (11,250,243) | (190,932) | (5,116,320) |
| | – | (39,884) | – | – | – | (1,526,409) | (15,115) | (542,703) |
| | – | (3,233,841) | – | – | (252,855) | (12,776,652) | (206,047) | (5,659,023) |
| | 18,052,163 | 30,425,398 | 8,141,857 | 15,456,536 | 24,280,908 | 80,281,951 | 4,187,281 | 6,340,313 |
| | – | 3,193,957 | – | – | 252,855 | 11,250,243 | 190,932 | 5,116,320 |
| | (22,594,862) | (35,113,393) | (16,834,752) | (28,490,349) | (43,700,988) | (126,901,735) | (9,256,413) | (41,331,439) |
| | (4,542,699) | (1,494,038) | (8,692,895) | (13,033,813) | (19,167,225) | (35,369,541) | (4,878,200) | (29,874,806) |
| | 76,134 | 103,181 | 749,029 | 2,213,981 | 1,422,799 | 3,009,622 | 300,822 | 356,009 |
| | – | 39,884 | – | – | – | 1,526,409 | 15,115 | 542,703 |
| | (416,003) | (166,362) | (932,633) | (1,516,857) | (1,849,174) | (4,761,589) | (347,476) | (502,790) |
| | (339,869) | (23,297) | (183,604) | 697,124 | (426,375) | (225,558) | (31,539) | 395,922 |
| | (4,882,568) | (1,517,335) | (8,876,499) | (12,336,689) | (19,593,600) | (35,595,099) | (4,909,739) | (29,478,884) |
| | 6,901,543 | 10,314,891 | (8,876,692) | (12,336,689) | (28,381,132) | (35,308,278) | (5,040,073) | (25,575,681) |
| | $151,576,962 | $144,675,419 | $ 41,446,985 | $ 50,323,677 | $361,409,792 | $389,790,924 | $ 62,059,528 | $ 67,099,601 |
| | $ 433,367 | $ – | $ – | $ – | $ 5,621,549 | $ 215,795 | $ 1,730,030 | $ 206,043 |
| | 1,730,410 | 3,188,342 | 8,141,858 | 15,456,536 | 2,310,028 | 7,495,349 | 443,630 | 651,888 |
| | – | 327,438 | – | – | 24,177 | 1,064,171 | 20,185 | 545,827 |
| | (2,164,123) | (3,674,003) | (16,834,752) | (28,490,349) | (4,156,241) | (11,809,745) | (977,427) | (4,170,438) |
| | (433,713) | (158,223) | (8,692,894) | (13,033,813) | (1,822,036) | (3,250,225) | (513,612) | (2,972,723) |
| | 7,484 | 10,752 | 749,029 | 2,213,981 | 135,272 | 279,678 | 31,456 | 36,572 |
| | – | 4,102 | – | – | – | 144,622 | 1,597 | 57,879 |
| | (40,102) | (16,989) | (932,633) | (1,516,857) | (176,081) | (444,157) | (36,356) | (51,896) |
| | (32,618) | (2,135) | (183,604) | 697,124 | (40,809) | (19,857) | (3,303) | 42,555 |

See accompanying Notes to Financial Statements.

## Statements of Changes in Net Assets

| | Diversified Income Fund | | Large Cap Value Fund | |
|---|---|---|---|---|
| | (unaudited) Six Months Ended 6/30/13 | Year Ended 12/31/12 | (unaudited) Six Months Ended 6/30/13 | Year Ended 12/31/12 |
| **Net Assets at beginning of period** | $393,930,489 | $403,211,434 | $500,469,127 | $491,674,493 |
| **Increase (decrease) in net assets from operations:** | | | | |
| Net investment income | 4,778,046 | 10,757,484 | 4,693,566 | 10,488,964 |
| Net realized gain on investment transactions | 10,270,102 | 6,819,611 | 18,152,037 | 22,534,576 |
| Net change in unrealized appreciation (depreciation) on investment transactions | 15,117,933 | 14,057,412 | 44,534,458 | 24,248,240 |
| Net increase in net assets from operations | 30,166,081 | 31,634,507 | 67,380,061 | 57,271,780 |
| **Distributions to shareholders from:** | | | | |
| Net investment income | | | | |
| Class I | (215,762) | (9,820,039) | (210,359) | (10,356,142) |
| Class II | – | (889,234) | – | (112,931) |
| **Total distributions** | (215,762) | (10,709,273) | (210,359) | (10,469,073) |
| **Capital Stock transactions:** | | | | |
| **Class I Shares** | | | | |
| Shares sold | 13,369,695 | 33,291,125 | 30,533,802 | 69,507,711 |
| Issued to shareholders in reinvestment of distributions | 215,762 | 9,820,039 | 210,359 | 10,356,143 |
| Shares redeemed | (38,401,476) | (76,259,090) | (60,735,656) | (117,526,447) |
| Net decrease in net assets from capital stock transactions | (24,816,019) | (33,147,926) | (29,991,495) | (37,662,593) |
| **Class II Shares** | | | | |
| Shares sold | 1,003,394 | 5,148,640 | 272,550 | 224,114 |
| Issued to shareholders in reinvestment of distributions | – | 889,234 | – | 112,931 |
| Shares redeemed | (1,960,131) | (3,096,127) | (404,092) | (682,525) |
| Net increase (decrease) in net assets from capital stock transactions | (956,737) | 2,941,747 | (131,542) | (345,480) |
| **Total net decrease from capital stock transactions** | (25,772,756) | (30,206,179) | (30,123,037) | (38,008,073) |
| **Total increase (decrease) in net assets** | 4,177,563 | (9,280,945) | 37,046,665 | 8,794,634 |
| **Net Assets at end of period** | $398,108,052 | $393,930,489 | $537,515,792 | $500,469,127 |
| Undistributed net investment income included in net assets | $ 4,778,039 | $ 215,755 | $ 4,693,555 | $ 210,348 |
| **Capital Share transactions:** | | | | |
| **Class I Shares** | | | | |
| Shares sold | 686,244 | 1,813,514 | 1,012,509 | 2,587,667 |
| Issued to shareholders in reinvestment of distributions | 10,834 | 539,704 | 6,761 | 386,381 |
| Shares redeemed | (1,972,543) | (4,167,601) | (2,027,737) | (4,353,429) |
| Net decrease from capital shares outstanding | (1,275,465) | (1,814,383) | (1,008,467) | (1,379,381) |
| **Class II Shares** | | | | |
| Shares sold | 51,334 | 284,063 | 8,978 | 8,317 |
| Issued to shareholders in reinvestment of distributions | – | 48,943 | – | 4,222 |
| Shares redeemed | (101,226) | (169,225) | (13,472) | (25,462) |
| Net increase (decrease) from capital shares outstanding | (49,892) | 163,781 | (4,494) | (12,923) |

See accompanying Notes to Financial Statements.

## Statements of Changes in Net Assets

| | Large Cap Growth Fund | | Mid Cap Fund | | Small Cap Fund | | International Stock Fund | |
|---|---|---|---|---|---|---|---|---|
| | (unaudited) Six Months Ended 6/30/13 | Year Ended 12/31/12 | (unaudited) Six Months Ended 6/30/13 | Year Ended 12/31/12 | (unaudited) Six Months Ended 6/30/13 | Year Ended 12/31/12 | (unaudited) Six Months Ended 6/30/13 | Year Ended 12/31/12 |
| | $347,125,853 | $358,620,849 | $370,461,007 | $365,102,889 | $ 13,422,398 | $ 12,661,690 | $ 95,182,105 | $ 88,163,466 |
| | 1,295,774 | 2,733,613 | 243,231 | 1,096,782 | 14,844 | 157,422 | 1,244,181 | 1,552,102 |
| | 25,144,355 | 5,568,234 | 24,549,479 | 12,645,399 | 946,941 | 585,925 | 2,169,739 | 2,784,165 |
| | 7,939,240 | 31,642,311 | 20,432,645 | 42,480,016 | 890,635 | 1,117,532 | (753,558) | 13,554,327 |
| | 34,379,369 | 39,944,158 | 45,225,355 | 56,222,197 | 1,852,420 | 1,860,879 | 2,660,362 | 17,890,594 |
| | (51,754) | (2,515,455) | (22,765) | (1,067,719) | – | (139,045) | (42,227) | (1,223,367) |
| | – | (189,383) | – | (22,229) | – | (15,378) | – | (263,629) |
| | (51,754) | (2,704,838) | (22,765) | (1,089,948) | – | (154,423) | (42,227) | (1,486,996) |
| | 17,141,398 | 51,759,146 | 22,440,287 | 46,160,581 | 362,705 | 567,964 | 4,889,580 | 6,139,330 |
| | 51,754 | 2,515,455 | 22,765 | 1,067,719 | – | 139,045 | 42,227 | 1,223,367 |
| | (41,975,817) | (101,706,126) | (52,188,640) | (95,640,480) | (943,496) | (1,550,153) | (10,231,194) | (16,609,228) |
| | (24,782,665) | (47,431,525) | (29,725,588) | (48,412,180) | (580,791) | (843,144) | (5,299,387) | (9,246,531) |
| | 572,831 | 1,039,287 | 159,842 | 205,290 | 107,316 | 28,404 | 170,267 | 867,658 |
| | – | 189,383 | – | 22,229 | – | 15,378 | – | 263,629 |
| | (1,515,582) | (2,531,461) | (937,389) | (1,589,470) | (118,117) | (146,386) | (1,377,223) | (1,269,715) |
| | (942,751) | (1,302,791) | (777,547) | (1,361,951) | (10,801) | (102,604) | (1,206,956) | (138,428) |
| | (25,725,416) | (48,734,316) | (30,503,135) | (49,774,131) | (591,592) | (945,748) | (6,506,343) | (9,384,959) |
| | 8,602,199 | (11,494,996) | 14,699,455 | 5,358,118 | 1,260,828 | 760,708 | (3,888,208) | 7,018,639 |
| | $355,728,052 | $347,125,853 | $385,160,462 | $370,461,007 | $ 14,683,226 | $ 13,422,398 | $ 91,293,897 | $ 95,182,105 |
| | $ 1,295,772 | $ 51,752 | $ 243,224 | $ 22,758 | $ 14,844 | $ – | $ 1,215,984 | $ 14,030 |
| | 655,838 | 2,172,455 | 1,192,681 | 2,819,510 | 26,592 | 49,083 | 439,755 | 624,736 |
| | 1,921 | 106,135 | 1,184 | 63,373 | – | 11,463 | 3,720 | 114,510 |
| | (1,615,872) | (4,235,335) | (2,781,143) | (5,878,665) | (69,174) | (133,951) | (914,452) | (1,660,974) |
| | (958,113) | (1,956,745) | (1,587,278) | (2,995,782) | (42,582) | (73,405) | (470,977) | (921,728) |
| | 22,364 | 44,301 | 8,597 | 12,749 | 8,129 | 2,393 | 15,103 | 91,269 |
| | – | 8,013 | – | 1,321 | – | 1,272 | – | 24,683 |
| | (57,835) | (106,446) | (50,038) | (98,269) | (8,717) | (12,565) | (121,916) | (126,337) |
| | (35,471) | (54,132) | (41,441) | (84,199) | (588) | (8,900) | (106,813) | (10,385) |

See accompanying Notes to Financial Statements.

## Statements of Changes in Net Assets

| | Madison Target Retirement 2020 Fund | | Madison Target Retirement 2030 Fund | |
|---|---|---|---|---|
| | (unaudited) Six Months Ended 6/30/13 | Year Ended 12/31/12 | (unaudited) Six Months Ended 6/30/13 | Year Ended 12/31/12 |
| **Net Assets at beginning of period** | $ 56,607,290 | $ 39,580,036 | $ 68,009,467 | $ 45,404,453 |
| **Increase (decrease) in net assets from operations:** | | | | |
| Net investment income | 673,976 | 1,434,560 | 739,829 | 1,619,329 |
| Net realized gain (loss) on investment transactions | 357,418 | 165,174 | 314,419 | 202,955 |
| Net change in unrealized appreciation on investment transactions | 1,034,895 | 2,879,364 | 3,127,799 | 3,982,918 |
| Net increase in net assets from operations | 2,066,289 | 4,479,098 | 4,182,047 | 5,805,202 |
| **Distributions to shareholders from:** | | | | |
| Net investment income | | | | |
| Class I | – | (1,667,275) | – | (1,812,454) |
| Net realized gains | | | | |
| Class I | (125,940) | (178,482) | (80,781) | (440,797) |
| **Total distributions** | (125,940) | (1,845,757) | (80,781) | (2,253,251) |
| **Capital Stock transactions:** | | | | |
| **Class I Shares** | | | | |
| Shares sold | 14,905,840 | 26,778,150 | 19,032,196 | 29,952,292 |
| Issued to shareholders in reinvestment of distributions | 125,941 | 1,845,756 | 80,782 | 2,253,248 |
| Shares redeemed | (9,362,428) | (14,229,993) | (9,261,787) | (13,152,477) |
| Net increase in net assets from capital stock transactions | 5,669,353 | 14,393,913 | 9,851,191 | 19,053,063 |
| **Total increase in net assets** | 7,609,702 | 17,027,254 | 13,952,457 | 22,605,014 |
| **Net Assets at end of period** | $ 64,216,992 | $ 56,607,290 | $ 81,961,924 | $ 68,009,467 |
| Undistributed net investment income included in net assets | $ 673,977 | $ – | $ 739,831 | $ – |
| **Capital Share transactions:** | | | | |
| **Class I Shares** | | | | |
| Shares sold | 1,723,770 | 3,249,949 | 2,243,868 | 3,774,920 |
| Issued to shareholders in reinvestment of distributions | 14,445 | 222,629 | 9,362 | 281,135 |
| Shares redeemed | (1,081,533) | (1,725,495) | (1,089,528) | (1,656,361) |
| Net increase from capital shares transactions | 656,682 | 1,747,083 | 1,163,702 | 2,399,694 |

See accompanying Notes to Financial Statements.

## Statements of Changes in Net Assets

| | Madison Target Retirement 2040 Fund | | Madison Target Retirement 2050 Fund | |
|---|---|---|---|---|
| | (unaudited) Six Months Ended 6/30/13 | Year Ended 12/31/12 | (unaudited) Six Months Ended 6/30/13 | Year Ended 12/31/12 |
| | $ 49,268,630 | $ 35,182,268 | $ 7,160,082 | $ 2,236,241 |
| | 480,019 | 1,111,481 | 79,018 | 128,525 |
| | 113,863 | 140,879 | (34,757) | 1,533 |
| | 3,075,307 | 3,160,888 | 631,143 | 333,215 |
| | 3,669,189 | 4,413,248 | 675,404 | 463,273 |
| | – | (1,199,277) | – | (134,118) |
| | (68,683) | (401,247) | (7,410) | (27,128) |
| | (68,683) | (1,600,524) | (7,410) | (161,246) |
| | 13,815,697 | 21,643,373 | 5,372,450 | 5,538,045 |
| | 68,684 | 1,600,523 | 7,411 | 161,246 |
| | (7,982,781) | (11,970,258) | (1,336,912) | (1,077,477) |
| | 5,901,600 | 11,273,638 | 4,042,949 | 4,621,814 |
| | 9,502,106 | 14,086,362 | 4,710,943 | 4,923,841 |
| | $ 58,770,736 | $ 49,268,630 | $ 11,871,025 | $ 7,160,082 |
| | $ 480,020 | $ – | $ 79,018 | $ – |
| | 1,706,026 | 2,875,883 | 468,256 | 528,566 |
| | 8,316 | 210,569 | 631 | 15,091 |
| | (983,842) | (1,594,072) | (116,346) | (102,883) |
| | 730,500 | 1,492,380 | 352,541 | 440,774 |

See accompanying Notes to Financial Statements.

# Financial Highlights for a Share of Beneficial Interest Outstanding

## CONSERVATIVE ALLOCATION FUND

| | (unaudited) Six Months Ended 6/30/13 | Year Ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2012 | 2011 | 2010 | 2009 | 2008 |
| **CLASS I** | | | | | | |
| **Net Asset Value** at beginning of period | $10.45 | $9.96 | $10.01 | $9.61 | $8.48 | $10.77 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income[2] | 0.12 | 0.29 | 0.28 | 0.29 | 0.29 | 0.35 |
| Net realized and unrealized gain (loss) on investments | 0.05 | 0.60 | 0.03 | 0.52 | 1.12 | (2.27) |
| Total from investment operations | 0.17 | 0.89 | 0.31 | 0.81 | 1.41 | (1.92) |
| **Less Distributions:** | | | | | | |
| Distributions from net investment income | – | (0.40) | (0.35) | (0.41) | (0.28) | (0.27) |
| Distributions from capital gains | – | – | – | – | – | (0.10) |
| Distributions from return of capital | – | – | (0.01) | – | – | – |
| Total distributions | – | (0.40) | (0.36) | (0.41) | (0.28) | (0.37) |
| Net increase (decrease) in net asset value | 0.17 | 0.49 | (0.05) | 0.40 | 1.13 | (2.29) |
| **Net Asset Value** at end of period | $10.62 | $10.45 | $9.96 | $10.01 | $9.61 | $8.48 |
| **Total Return** (%)[3] | 1.58[4] | 8.98 | 3.14 | 8.37 | 16.76 | (17.89) |
| **Ratios/Supplemental Data:** | | | | | | |
| Net Assets at end of period (in 000's) | $192,252 | $195,526 | $184,431 | $195,657 | $176,322 | $116,678 |
| Ratios of expenses to average net assets: | | | | | | |
| Before management fee reduction (%) | 0.31[5] | 0.31 | 0.31 | 0.31 | 0.31 | 0.31 |
| After management fee reduction (%) | 0.31[5] | 0.31 | 0.31 | 0.31 | 0.31 | 0.28 |
| Ratio of net investment income to average net assets (%) | 2.27[5] | 2.79 | 2.76 | 2.90 | 3.23 | 3.53 |
| Portfolio turnover (%)[6] | 25[4] | 36 | 36 | 36 | 47 | 71 |

| | (unaudited) Six Months Ended 6/30/13 | 2012 | 2011 | 2010 | Inception to 12/31/09[1] |
| --- | --- | --- | --- | --- | --- |
| **CLASS II** | | | | | |
| **Net Asset Value** at beginning of period | $10.43 | $9.95 | $10.00 | $9.61 | $8.51 |
| **Income from Investment Operations:** | | | | | |
| Net investment income[2] | 0.11 | 0.26 | 0.27 | 0.35 | 0.28 |
| Net realized and unrealized gain (loss) on investments | 0.04 | 0.61 | 0.02 | 0.43 | 0.99 |
| Total from investment operations | 0.15 | 0.87 | 0.29 | 0.78 | 1.27 |
| **Less Distributions:** | | | | | |
| Distributions from net investment income | – | (0.39) | (0.33) | (0.39) | (0.17) |
| Distributions from return of capital | – | – | (0.01) | – | – |
| Net increase in net asset value | 0.15 | 0.48 | (0.05) | 0.39 | 1.10 |
| **Net Asset Value** at end of period | $10.58 | $10.43 | $9.95 | $10.00 | $9.61 |
| **Total Return** (%)[3] | 1.45[4] | 8.71 | 2.89 | 8.10 | 14.91[4] |
| **Ratios/Supplemental Data:** | | | | | |
| Net Assets at end of period (in 000's) | $42,393 | $42,691 | $43,203 | $35,425 | $12,829 |
| Ratios of expenses to average net assets (%) | 0.56[5] | 0.56 | 0.56 | 0.55 | 0.56[5] |
| Ratio of net investment income to average net assets (%) | 2.02[5] | 2.49 | 2.67 | 3.47 | 4.38[5] |
| Portfolio turnover (%)[6] | 25[4] | 44 | 36 | 36 | 47[4] |

[1] Commenced investment operations on May 1, 2009.

[2] Based on average shares outstanding during the year.

[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

[4] Not annualized.

[5] Annualized.

[6] Portfolio turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

## Financial Highlights for a Share of Beneficial Interest Outstanding

### MODERATE ALLOCATION FUND

| | (unaudited) Six Months Ended 6/30/13 | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2012 | 2011 | 2010 | 2009 | 2008 |
| **CLASS I** | | | | | | |
| **Net Asset Value** at beginning of period | $10.11 | $9.42 | $9.49 | $8.87 | $7.51 | $11.21 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income[2] | 0.08 | 0.23 | 0.20 | 0.20 | 0.18 | 0.21 |
| Net realized and unrealized gain (loss) on investments | 0.46 | 0.77 | (0.01) | 0.71 | 1.37 | (3.55) |
| Total from investment operations | 0.54 | 1.00 | 0.19 | 0.91 | 1.55 | (3.34) |
| **Less Distributions:** | | | | | | |
| Distributions from net investment income | – | (0.31) | (0.26) | (0.29) | (0.19) | (0.17) |
| Distributions from capital gains | – | – | – | – | – | (0.19) |
| Total distributions | – | (0.31) | (0.26) | (0.29) | (0.19) | (0.36) |
| Net increase (decrease) in net asset value | 0.54 | 0.69 | (0.07) | 0.62 | 1.36 | (3.70) |
| **Net Asset Value** at end of period | $10.65 | $10.11 | $9.42 | $9.49 | $8.87 | $7.51 |
| **Total Return** (%)[3] | 5.43[4] | 10.54 | 2.03 | 10.22 | 20.61 | (30.23) |
| **Ratios/Supplemental Data:** | | | | | | |
| Net Assets at end of period (in 000's) | $363,645 | $358,486 | $346,733 | $352,545 | $332,428 | $243,761 |
| Ratios of expenses to average net assets: | | | | | | |
| Before management fee reduction (%) | 0.31[5] | 0.31 | 0.31 | 0.31 | 0.31 | 0.31 |
| After management fee reduction (%) | 0.31[5] | 0.31 | 0.31 | 0.31 | 0.31 | 0.28 |
| Ratio of net investment income to average net assets (%) | 1.49[5] | 2.32 | 2.07 | 2.24 | 2.29 | 2.20 |
| Portfolio turnover (%)[6] | 23[4] | 49 | 25 | 34 | 52 | 69 |

| | (unaudited) Six Months Ended 6/30/13 | 2012 | 2011 | 2010 | Inception to 12/31/09[1] |
|---|---|---|---|---|---|
| **CLASS II** | | | | | |
| **Net Asset Value** at beginning of period | $10.08 | $9.41 | $9.48 | $8.87 | $7.56 |
| **Income from Investment Operations:** | | | | | |
| Net investment income[2] | 0.06 | 0.20 | 0.18 | 0.25 | 0.19 |
| Net realized and unrealized gain (loss) on investments | 0.47 | 0.77 | (0.01) | 0.63 | 1.24 |
| Total from investment operations | 0.53 | 0.97 | 0.17 | 0.88 | 1.43 |
| **Less Distributions:** | | | | | |
| Distributions from net investment income | – | (0.30) | (0.24) | (0.27) | (0.12) |
| Net increase in net asset value | 0.53 | 0.67 | (0.07) | 0.61 | 1.31 |
| **Net Asset Value** at end of period | $10.61 | $10.08 | $9.41 | $9.48 | $8.87 |
| **Total Return** (%)[3] | 5.30[4] | 10.26 | 1.78 | 9.94 | 18.82[4] |
| **Ratios/Supplemental Data:** | | | | | |
| Net Assets at end of period (in 000's) | $32,539 | $34,573 | $35,873 | $31,715 | $12,162 |
| Ratios of expenses to average net assets (%) | 0.56[5] | 0.56 | 0.56 | 0.56 | 0.56[5] |
| Ratio of net investment income to average net assets (%) | 1.23[5] | 2.01 | 1.86 | 2.76 | 3.33[5] |
| Portfolio turnover (%)[6] | 23[4] | 49 | 25 | 34 | 52[4] |

[1] Commenced investment operations on May 1, 2009.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.
[4] Not annualized.
[5] Annualized.
[6] Portfolio turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

## Financial Highlights for a Share of Beneficial Interest Outstanding

**AGGRESSIVE ALLOCATION FUND**

| | (unaudited) Six Months Ended 6/30/13 | Year Ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2012 | 2011 | 2010 | 2009 | 2008 |
| **CLASS I** | | | | | | |
| **Net Asset Value** at beginning of period | $9.75 | $8.96 | $9.08 | $8.30 | $6.57 | $11.61 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income[2] | 0.03 | 0.17 | 0.12 | 0.11 | 0.10 | 0.09 |
| Net realized and unrealized gain (loss) on investments | 0.77 | 0.84 | (0.08) | 0.81 | 1.74 | (4.74) |
| Total from investment operations | 0.80 | 1.01 | 0.04 | 0.92 | 1.84 | (4.65) |
| **Less Distributions:** | | | | | | |
| Distributions from net investment income | – | (0.22) | (0.16) | (0.14) | (0.11) | (0.06) |
| Distributions from capital gains | – | – | – | – | – | (0.33) |
| Total distributions | – | (0.22) | (0.16) | (0.14) | (0.11) | (0.39) |
| Net increase (decrease) in net asset value | 0.80 | 0.79 | (0.12) | 0.78 | 1.73 | (5.04) |
| **Net Asset Value** at end of period | $10.55 | $9.75 | $8.96 | $9.08 | $8.30 | $6.57 |
| **Total Return** (%)[3] | 8.17[4] | 11.34 | 0.48 | 11.15 | 27.91 | (41.09) |
| **Ratios/Supplemental Data:** | | | | | | |
| Net Assets at end of period (in 000's) | $149,845 | $142,755 | $132,575 | $126,270 | $114,492 | $69,616 |
| Ratios of expenses to average net assets: | | | | | | |
| Before management fee reduction (%) | 0.31[5] | 0.31 | 0.31 | 0.31 | 0.31 | 0.31 |
| After management fee reduction (%) | 0.31[5] | 0.31 | 0.31 | 0.31 | 0.31 | 0.28 |
| Ratio of net investment income to average net assets (%) | 0.57[5] | 1.80 | 1.26 | 1.27 | 1.44 | 0.94 |
| Portfolio turnover (%)[6] | 35[4] | 69 | 32 | 33 | 58 | 67 |

| | (unaudited) Six Months Ended 6/30/13 | 2012 | 2011 | 2010 | Inception to 12/31/09[1] |
| --- | --- | --- | --- | --- | --- |
| **CLASS II** | | | | | |
| **Net Asset Value** at beginning of period | $9.72 | $8.95 | $9.07 | $8.30 | $6.69 |
| **Income from Investment Operations:** | | | | | |
| Net investment income[2] | 0.01 | 0.15 | 0.10 | 0.17 | 0.15 |
| Net realized and unrealized gain (loss) on investments | 0.78 | 0.83 | (0.08) | 0.73 | 1.54 |
| Total from investment operations | 0.79 | 0.98 | 0.02 | 0.90 | 1.69 |
| **Less Distributions:** | | | | | |
| Distributions from net investment income | – | (0.21) | (0.14) | (0.13) | (0.08) |
| Net increase in net asset value | 0.79 | 0.77 | (0.12) | 0.77 | 1.61 |
| **Net Asset Value** at end of period | $10.51 | $9.72 | $8.95 | $9.07 | $8.30 |
| **Total Return** (%)[3] | 8.04[4] | 11.06 | 0.23 | 10.87 | 25.09[4] |
| **Ratios/Supplemental Data:** | | | | | |
| Net Assets at end of period (in 000's) | $1,732 | $1,921 | $1,786 | $1,424 | $514 |
| Ratios of expenses to average net assets (%) | 0.56[5] | 0.56 | 0.56 | 0.56 | 0.56[5] |
| Ratio of net investment income to average net assets (%) | 0.29[5] | 1.55 | 1.05 | 1.99 | 2.86[5] |
| Portfolio turnover (%)[6] | 35[4] | 69 | 32 | 33 | 58[4] |

[1] Commenced investment operations on May 1, 2009.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.
[4] Not annualized.
[5] Annualized.
[6] Portfolio turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

## Financial Highlights for a Share of Beneficial Interest Outstanding

### MONEY MARKET FUND

| | (unaudited) Six Months Ended 6/30/13 | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2012 | 2011 | 2010 | 2009 | 2008 |
| **CLASS I** | | | | | | |
| **Net Asset Value** at beginning of period | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income[2] | – | – | – | – | 0.00[4] | 0.02 |
| Net realized and unrealized gain (loss) on investments | – | – | – | – | – | 0.00[4] |
| Total from investment operations | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.02 |
| **Less Distributions:** | | | | | | |
| Distributions from net investment income | – | – | – | – | (0.00)[4] | (0.02) |
| Net increase in net asset value | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| **Net Asset Value** at end of period | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 |
| **Total Return** (%)[3] | 0.00[5] | 0.00 | 0.00 | 0.00 | 0.00 | 1.75 |
| **Ratios/Supplemental Data:** | | | | | | |
| Net Assets at end of period (in 000's) | $39,955 | $48,648 | $61,682 | $69,634 | $92,463 | $159,349 |
| Ratios of expenses to average net assets: | | | | | | |
| Before waiver of expenses by adviser (%) | 0.47[6] | 0.46 | 0.47 | 0.47 | 0.47 | 0.47 |
| After waiver of expenses by adviser (%) | 0.13[6,7] | 0.11[7] | 0.08[7] | 0.14[7] | 0.28[7] | 0.47 |
| Ratio of net investment income to average net assets (%) | 0.00[6] | 0.00 | 0.00 | 0.00 | 0.00 | 1.67 |

| | (unaudited) Six Months Ended 6/30/13 | 2012 | 2011 | 2010 | Inception to 12/31/09[1] |
|---|---|---|---|---|---|
| **CLASS II** | | | | | |
| **Net Asset Value** at beginning of period | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 |
| **Income from Investment Operations:** | | | | | |
| Net investment income[2] | – | – | – | – | – |
| Net realized and unrealized gain (loss) on investments | – | – | – | – | – |
| Total from investment operations | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| **Less Distributions:** | | | | | |
| Distributions from net investment income | – | – | – | – | – |
| Net increase in net asset value | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| **Net Asset Value** at end of period | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 |
| **Total Return** (%)[3] | 0.00[5] | 0.00 | 0.00 | 0.00 | 0.00[5] |
| **Ratios/Supplemental Data:** | | | | | |
| Net Assets at end of period (in 000's) | $1,492 | $1,676 | $979 | $577 | $185 |
| Ratios of expenses to average net assets: | | | | | |
| Before waiver of expenses by adviser (%) | 0.72[6] | 0.71 | 0.72 | 0.73 | 0.73[6] |
| After waiver of expenses by adviser (%) | 0.13[6,7] | 0.12[7] | 0.07[7] | 0.16[7] | 0.20[6,7] |
| Ratio of net investment income to average net assets (%) | 0.00[6] | 0.00 | 0.00 | 0.00 | 0.00[6] |

[1] Commenced investment operations on May 1, 2009.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.
[4] Amount represents less than $0.005 per share.
[5] Not annualized.
[6] Annualized.
[7] Amount includes fees waived by the adviser (see Note 3).

See accompanying Notes to Financial Statements.

## Financial Highlights for a Share of Beneficial Interest Outstanding

### CORE BOND FUND

| | (unaudited) Six Months Ended 6/30/13 | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2012 | 2011 | 2010 | 2009 | 2008 |
| **CLASS I** | | | | | | |
| **Net Asset Value** at beginning of period | $10.55 | $10.57 | $10.29 | $10.14 | $9.94 | $10.19 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income[2] | 0.16 | 0.34 | 0.38 | 0.40 | 0.43 | 0.50 |
| Net realized and unrealized gain (loss) on investments | (0.40) | 0.00 | 0.31 | 0.20 | 0.21 | (0.21) |
| Total from investment operations | (0.24) | 0.34 | 0.69 | 0.60 | 0.64 | 0.29 |
| **Less Distributions:** | | | | | | |
| Distributions from net investment income | (0.01) | (0.36) | (0.41) | (0.45) | (0.44) | (0.54) |
| Net increase (decrease) in net asset value | (0.25) | (0.02) | 0.28 | 0.15 | 0.20 | (0.25) |
| **Net Asset Value** at end of period | $10.30 | $10.55 | $10.57 | $10.29 | $10.14 | $9.94 |
| **Total Return** (%)[3] | (2.27)[4] | 3.21 | 6.73 | 5.92 | 6.50 | 2.86 |
| **Ratios/Supplemental Data:** | | | | | | |
| Net Assets at end of period (in 000's) | $313,558 | $340,335 | $375,325 | $429,499 | $541,789 | $572,562 |
| Ratios of expenses to average net assets (%) | 0.56[5] | 0.56 | 0.57 | 0.56 | 0.57 | 0.56 |
| Ratio of net investment income to average net assets (%) | 3.03[5] | 3.13 | 3.62 | 3.76 | 4.28 | 4.84 |
| Portfolio turnover (%)[6] | 7[4] | 11 | 6 | 2 | 25 | 12 |

| | (unaudited) Six Months Ended 6/30/13 | 2012 | 2011 | 2010 | Inception to 12/31/09[1] |
|---|---|---|---|---|---|
| **CLASS II** | | | | | |
| **Net Asset Value** at beginning of period | $10.54 | $10.56 | $10.28 | $10.14 | $9.85 |
| **Income from Investment Operations:** | | | | | |
| Net investment income[2] | 0.15 | 0.31 | 0.36 | 0.37 | 0.27 |
| Net realized and unrealized gain on investments | (0.40) | 0.01 | 0.31 | 0.20 | 0.28 |
| Total from investment operations | (0.25) | 0.32 | 0.67 | 0.57 | 0.55 |
| **Less Distributions:** | | | | | |
| Distributions from net investment income | – | (0.34) | (0.39) | (0.43) | (0.26) |
| Net increase in net asset value | (0.25) | (0.02) | 0.28 | 0.14 | 0.29 |
| **Net Asset Value** at end of period | $10.29 | $10.54 | $10.56 | $10.28 | $10.14 |
| **Total Return** (%)[3] | (2.39)[4] | 2.96 | 6.47 | 5.66 | 5.55[4] |
| **Ratios/Supplemental Data:** | | | | | |
| Net Assets at end of period (in 000's) | $47,851 | $49,456 | $49,774 | $35,750 | $9,719 |
| Ratios of expenses to average net assets (%) | 0.81[5] | 0.81 | 0.82 | 0.81 | 0.82[5] |
| Ratio of net investment income to average net assets (%) | 2.78[5] | 2.88 | 3.36 | 3.49 | 3.86[5] |
| Portfolio turnover (%)[6] | 7[4] | 11 | 6 | 2 | 25[4] |

[1] Commenced investment operations on May 1, 2009.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.
[4] Not annualized.
[5] Annualized.
[6] Portfolio turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

## Financial Highlights for a Share of Beneficial Interest Outstanding

### HIGH INCOME FUND

| | (unaudited) Six Months Ended 6/30/13 | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2012 | 2011 | 2010 | 2009 | 2008 |
| **CLASS I** | | | | | | |
| **Net Asset Value** at beginning of period | $9.37 | $9.18 | $9.42 | $9.11 | $7.34 | $9.54 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income[2] | 0.25 | 0.61 | 0.65 | 0.72 | 0.68 | 0.67 |
| Net realized and unrealized gain (loss) on investments | (0.25) | 0.42 | (0.18) | 0.35 | 1.80 | (2.07) |
| Total from investment operations | – | 1.03 | 0.47 | 1.07 | 2.48 | (1.40) |
| **Less Distributions:** | | | | | | |
| Distributions from net investment income | (0.03) | (0.84) | (0.71) | (0.76) | (0.71) | (0.80) |
| Net increase (decrease) in net asset value | (0.03) | 0.19 | (0.24) | 0.31 | 1.77 | (2.20) |
| **Net Asset Value** at end of period | $9.34 | $9.37 | $9.18 | $9.42 | $9.11 | $7.34 |
| **Total Return** (%)[3] | 0.02[4] | 11.23 | 5.01 | 11.73 | 34.29 | (14.74) |
| **Ratios/Supplemental Data:** | | | | | | |
| Net Assets at end of period (in 000's) | $55,375 | $60,362 | $86,462 | $95,552 | $107,722 | $90,728 |
| Ratios of expenses to average net assets (%) | 0.76[5] | 0.77 | 0.77 | 0.77 | 0.77 | 0.76 |
| Ratio of net investment income to average net assets (%) | 5.36[5] | 6.31 | 6.76 | 7.54 | 7.94 | 7.42 |
| Portfolio turnover (%)[6] | 16[4] | 55 | 54 | 53 | 73 | 45 |

| | (unaudited) Six Months Ended 6/30/13 | 2012 | 2011 | 2010 | Inception to 12/31/09[1] |
|---|---|---|---|---|---|
| **CLASS II** | | | | | |
| **Net Asset Value** at beginning of period | $9.37 | $9.19 | $9.42 | $9.11 | $8.14 |
| **Income from Investment Operations:** | | | | | |
| Net investment income[2] | 0.24 | 0.58 | 0.63 | 0.70 | 0.47 |
| Net realized and unrealized gain (loss) on investments | (0.25) | 0.42 | (0.18) | 0.34 | 0.96 |
| Total from investment operations | (0.01) | 1.00 | 0.45 | 1.04 | 1.43 |
| **Less Distributions:** | | | | | |
| Distributions from net investment income | (0.02) | (0.82) | (0.68) | (0.73) | (0.46) |
| Net increase in net asset value | (0.03) | 0.18 | (0.23) | 0.31 | 0.97 |
| **Net Asset Value** at end of period | $9.34 | $9.37 | $9.19 | $9.42 | $9.11 |
| **Total Return** (%)[3] | (0.10)[4] | 10.95 | 4.75 | 11.45 | 17.49[4] |
| **Ratios/Supplemental Data:** | | | | | |
| Net Assets at end of period (in 000's) | $6,684 | $6,737 | $6,213 | $4,286 | $1,148 |
| Ratios of expenses to average net assets (%) | 1.01[5] | 1.02 | 1.02 | 1.01 | 1.01[5] |
| Ratio of net investment income to average net assets (%) | 5.10[5] | 6.02 | 6.52 | 7.20 | 7.65[5] |
| Portfolio turnover (%)[6] | 16[4] | 55 | 54 | 53 | 73[4] |

[1] Commenced investment operations on May 1, 2009.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.
[4] Not annualized.
[5] Annualized.
[6] Portfolio turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

## Financial Highlights for a Share of Beneficial Interest Outstanding

**DIVERSIFIED INCOME FUND**

| CLASS I | (unaudited) Six Months Ended 6/30/13 | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2012 | 2011 | 2010 | 2009 | 2008 |
| **Net Asset Value** at beginning of period | $18.29 | $17.39 | $16.62 | $15.37 | $14.46 | $17.62 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income[2] | 0.23 | 0.49 | 0.51 | 0.56 | 0.60 | 0.72 |
| Net realized and unrealized gain (loss) on investments | 1.19 | 0.92 | 0.79 | 1.29 | 0.92 | (3.05) |
| Total from investment operations | 1.42 | 1.41 | 1.30 | 1.85 | 1.52 | (2.33) |
| **Less Distributions:** | | | | | | |
| Distributions from net investment income | (0.01) | (0.51) | (0.53) | (0.60) | (0.61) | (0.81) |
| Distributions from capital gains | — | — | — | — | — | (0.02) |
| Total distributions | (0.01) | (0.51) | (0.53) | (0.60) | (0.61) | (0.83) |
| Net increase (decrease) in net asset value | 1.41 | 0.90 | 0.77 | 1.25 | 0.91 | (3.16) |
| **Net Asset Value** at end of period | $19.70 | $18.29 | $17.39 | $16.62 | $15.37 | $14.46 |
| **Total Return** (%)[3] | 7.75[4] | 8.16 | 7.84 | 12.04 | 10.74 | (13.25) |
| **Ratios/Supplemental Data:** | | | | | | |
| Net Assets at end of period (in 000's) | $361,519 | $359,022 | $372,852 | $384,709 | $418,381 | $438,047 |
| Ratios of expenses to average net assets (%) | 0.71[5] | 0.71 | 0.72 | 0.72 | 0.72 | 0.71 |
| Ratio of net investment income to average net assets (%) | 2.40[5] | 2.69 | 2.94 | 3.50 | 4.12 | 4.37 |
| Portfolio turnover (%)[6] | 9[4] | 17 | 19 | 23 | 26 | 14 |

| CLASS II | (unaudited) Six Months Ended 6/30/13 | 2012 | 2011 | 2010 | Inception to 12/31/09[1] |
|---|---|---|---|---|---|
| **Net Asset Value** at beginning of period | $18.26 | $17.37 | $16.61 | $15.37 | $13.74 |
| **Income from Investment Operations:** | | | | | |
| Net investment income[2] | 0.21 | 0.44 | 0.46 | 0.52 | 0.35 |
| Net realized and unrealized gain (loss) on investments | 1.18 | 0.93 | 0.79 | 1.29 | 1.64 |
| Total from investment operations | 1.39 | 1.37 | 1.25 | 1.81 | 1.99 |
| **Less Distributions:** | | | | | |
| Distributions from net investment income | — | (0.48) | (0.49) | (0.57) | (0.36) |
| Net increase in net asset value | 1.39 | 0.89 | 0.76 | 1.24 | 1.63 |
| **Net Asset Value** at end of period | $19.65 | $18.26 | $17.37 | $16.61 | $15.37 |
| **Total Return** (%)[3] | 7.62[4] | 7.89 | 7.57 | 11.77 | 14.43[4] |
| **Ratios/Supplemental Data:** | | | | | |
| Net Assets at end of period (in 000's) | $36,589 | $34,908 | $30,360 | $22,309 | $6,261 |
| Ratios of expenses to average net assets (%) | 0.96[5] | 0.96 | 0.97 | 0.97 | 0.97[5] |
| Ratio of net investment income to average net assets (%) | 2.15[5] | 2.43 | 2.69 | 3.20 | 3.44[5] |
| Portfolio turnover (%)[6] | 9[4] | 17 | 19 | 23 | 26[4] |

[1] Commenced investment operations on May 1, 2009.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.
[4] Not annualized.
[5] Annualized.
[6] Portfolio turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

## Financial Highlights for a Share of Beneficial Interest Outstanding

### LARGE CAP VALUE FUND

| | (unaudited) Six Months Ended 6/30/13 | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2012 | 2011 | 2010 | 2009 | 2008 |
| **CLASS I** | | | | | | |
| **Net Asset Value** at beginning of period | $27.12 | $24.78 | $23.56 | $22.17 | $19.42 | $31.49 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income[2] | 0.26 | 0.55 | 0.50 | 0.38 | 0.43 | 0.65 |
| Net realized and unrealized gain (loss) on investments | 3.45 | 2.37 | 1.24 | 1.46 | 2.76 | (11.99) |
| Total from investment operations | 3.71 | 2.92 | 1.74 | 1.84 | 3.19 | (11.34) |
| **Less Distributions:** | | | | | | |
| Distributions from net investment income | (0.01) | (0.58) | (0.52) | (0.45) | (0.44) | (0.71) |
| Distributions from capital gains | — | — | — | — | — | (0.02) |
| Total distributions | (0.01) | (0.58) | (0.52) | (0.45) | (0.44) | (0.73) |
| Net increase (decrease) in net asset value | 3.70 | 2.34 | 1.22 | 1.39 | 2.75 | (12.07) |
| **Net Asset Value** at end of period | $30.82 | $27.12 | $24.78 | $23.56 | $22.17 | $19.42 |
| **Total Return** (%)[3] | 13.69[4] | 11.82 | 7.38 | 8.29 | 16.79 | (35.99) |
| **Ratios/Supplemental Data:** | | | | | | |
| Net Assets at end of period (in 000's) | $530,975 | $494,587 | $485,978 | $524,894 | $630,764 | $609,444 |
| Ratios of expenses to average net assets (%) | 0.61[5] | 0.61 | 0.62 | 0.62 | 0.62 | 0.61 |
| Ratio of net investment income to average net assets (%) | 1.77[5] | 2.05 | 2.03 | 1.72 | 2.23 | 2.42 |
| Portfolio turnover (%)[6] | 16[4] | 27 | 29 | 63 | 81 | 38 |

| | (unaudited) Six Months Ended 6/30/13 | 2012 | 2011 | 2010 | Inception to 12/31/09[1] |
|---|---|---|---|---|---|
| **CLASS II** | | | | | |
| **Net Asset Value** at beginning of period | $27.05 | $24.73 | $23.54 | $22.17 | $17.74 |
| **Income from Investment Operations:** | | | | | |
| Net investment income[2] | 0.23 | 0.48 | 0.43 | 0.34 | 0.18 |
| Net realized and unrealized gain (loss) on investments | 3.43 | 2.37 | 1.25 | 1.44 | 4.45 |
| Total from investment operations | 3.66 | 2.85 | 1.68 | 1.78 | 4.63 |
| **Less Distributions:** | | | | | |
| Distributions from net investment income | — | (0.53) | (0.49) | (0.41) | (0.20) |
| Net increase in net asset value | 3.66 | 2.32 | 1.19 | 1.37 | 4.43 |
| **Net Asset Value** at end of period | $30.71 | $27.05 | $24.73 | $23.54 | $22.17 |
| **Total Return**[3](%)[3] | 13.55[4] | 11.55 | 7.11 | 8.02 | 26.09[4] |
| **Ratios/Supplemental Data:** | | | | | |
| Net Assets at end of period (in 000's) | $6,540 | $5,882 | $5,697 | $5,354 | $2,552 |
| Ratios of expenses to average net assets (%) | 0.86[5] | 0.86 | 0.87 | 0.87 | 0.87[5] |
| Ratio of net investment income to average net assets (%) | 1.52[5] | 1.80 | 1.78 | 1.51 | 1.28[5] |
| Portfolio turnover (%)[6] | 16[4] | 27 | 63 | 63 | 81[4] |

[1] Commenced investment operations on May 1, 2009.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.
[4] Not annualized.
[5] Annualized.
[6] Portfolio turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

## Financial Highlights for a Share of Beneficial Interest Outstanding

### LARGE CAP GROWTH FUND

| | (unaudited) Six Months Ended 6/30/13 | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2012 | 2011 | 2010 | 2009 | 2008 |
| **CLASS I** | | | | | | |
| **Net Asset Value** at beginning of period | $24.09 | $21.84 | $22.16 | $19.87 | $14.50 | $23.36 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income[2] | 0.10 | 0.18 | 0.05 | 0.10 | 0.12 | 0.12 |
| Net realized and unrealized gain (loss) on investments | 2.33 | 2.26 | (0.31) | 2.31 | 5.37 | (8.80) |
| Total from investment operations | 2.43 | 2.44 | (0.26) | 2.41 | 5.49 | (8.68) |
| **Less Distributions:** | | | | | | |
| Distributions from net investment income | (0.00)[7] | (0.19) | (0.06) | (0.12) | (0.12) | (0.14) |
| Distributions from capital gains | — | — | — | — | — | (0.04) |
| Total distributions | (0.00)[7] | (0.19) | (0.06) | (0.12) | (0.12) | (0.18) |
| Net increase (decrease) in net asset value | 2.43 | 2.25 | (0.32) | 2.29 | 5.37 | (8.86) |
| **Net Asset Value** at end of period | $26.52 | $24.09 | $21.84 | $22.16 | $19.87 | $14.50 |
| **Total Return** (%)[3] | 10.10[4] | 11.20 | (1.19) | 12.13 | 37.98 | (37.20) |
| **Ratios/Supplemental Data:** | | | | | | |
| Net Assets at end of period (in 000's) | $324,665 | $318,024 | $331,032 | $374,644 | $433,483 | $352,473 |
| Ratios of expenses to average net assets (%) | 0.81[5] | 0.82 | 0.82 | 0.82 | 0.82 | 0.82 |
| Ratio of net investment income to average net assets (%) | 0.75[5] | 0.76 | 0.24 | 0.51 | 0.72 | 0.62 |
| Portfolio turnover (%)[8] | 38[4] | 64 | 85 | 78 | 89 | 123 |

| | (unaudited) Six Months Ended 6/30/13 | 2012 | 2011 | 2010 | Inception to 12/31/09[1] |
|---|---|---|---|---|---|
| **CLASS II** | | | | | |
| **Net Asset Value** at beginning of period | $24.02 | $21.80 | $22.14 | $19.87 | $15.78 |
| **Income from Investment Operations:** | | | | | |
| Net investment income[2] | 0.06 | 0.12 | (0.00)[7] | 0.06 | 0.05 |
| Net realized and unrealized gain (loss) on investments | 2.33 | 2.26 | (0.32) | 2.30 | 4.09 |
| Total from investment operations | 2.39 | 2.38 | (0.32) | 2.36 | 4.14 |
| **Less Distributions:** | | | | | |
| Distributions from net investment income | — | (0.16) | (0.02) | (0.09) | (0.05) |
| Net increase in net asset value | 2.39 | 2.22 | (0.34) | 2.27 | 4.09 |
| **Net Asset Value** at end of period | $26.41 | $24.02 | $21.80 | $22.14 | $19.87 |
| **Total Return** (%)[3] | 9.96[4] | 10.93 | (1.43) | 11.85 | 26.21[4] |
| **Ratios/Supplemental Data:** | | | | | |
| Net Assets at end of period (in 000's) | $31,063 | $29,101 | $27,589 | $20,802 | $6,003 |
| Ratios of expenses to average net assets (%) | 1.06[5] | 1.07 | 1.07 | 1.07 | 1.07[5] |
| Ratio of net investment income to average net assets (%) | 0.50[5] | 0.51 | 0.00[6] | 0.29 | 0.36[5] |
| Portfolio turnover (%)[8] | 38[4] | 64 | 85 | 78 | 89[4] |

[1]  Commenced investment operations on May 1, 2009.
[2]  Based on average shares outstanding during the year.
[3]  These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.
[4]  Not annualized.
[5]  Annualized.
[6]  Amounts represent less than $0.005 per share.
[7]  Amounts represent less than 0.01%.
[8]  Portfolio turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

## Financial Highlights for a Share of Beneficial Interest Outstanding

### MID CAP FUND

| | (unaudited) Six Months Ended 6/30/13 | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2012 | 2011 | 2010[3] | 2009[3] | 2008[3] |
| **CLASS I** | | | | | | |
| **Net Asset Value** at beginning of period | $17.09 | $14.75 | $14.14 | $11.82 | $ 8.01 | $15.31 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income[2] | 0.01 | 0.05 | 0.02 | 0.04 | 0.00[5] | 0.00[5] |
| Net realized and unrealized gain (loss) on investments | 2.11 | 2.34 | 0.62 | 2.33 | 3.81 | (7.13) |
| Total from investment operations | 2.12 | 2.39 | 0.64 | 2.37 | 3.81 | (7.13) |
| **Less Distributions:** | | | | | | |
| Distributions from net investment income | (0.00)[8] | (0.05) | (0.03) | (0.05) | (0.00)[5] | (0.00)[5] |
| Distributions from capital gains | – | – | – | – | – | (0.16) |
| Total distributions | – | (0.05) | (0.03) | (0.05) | (0.00) | (0.16) |
| Net increase (decrease) in net asset value | 2.12 | 2.34 | 0.61 | 2.32 | 3.81 | (7.29) |
| **Net Asset Value** at end of period | $19.21 | $17.09 | $14.75 | $14.14 | $11.82 | $8.01 |
| **Total Return** (%)[4] | 12.43[6] | 16.24 | 4.47 | 20.12 | 47.28 | (46.89) |
| **Ratios/Supplemental Data:** | | | | | | |
| Net Assets at end of period (in 000's) | $370,316 | $356,534 | $351,833 | $385,219 | $229,395 | $166,465 |
| Ratios of expenses to average net assets (%) | 0.91[7] | 0.91 | 0.91 | 0.90 | 0.87 | 0.87 |
| Ratio of net investment income to average net assets (%) | 0.14[7] | 0.30 | 0.16 | 0.42 | (0.05) | 0.09 |
| Portfolio turnover (%)[8] | 11[6] | 25 | 52 | 46 | 186 | 108 |

| | (unaudited) Six Months Ended 6/30/13 | 2012 | 2011[3] | 2010[3] | Inception to 12/31/09[1,3] |
|---|---|---|---|---|---|
| **CLASS II** | | | | | |
| **Net Asset Value** at beginning of period | $17.05 | $14.72 | $14.13 | $11.82 | $9.36 |
| **Income from Investment Operations:** | | | | | |
| Net investment income[2] | (0.01) | 0.01 | (0.01) | 0.04 | (0.00) |
| Net realized and unrealized gain (loss) on investments | 2.10 | 2.35 | 0.60 | 2.30 | 2.46 |
| Total from investment operations | 2.09 | 2.36 | 0.59 | 2.34 | 2.46 |
| **Less Distributions:** | | | | | |
| Distributions from net investment income | – | (0.03) | – | (0.03) | – |
| Net increase in net asset value | 2.09 | 2.33 | 0.59 | 2.31 | 2.46 |
| **Net Asset Value** at end of period | $19.14 | $17.05 | $14.72 | $14.13 | $11.82 |
| **Total Return** (%)[4] | 12.29[6] | 15.95 | 4.22 | 19.82 | 26.13[6] |
| **Ratios/Supplemental Data:** | | | | | |
| Net Assets at end of period (in 000's) | $14,845 | $13,927 | $13,270 | $11,951 | $4,813 |
| Ratios of expenses to average net assets (%) | 1.16[7] | 1.16 | 1.17 | 1.16 | 1.22[7] |
| Ratio of net investment income to average net assets (%) | (0.11)[7] | 0.05 | (0.07) | 0.38 | 0.53[7] |
| Portfolio turnover (%)[8] | 11[6] | 25 | 52 | 46 | 186[6] |

[1] Commenced investment operations on May 1, 2009.

[2] Based on average shares outstanding during the year.

[3] The financial highlights prior to May 1, 2010 are those of the Mid Cap Growth Fund, the accounting survivor of the reorganization of the Mid Cap Value and Mid Cap Growth Funds. The net asset values and other per share information of the Mid Cap Growth Fund have been restated by the conversion ratio of 2.6623 for Class I shares and 2.6678 for Class II shares to reflect those of the legal survivor of the reorganization of the Mid Cap Value Fund, which was renamed the Mid Cap Fund after the reorganization.

[4] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

[5] Amount represents less than $0.005 per share.

[6] Not annualized.

[7] Annualized.

[8] Portfolio turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

## Financial Highlights for a Share of Beneficial Interest Outstanding

### SMALL CAP FUND

| | (unaudited) Six Months Ended 6/30/13 | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2012 | 2011 | 2010 | 2009 | 2008 |
| **CLASS I** | | | | | | |
| **Net Asset Value** at beginning of period | $12.32 | $10.81 | $10.75 | $8.54 | $6.53 | $8.86 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income[3] | 0.02 | 0.14 | 0.04 | 0.08 | 0.05 | 0.08 |
| Net realized and unrealized gain (loss) on investments | 1.70 | 1.52 | 0.06 | 2.20 | 2.00 | (2.34) |
| Total from investment operations | 1.72 | 1.66 | 0.10 | 2.28 | 2.05 | (2.26) |
| **Less Distributions:** | | | | | | |
| Distributions from net investment income | – | (0.15) | (0.04) | (0.07) | (0.04) | (0.07) |
| Distributions from capital gains | – | – | – | – | – | (0.00)[5] |
| Total distributions | – | (0.15) | (0.04) | (0.07) | (0.04) | (0.07) |
| Net increase (decrease) in net asset value | 1.72 | 1.51 | 0.06 | 2.21 | 2.01 | (2.33) |
| **Net Asset Value** at end of period | $14.04 | $12.32 | $10.81 | $10.75 | $8.54 | $6.53 |
| **Total Return** (%)[4] | 13.93[6] | 15.39 | 0.91 | 26.80 | 31.56 | (25.54) |
| **Ratios/Supplemental Data:** | | | | | | |
| Net Assets at end of period (in 000's) | $13,001 | $11,936 | $11,261 | $11,710 | $7,989 | $5,986 |
| Ratios of expenses to average net assets (%) | 1.11[7] | 1.11 | 1.11 | 1.11 | 1.11 | 1.12 |
| Ratio of net investment income to average net assets (%) | 0.24[7] | 1.24 | 0.41 | 0.85 | 0.77 | 1.03 |
| Portfolio turnover (%)[8] | 10[6] | 15 | 22 | 33 | 21 | 28 |

| | (unaudited) Six Months Ended 6/30/13 | 2012 | 2011 | 2010 | Inception to 12/31/09[1] |
|---|---|---|---|---|---|
| **CLASS II** | | | | | |
| **Net Asset Value** at beginning of period | $12.29 | $10.79 | $10.74 | $8.54 | $6.50 |
| **Income from Investment Operations:** | | | | | |
| Net investment income[3] | – | 0.11 | 0.02 | 0.06 | 0.02 |
| Net realized and unrealized gain (loss) on investments | 1.69 | 1.52 | 0.06 | 2.20 | 2.03 |
| Total from investment operations | 1.69 | 1.63 | 0.08 | 2.26 | 2.05 |
| **Less Distributions:** | | | | | |
| Distributions from net investment income | – | (0.13) | (0.03) | (0.06) | (0.01) |
| Net increase in net asset value | 1.69 | 1.50 | 0.05 | 2.20 | 2.04 |
| **Net Asset Value** at end of period | $13.98 | $12.29 | $10.79 | $10.74 | $ 8.54 |
| **Total Return** (%)[4] | 13.79[6] | 15.10 | 0.66 | 26.48 | 31.57[6] |
| **Ratios/Supplemental Data:** | | | | | |
| Net Assets at end of period (in 000's) | $1,683 | $1,486 | $1,401 | $1,387 | $616 |
| Ratios of expenses to average net assets | 1.36[7] | 1.36 | 1.36 | 1.36 | 1.36[7] |
| Ratio of net investment income to average net assets (%) | (0.01)[7] | 0.99 | 0.16 | 0.67 | 0.44[7] |
| Portfolio turnover (%)[8] | 10[6] | 15 | 22 | 33 | 21[6] |

[1] Commenced investment operations on May 1, 2007.
[2] Commenced investment operations on May 1, 2009.
[3] Based on average shares outstanding during the year.
[4] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.
[5] Amount represents less than $0.005 per share.
[6] Not annualized.
[7] Annualized.
[8] Portfolio turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

## Financial Highlights for a Share of Beneficial Interest Outstanding

### INTERNATIONAL STOCK FUND

| | (unaudited) Six Months Ended 6/30/13 | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2012 | 2011 | 2010 | 2009 | 2008 |
| **CLASS I** | | | | | | |
| **Net Asset Value** at beginning of period | $10.78 | $9.03 | $9.99 | $9.53 | $7.59 | $13.40 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income[2] | 0.15 | 0.17 | 0.19 | 0.14 | 0.17 | 0.26 |
| Net realized and unrealized gain (loss) on investments | 0.14 | 1.75 | (0.96) | 0.53 | 1.95 | (5.27) |
| Total from investment operations | 0.29 | 1.92 | (0.77) | 0.67 | 2.12 | (5.01) |
| **Less Distributions:** | | | | | | |
| Distributions from net investment income | (0.01) | (0.17) | (0.19) | (0.21) | (0.18) | (0.26) |
| Distributions from capital gains | — | — | — | — | — | (0.54) |
| Total distributions | (0.01) | (0.17) | (0.19) | (0.21) | (0.18) | (0.80) |
| Net increase (decrease) in net asset value | 0.28 | 1.75 | (0.96) | 0.46 | 1.94 | (5.81) |
| **Net Asset Value** at end of period | $11.06 | $10.78 | $9.03 | $9.99 | $9.53 | $7.59 |
| **Total Return** (%)[3] | 2.70[4] | 21.31 | (7.70) | 7.09 | 27.90 | (38.62) |
| **Ratios/Supplemental Data:** | | | | | | |
| Net Assets at end of period (in 000's) | $73,740 | $76,919 | $72,756 | $92,063 | $77,997 | $72,768 |
| Ratios of expenses to average net assets (%) | 1.21[5] | 1.21 | 1.22 | 1.22 | 1.22 | 1.22 |
| Ratio of net investment income to average net assets (%) | 2.66[5] | 1.74 | 1.90 | 1.48 | 2.08 | 2.45 |
| Portfolio turnover (%)[6] | 22[4] | 42 | 38 | 79 | 87 | 43 |

| | (unaudited) Six Months Ended 6/30/13 | 2012 | 2011 | 2010 | Inception to 12/31/09[1] |
|---|---|---|---|---|---|
| **CLASS II** | | | | | |
| **Net Asset Value** at beginning of period | $10.76 | $9.02 | $9.99 | $9.53 | $7.32 |
| **Income from Investment Operations:** | | | | | |
| Net investment income[2] | 0.13 | 0.14 | 0.16 | 0.09 | 0.04 |
| Net realized and unrealized gain (loss) on investments | 0.15 | 1.76 | (0.96) | 0.56 | 2.33 |
| Total from investment operations | 0.28 | 1.90 | (0.80) | 0.65 | 2.37 |
| **Less Distributions:** | | | | | |
| Distributions from net investment income | — | (0.16) | (0.17) | (0.19) | (0.16) |
| Net increase in net asset value | 0.28 | 1.74 | (0.97) | 0.46 | 2.21 |
| **Net Asset Value** at end of period | $11.04 | $10.76 | $9.02 | $9.99 | $9.53 |
| **Total Return** (%)[3] | 2.57[4] | 21.01 | (7.91) | 6.83 | 32.30[4] |
| **Ratios/Supplemental Data:** | | | | | |
| Net Assets at end of period (in 000's) | $17,554 | $18,263 | $15,407 | $13,241 | $3,962 |
| Ratios of expenses to average net assets (%) | 1.46[5] | 1.46 | 1.47 | 1.47 | 1.48[5] |
| Ratio of net investment income to average net assets (%) | 2.42[5] | 1.45 | 1.58 | 1.00 | 0.57[5] |
| Portfolio turnover (%)[6] | 22[4] | 42 | 38 | 79 | 87[4] |

[1] Commenced investment operations on May 1, 2009.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.
[4] Not annualized.
[5] Annualized.
[6] Portfolio turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

## Financial Highlights for a Share of Beneficial Interest Outstanding

**MADISON TARGET RETIREMENT 2020 FUND**

| | (unaudited) Six Months Ended 6/30/13 | Year Ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2012 | 2011 | 2010 | 2009 | 2008 |
| **CLASS I** | | | | | | |
| **Net Asset Value** at beginning of period | $8.31 | $7.82 | $8.06 | $7.64 | $6.04 | $9.63 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income[1] | 0.09 | 0.24 | 0.22 | 0.20 | 0.15 | 0.22 |
| Net realized and unrealized gain (loss) on investments | 0.22 | 0.53 | (0.04) | 0.49 | 1.59 | (3.60) |
| Total from investment operations | 0.31 | 0.77 | 0.18 | 0.69 | 1.74 | (3.38) |
| **Less Distributions:** | | | | | | |
| Distributions from net investment income | – | (0.25) | (0.23) | (0.27) | (0.14) | (0.16) |
| Distributions from capital gains | (0.02) | (0.03) | (0.19) | – | – | (0.05) |
| Total distributions | (0.02) | (0.28) | (0.42) | (0.27) | (0.14) | (0.21) |
| Net increase (decrease) in net asset value | 0.29 | 0.49 | (0.24) | 0.42 | 1.60 | (3.59) |
| **Net Asset Value** at end of period | $8.60 | $8.31 | $7.82 | $8.06 | $7.64 | $6.04 |
| **Total Return** (%)[2] | 3.67[3] | 9.98 | 2.11 | 9.01 | 28.93 | (35.31) |
| **Ratios/Supplemental Data:** | | | | | | |
| Net Assets at end of period (in 000's) | $64,217 | $56,607 | $39,580 | $27,648 | $19,300 | $8,719 |
| Ratios of expenses to average net assets | | | | | | |
| Before reimbursement of expenses by adviser (%) | 0.30[4] | 0.30 | 0.26 | 0.40 | 0.41 | 0.40 |
| After reimbursement of expenses by adviser (%) | 0.30[4] | 0.30 | 0.24[5] | 0.20[5] | 0.34[5] | 0.40 |
| Ratio of net investment income to average net assets (%) | 2.19[4] | 2.96 | 2.70 | 2.61 | 2.24 | 2.80 |
| Portfolio turnover (%)[6] | 53[3] | 90 | 114 | 51 | 78 | 74 |

[1] Based on average shares outstanding during the year.

[2] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

[3] Not annualized.

[4] Annualized.

[5] Amount includes fees waived by the adviser through a contractual management fee reduction from 0.40% to 0.20% effective October 1, 2009 to February 16, 2011. Effective February 17, 2011 to August 31, 2011, the fee was permanently reduced to 0.20%. Effective September 1, 2011, shareholders approved a new fee arrangement which includes an advisory fee of 0.25% and services agreement fee of 0.05%.

[6] Portfolio turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

## Financial Highlights for a Share of Beneficial Interest Outstanding

**MADISON TARGET RETIREMENT 2030 FUND**

| | (unaudited) Six Months Ended 6/30/13 | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2012 | 2011 | 2010 | 2009 | 2008 |
| **CLASS I** | | | | | | |
| **Net Asset Value** at beginning of period | $8.04 | $7.49 | $7.90 | $7.41 | $5.75 | $9.54 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income[1] | 0.08 | 0.23 | 0.19 | 0.18 | 0.12 | 0.18 |
| Net realized and unrealized gain (loss) on investments | 0.40 | 0.60 | (0.09) | 0.52 | 1.65 | (3.82) |
| Total from investment operations | 0.48 | 0.83 | 0.10 | 0.70 | 1.77 | (3.64) |
| **Less Distributions:** | | | | | | |
| Distributions from net investment income | – | (0.22) | (0.20) | (0.21) | (0.11) | (0.11) |
| Distributions from capital gains | (0.01) | (0.06) | (0.31) | – | – | (0.04) |
| Total distributions | (0.01) | (0.28) | (0.51) | (0.21) | (0.11) | (0.15) |
| Net increase (decrease) in net asset value | 0.47 | 0.55 | (0.41) | 0.49 | 1.66 | (3.79) |
| **Net Asset Value** at end of period | $8.51 | $8.04 | $7.49 | $7.90 | $7.41 | $5.75 |
| **Total Return** (%)[2] | 6.05[3] | 11.05 | 1.16 | 9.56 | 30.94 | (38.35) |
| **Ratios/Supplemental Data:** | | | | | | |
| Net Assets at end of period (in 000's) | $81,962 | $68,009 | $45,404 | $31,279 | $19,330 | $8,010 |
| Ratios of expenses to average net assets | | | | | | |
| Before reimbursement of expenses by adviser (%) | 0.30[4] | 0.30 | 0.26 | 0.40 | 0.41 | 0.40 |
| After reimbursement of expenses by adviser (%) | 0.30[4] | 0.30 | 0.24[5] | 0.20[5] | 0.34[5] | 0.40 |
| Ratio of net investment income to average net assets (%) | 1.94[4] | 2.84 | 2.43 | 2.42 | 1.87 | 2.38 |
| Portfolio turnover (%)[6] | 49[3] | 86 | 108 | 43 | 78 | 52 |

[1] Based on average shares outstanding during the year.

[2] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

[3] Not annualized.

[4] Annualized.

[5] Amount includes fees waived by the adviser through a contractual management fee reduction from 0.40% to 0.20% effective October 1, 2009 to February 16, 2011. Effective February 17, 2011 to August 31, 2011, the fee was permanently reduced to 0.20%. Effective September 1, 2011, shareholders approved a new fee arrangement which includes an advisory fee of 0.25% and services agreement fee of 0.05%.

[6] Portfolio turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

## Financial Highlights for a Share of Beneficial Interest Outstanding

**MADISON TARGET RETIREMENT 2040 FUND**

| | (unaudited) Six Months Ended 6/30/13 | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2012 | 2011 | 2010 | 2009 | 2008 |
| **CLASS I** | | | | | | |
| **Net Asset Value** at beginning of period | $7.61 | $7.06 | $7.60 | $7.07 | $5.43 | $9.48 |
| **Income from Investment Operations:** | | | | | | |
| Net investment income[1] | 0.07 | 0.20 | 0.16 | 0.15 | 0.08 | 0.14 |
| Net realized and unrealized gain (loss) on investments | 0.48 | 0.61 | (0.12) | 0.55 | 1.63 | (4.06) |
| Total from investment operations | 0.55 | 0.81 | 0.04 | 0.70 | 1.71 | (3.92) |
| **Less Distributions:** | | | | | | |
| Distributions from net investment income | – | (0.19) | (0.17) | (0.17) | (0.07) | (0.08) |
| Distributions from capital gains | (0.01) | (0.07) | (0.41) | – | – | (0.05) |
| Total distributions | (0.01) | (0.26) | (0.58) | (0.17) | (0.07) | (0.13) |
| Net increase (decrease) in net asset value | 0.54 | 0.55 | (0.54) | 0.53 | 1.64 | (4.05) |
| **Net Asset Value** at end of period | $8.15 | $7.61 | $7.06 | $7.60 | $7.07 | $5.43 |
| **Total Return** (%)[2] | 7.32[3] | 11.42 | 0.47 | 9.97 | 31.64 | (41.65) |
| **Ratios/Supplemental Data:** | | | | | | |
| Net Assets at end of period (in 000's) | $58,771 | $49,269 | $35,182 | $26,147 | $16,656 | $6,385 |
| Ratios of expenses to average net assets | | | | | | |
| Before reimbursement of expenses by adviser (%) | 0.30[4] | 0.30 | 0.26 | 0.40 | 0.41 | 0.40 |
| After reimbursement of expenses by adviser (%) | 0.30[4] | 0.30 | 0.24[5] | 0.20[5] | 0.34[5] | 0.40 |
| Ratio of net investment income to average net assets (%) | 1.74[4] | 2.65 | 2.11 | 2.14 | 1.22 | 1.99 |
| Portfolio turnover (%)[6] | 58[3] | 101 | 115 | 40 | 86 | 62 |

[1] Based on average shares outstanding during the year.

[2] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

[3] Not annualized.

[4] Annualized.

[5] Amount includes fees waived by the adviser through a contractual management fee reduction from 0.40% to 0.20% effective October 1, 2009 to February 16, 2011. Effective February 17, 2011 to August 31, 2011, the fee was permanently reduced to 0.20%. Effective September 1, 2011, shareholders approved a new fee arrangement which includes an advisory fee of 0.25% and services agreement fee of 0.05%.

[6] Portfolio turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

## Financial Highlights for a Share of Beneficial Interest Outstanding

**MADISON TARGET RETIREMENT 2050 FUND**

| | (unaudited) Six Months Ended 6/30/13 | Year Ended 12/31/12 | Inception to 12/31/11[1] |
|---|---|---|---|
| **CLASS I** | | | |
| **Net Asset Value** at beginning of period | $10.69 | $ 9.75 | $10.00 |
| **Income from Investment Operations:** | | | |
| Net investment income[2] | 0.09 | 0.30 | 0.26 |
| Net realized and unrealized gain (loss) on investments | 0.84 | 0.89 | (0.36) |
| Total from investment operations | 0.93 | 1.19 | (0.10) |
| **Less Distributions:** | | | |
| Distributions from net investment income | – | (0.21) | (0.14) |
| Distributions from return of capital | – | – | (0.01) |
| Distributions from capital gains | (0.01) | (0.04) | – |
| Total distributions | (0.01) | (0.25) | (0.15) |
| Net increase in net asset value | 0.92 | 0.94 | (0.25) |
| **Net Asset Value** at end of period | $11.61 | $10.69 | $9.75 |
| **Total Return** (%)[3] | 8.71[4] | 12.12 | (1.03)[4] |
| **Ratios/Supplemental Data:** | | | |
| Net Assets at end of period (in 000's) | $11,871 | $7,160 | $2,236 |
| Ratios of expenses to average net assets | | | |
| Before reimbursement of expenses by adviser (%) | 0.30[5] | 0.30 | 0.26[5] |
| After reimbursement of expenses by adviser (%) | 0.30[5] | 0.30 | 0.26[5,6] |
| Ratio of net investment income to average net assets (%) | 1.62[5] | 2.90 | 2.61[5] |
| Portfolio turnover (%)[7] | 79[4] | 86 | 75[4] |

[1] Commenced investment operations on January 3, 2011.

[2] Based on average shares outstanding during the year.

[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

[4] Not annualized.

[5] Annualized.

[6] Amount includes fees waived by the adviser through a contractual management fee reduction from 0.40% to 0.20% effective October 1, 2009 to February 16, 2011. Effective February 17, 2011 to August 31, 2011, the fee was permanently reduced to 0.20%. Effective September 1, 2011, shareholders approved a new fee arrangement which includes an advisory fee of 0.25% and services agreement fee of 0.05%.

[7] Portfolio turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

## Notes to Financial Statements (unaudited)

### 1. ORGANIZATION

The Ultra Series Fund (the "Trust"), a Massachusetts business trust, is registered under the Investment Company Act of 1940 (the "1940 Act"), as amended, as a diversified, open-end management investment company. The Trust is a series fund with, at the end of the period covered by this report, 16 investment portfolios (individually, a "fund," and collectively, the "funds"), each with different investment objectives and policies. The funds currently available at the end of the period were the Money Market Fund, Core Bond Fund (formerly Bond Fund), High Income Fund, Diversified Income Fund, Large Cap Value Fund, Large Cap Growth Fund, Mid Cap Fund, Small Cap Fund and International Stock Fund (collectively, the "Core Funds"), the Conservative Allocation Fund, Moderate Allocation Fund and Aggressive Allocation Fund (collectively, the "Target Allocation Funds"), and the Madison Target Retirement 2020 Fund, Madison Target Retirement 2030 Fund, Madison Target Retirement 2040 Fund, and Madison Target Retirement 2050 Fund, (collectively, the "Target Date Funds").

The Declaration of Trust permits the Board of Trustees to issue an unlimited number of full and fractional shares of the Trust without par value. All funds, except for the Target Date Funds, offer Class I and II shares. The Target Date Funds only offer a single class of shares, Class I shares. Each class of shares represents an interest in the assets of the respective fund and has identical voting, dividend, liquidation and other rights, except that each class of shares bears its own distribution fees, if any, and its proportional share of fund level expenses, and has exclusive voting rights on matters pertaining to Rule 12b-1 under the 1940 Act as it relates to that class and other class specific matters. Shares are offered to separate accounts (the "Accounts") of CMFG Life Insurance Company and to qualified pension and retirement plans of CMFG Life Insurance Company or it's affiliates ("CUNA Mutual Group"). The Trust may, in the future, offer other share classes to separate accounts of insurance companies and to qualified pension and retirement plans that are not affiliated with CUNA Mutual Group. The Trust does not offer shares directly to the general public.

The Trust has entered into a Management Agreement with Madison Asset Management, LLC. (the "Investment Adviser" or "Madison"). The Investment Adviser, in turn, has entered into subadvisory agreements with certain subadvisers ("Subadvisers") for the management of the investments of the High Income, Small Cap and International Stock Funds.

### 2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates. The following is a summary of significant accounting policies consistently followed by each fund in the preparation of its financial statements.

**Portfolio Valuation:** Equity securities, including American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs") and exchange-traded funds ("ETFs") listed on any U.S. or foreign stock exchange or quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), are valued at the last quoted sale price or official closing price on that exchange or NASDAQ on the valuation day (provided that, for securities traded on NASDAQ, the funds utilize the NASDAQ Official Closing Price). If no sale occurs, equities traded on a U.S. exchange, foreign exchange or on NASDAQ are valued at the bid price. Debt securities purchased with a remaining maturity of 61 days or more are valued on the basis of last available bid prices or current market quotations provided by dealers or pricing services approved by the Trust. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrixes, market transactions in comparable investments, various relationships observed in the market between investments and calculated yield measures based on valuation technology commonly employed in the market for such investments. Asset-backed and mortgage-backed securities are valued by

## Notes to Financial Statements (unaudited)

independent pricing services using models that consider estimated cash flows of each tranche of the security, establish a benchmark yield and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche.

Investments in shares of open-end mutual funds, including money market funds, are valued at their daily net asset value ("NAV") which is calculated as of the close of regular trading on the New York Stock Exchange (usually 4:00 p.m. Eastern Standard Time) on each day on which the New York Stock Exchange is open for business. NAV per share is determined by dividing each fund's total net assets by the number of shares of such fund outstanding at the time of calculation. Because the assets of each Target Allocation and each Target Date Fund consist primarily of shares of underlying funds, the NAV of each fund is determined based on the NAV's of the underlying funds. Total net assets are determined by adding the total current value of portfolio securities, cash, receivables, and other assets and subtracting liabilities. Short-term instruments having maturities of 60 days or less and all securities in the Money Market Fund are valued on an amortized cost basis, which approximates market value.

Over-the-counter securities not listed or traded on NASDAQ are valued at the last sale price on the valuation day. If no sale occurs on the valuation day, an over-the-counter security is valued at the last bid price. Exchange traded options are valued at the mean of the best bid and ask prices across all option exchanges. Financial futures contracts generally are valued at the settlement price established by the exchange(s) on which the contracts are primarily traded. Spot and forward foreign currency exchange contracts are valued based on quotations supplied by dealers in such contracts. Overnight repurchase agreements are valued at cost, and term repurchase agreements (i.e., those whose maturity exceeds seven days), swaps, caps, collars and floors, if any, are valued at the average of the closing bids obtained daily from at least one dealer.

Through the end of this reporting period, the value of all assets and liabilities expressed in foreign currencies was converted into U.S. dollar values using the then-current exchange rate at the close of regular trading on the New York Stock Exchange (usually 4:00 p.m. Eastern Standard Time).

All other securities for which either quotations are not readily available, no other sales have occurred, or in the Investment Adviser's opinion, do not reflect the current market value, are appraised at their fair values as determined in good faith by the Trust's Pricing Committee (the "Committee") and under the general supervision of the Board of Trustees. When fair value pricing of securities is employed, the prices of securities used by the funds to calculate NAV may differ from market quotations or official closing prices. Because the Target Allocation and Target Date Funds primarily invest in underlying funds, government securities and short-term paper, it is not anticipated that the Investment Adviser will need to fair value any of the investments of these funds. However, an underlying fund may need to fair value one or more of its investments, which may, in turn, require a Target Allocation or Target Date Fund to do the same because of delays in obtaining the underlying fund's NAV.

A fund's investments (or underlying fund) will be valued at fair value if, in the judgment of the Committee, an event impacting the value of an investment occurred between the closing time of a security's primary market or exchange (for example, a foreign exchange or market) and the time the fund's share price is calculated as of the close of regular trading on the New York Stock Exchange (usually 4:00 p.m. Eastern Standard Time). Significant events may include, but are not limited to, the following: (1) significant fluctuations in domestic markets, foreign markets or foreign currencies; (2) occurrences not directly tied to the securities markets such as natural disasters, armed conflicts or significant government actions; and (3) major announcements affecting a single issuer or an entire market or market sector. In responding to a significant event, the Committee would determine the fair value of affected securities considering factors including, but not limited to: fundamental analytical data relating to the investment; the nature and duration of any restrictions on the disposition of the investment; and the forces influencing the market(s) in which the investment is purchased or sold. The Committee may

## Notes to Financial Statements (unaudited)

rely on an independent fair valuation service to adjust the valuations of foreign equity securities based on specific market-movement parameters established by the Committee and approved by the Trust.

**Security Transactions and Investment Income:** Security transactions are accounted for on a trade date basis. Net realized gains or losses on sales are determined by the identified cost method. Interest income is recorded on an accrual basis. Dividend income is recorded on ex-dividend date. Amortization and accretion are recorded on the effective yield method.

**Expenses:** Expenses that are directly related to one fund are charged directly to that fund. Other operating expenses are prorated to the funds on the basis of relative net assets. Class-specific expenses are borne by that class.

**Classes:** Income and realized and unrealized gains/losses are allocated to the respective classes on the basis of relative net assets.

**Repurchase Agreements:** Each fund may engage in repurchase agreements. In a repurchase agreement, a security is purchased for a relatively short period (usually not more than 7 days) subject to the obligation to sell it back to the issuer at a fixed time and price plus accrued interest. The funds will enter into repurchase agreements only with member banks of the Federal Reserve System and with "primary dealers" in U.S. Government securities. As of June 30, 2013, none of the funds held open repurchase agreements.

The Trust has established a procedure providing that the securities serving as collateral for each repurchase agreement must be delivered to the Trust's custodian either physically or in book-entry form and that the collateral must be marked-to-market daily to ensure that the repurchase agreement is fully collateralized at all times. In the event of bankruptcy or other default by a seller of a repurchase agreement, a fund could experience one of the following: delays in liquidating the underlying securities during the period in which the fund seeks to enforce its rights thereto, possible subnormal levels of income, declines in value of the underlying securities, or lack of access to income during this period and the expense of enforcing its rights.

In April 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-03 "Reconsideration of Effective Control of Repurchase Agreements". ASU 2011-03 is an amendment to Topic 860 "Transfers and Servicing". These amendments simplify the accounting for repurchase agreements by eliminating the requirement that the transferor demonstrate it has adequate collateral to fund substantially all the cost of purchasing replacement assets. As a result, more arrangements could be accounted for as secured borrowings rather than sales. The guidance applies to public and nonpublic companies and is effective for interim and annual reporting periods beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The funds have adopted this guidance and have determined that the updated standards have no material impact on the funds' financial statements.

**Foreign Currency Transactions:** The Trust's books and records are maintained in U.S. dollars. Foreign currency denominated transactions (i.e., market value of investment securities, assets and liabilities, purchases and sales of investment securities, and income and expenses) are translated into U.S. dollars at the current rate of exchange. The funds enter into contracts on the trade date to settle any securities transactions denominated in foreign currencies on behalf of the funds at the spot rate at settlement.

Each fund, except the Money Market Fund, which can only invest in U.S. dollar-denominated foreign money market securities, reports certain foreign currency-related transactions as components of realized gains or losses for financial reporting purposes, whereas such components are treated as ordinary income for federal income tax purposes. Only the International Stock Fund had net realized gains, and that amount of $2,177,819 is included in the Statements of Operations under the heading "Net realized gain (loss) on investments" for that fund.

## Notes to Financial Statements (unaudited)

The funds do not isolate the portion of gains and losses on investments in securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of securities. Such amounts are categorized as gain or loss on investments for financial reporting purposes.

**Forward Foreign Currency Exchange Contracts:** Each fund, except the Money Market Fund, may purchase and sell forward foreign currency exchange contracts for defensive or hedging purposes. When entering into forward foreign currency exchange contracts, the funds agree to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed future date. These contracts are valued daily. The funds' net assets reflect unrealized gains or losses on the contracts as measured by the difference between the forward foreign currency exchange rates at the dates of entry into the contracts and the forward rates at the reporting date. The funds realize a gain or a loss at the time the forward foreign currency exchange contracts are settled or closed out with an offsetting contract. Realized and unrealized gains and losses are included in the Statements of Operations. As of June 30, 2013, none of the funds had open forward foreign currency exchange contracts.

If a fund enters into a forward foreign currency exchange contract to buy foreign currency for any purpose, the fund will be required to place cash or other liquid assets in a segregated account with the fund's custodian in an amount equal to the value of the fund's total assets committed to the consummation of the forward contract. If the value of the securities in the segregated account declines, additional cash or securities will be placed in the segregated account so that the value of the account will equal the amount of the fund's commitment with respect to the contract.

**Cash Concentration:** At times, the funds maintain cash balances at financial institutions in excess of federally insured limits. The funds monitor this credit risk and have not experienced any losses related to this risk.

**Illiquid Securities:** Each fund currently limits investments in illiquid securities to 15% of net assets at the time of purchase, except for Money Market which limits the investment in illiquid securities to 5% of net assets. An illiquid security is generally defined as any investment that may be difficult to sell within seven days for the price at which the fund values it. At June 30, 2013, investments in securities of the Core Bond and Diversified Income Funds include issues that are illiquid. As of that date, the aggregate values of illiquid securities held by Core Bond and Diversified Income Funds were $13,197,493 and $7,661,557, respectively, which represent 3.7% and 1.9% of net assets, respectively. Pursuant to guidelines adopted by the Board of Trustees, certain unregistered securities are determined to be liquid and are not included within the percent limitations specified above. Information concerning the illiquid securities held at June 30, 2013, which includes cost and acquisition date, is as follows:

| Security | Acquisition Date | Acquisition Cost |
|---|---|---|
| **Core Bond Fund** | | |
| American Association of Retired Persons | 5/16/02 | $2 ,618,513 |
| ERAC USA Finance LLC | 12/16/04 | 4,758,020 |
| Indianapolis Power & Light Co. | 10/2/06 | 3,425,065 |
| Liberty Mutual Group Inc. | 6/13/13 | 993,673 |
| | | $11,795,271 |
| **Diversified Income Fund** | | |
| AbbVie Inc. | 11/5/12 | $ 1,194,321 |
| American Association of Retired Persons | 5/16/02 | 2,094,811 |
| ERAC USA Finance LLC | 12/16/04 | 2,000,531 |
| Indianapolis Power & Light Co. | 10/2/06 | 1,546,002 |
| | | $ 6,835,665 |

## Notes to Financial Statements (unaudited)

**Delayed Delivery Securities:** Each fund may purchase securities on a when-issued or delayed delivery basis. "When-issued" refers to securities whose terms are available and for which a market exists, but that have not been issued. For when-issued or delayed delivery transactions, no payment is made until delivery date, which is typically longer than the normal course of settlement, and often a month or more after the purchase. When a fund enters into an agreement to purchase securities on a when-issued or delayed delivery basis, the fund segregates cash or other liquid securities, of any type or maturity, equal in value to the fund's commitment. Losses may arise due to changes in the market value of the underlying securities, if the counterparty does not perform under the contract, or if the issuer does not issue the securities due to political, economic or other factors. As of June 30, 2013, the High Income Fund had entered into such transactions, the market values of which are identified in the fund's Portfolio of Investments.

**Fair Value Measurements:** Each fund has adopted the FASB guidance on fair value measurements. Fair value is defined as the price that each fund would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. A three-tier hierarchy is used to maximize the use of observable market data "inputs" and minimize the use of unobservable "inputs" and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk (for example, the risk inherent in a particular valuation technique used to measure fair value including such a pricing model and/or the risk inherent in the inputs used in the valuation technique). Inputs may be observable or unobservable.

Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad Levels listed below:

- Level 1 — unadjusted quoted prices in active markets for identical investments

- Level 2 — other significant observable inputs (including quoted prices for similar investments, interest rate volatilities, prepayment speeds, credit risk, benchmark yields, transactions, bids, offers, new issues, spreads and other relationships observed in the markets among comparable securities, underlying equity of the issuer; and proprietary pricing models such as yield measures calculated using factors such as cash flows, financial or collateral performance and other reference data, etc.)

- Level 3 — significant unobservable inputs (including the fund's own assumptions in determining the fair value of investments)

The valuation techniques used by the funds to measure fair value for the six month period ended June 30, 2013 maximized the use of observable inputs and minimized the use of unobservable inputs. The funds utilized the following fair value techniques: multi-dimensional relational pricing model and option adjusted spread pricing; the funds estimated the price that would have prevailed in a liquid market for an international equity security given information available at the time of evaluation. Through the six month period ended June 30, 2013, none of the funds held securities deemed as a Level 3 and there were no transfers between classification levels.

The following is a summary of the inputs used as of June 30, 2013 in valuing the funds' investments carried at fair value (please see the Portfolio of Investments for each fund for a listing of all securities within each category):

## Notes to Financial Statements (unaudited)

| Fund | Quoted Prices in Active Markets for Identical Investments (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Value at 6/30/13 |
|---|---|---|---|---|
| **Conservative Allocation** | $235,318,762 | $ – | $ – | $235,318,762 |
| **Moderate Allocation** | 398,494,283 | – | – | 398,494,283 |
| **Aggressive Allocation** | 152,720,966 | – | – | 152,720,966 |
| **Money Market**[1] | 1,660,715 | 36,602,755 | – | 38,263,470 |
| **Core Bond** | | | | |
| Asset Backed | – | 2,124,960 | – | 2,124,960 |
| Corporate Notes and Bonds | – | 99,039,488 | – | 99,039,488 |
| Mortgage Backed | – | 60,253,048 | – | 60,253,048 |
| U.S. Government and Agency Obligations | – | 189,148,639 | – | 189,148,639 |
| Investment Companies | 7,970,933 | – | – | 7,970,933 |
| | 7,970,933 | 350,566,135 | – | 358,537,068 |
| **High Income** | | | | |
| Corporate Notes and Bonds | – | 60,010,691 | – | 60,010,691 |
| Investment Companies | 1,467,289 | – | – | 1,467,289 |
| | 1,467,289 | 60,010,691 | – | 61,477,980 |
| **Diversified Income** | | | | |
| Common Stocks | 230,205,703 | – | – | 230,205,703 |
| Asset Backed | – | 607,729 | – | 607,729 |
| Corporate Notes and Bonds | – | 57,579,013 | – | 57,579,013 |
| Mortgage Backed | – | 27,318,858 | – | 27,318,858 |
| U.S. Government and Agency Obligations | – | 65,773,671 | – | 65,773,671 |
| Investment Companies | 15,927,601 | – | – | 15,927,601 |
| | 246,133,304 | 151,279,271 | – | 397,412,575 |
| **Large Cap Value** | | | | |
| Common Stocks | 513,192,773 | – | – | 513,192,773 |
| Investment Companies | 24,464,493 | – | – | 24,464,493 |
| | 537,657,266 | – | – | 537,657,266 |
| **Large Cap Growth** | | | | |
| Common Stocks | 333,144,789 | – | – | 333,144,789 |
| Investment Companies | 23,056,283 | – | – | 23,056,283 |
| | 356,201,072 | – | – | 356,201,072 |
| **Mid Cap** | | | | |
| Common Stocks | 353,818,164 | – | – | 353,818,164 |
| Investment Companies | 24,173,629 | – | – | 24,173,629 |
| | 377,991,793 | – | – | 377,991,793 |
| **Small Cap** | | | | |
| Common Stocks | 14,039,395 | – | – | 14,039,395 |
| Investment Companies | 500,602 | – | – | 500,602 |
| | 14,539,997 | – | – | 14,539,997 |

[1] At June 30, 2013, all Level 2 securities held are short term investments. See respective Portfolio of Investments.

## Notes to Financial Statements (unaudited)

| Fund | Quoted Prices in Active Markets for Identical Investments (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Value at 6/30/13 |
|---|---|---|---|---|
| **International Stock** | | | | |
| Common Stocks | | | | |
| Australia | $ – | $ 2,037,280 | $ – | $ 2,037,280 |
| Belgium | – | 3,122,993 | – | 3,122,993 |
| Brazil | – | 605,911 | – | 605,911 |
| Canada | – | 2,693,840 | – | 2,693,840 |
| Denmark | – | 846,032 | – | 846,032 |
| Finland | – | 1,369,182 | – | 1,369,182 |
| France | – | 7,648,754 | – | 7,648,754 |
| Germany | – | 6,588,721 | – | 6,588,721 |
| Indonesia | 775,965 | – | – | 775,965 |
| Ireland | 1,046,059 | – | – | 1,046,059 |
| Italy | – | 2,245,246 | – | 2,245,246 |
| Japan | – | 16,722,509 | – | 16,722,509 |
| Luxembourg | – | 1,184,066 | – | 1,184,066 |
| Netherlands | – | 453,721 | – | 453,721 |
| New Zealand | – | 571,686 | – | 571,686 |
| Norway | – | 746,000 | – | 746,000 |
| Philippines | – | 1,151,957 | – | 1,151,957 |
| Russia | – | 836,340 | – | 836,340 |
| South Africa | – | 1,024,005 | – | 1,024,005 |
| South Korea | – | 1,718,120 | – | 1,718,120 |
| Spain | – | 2,387,833 | – | 2,387,833 |
| Sweden | – | 3,921,348 | – | 3,921,348 |
| Switzerland | – | 6,235,472 | – | 6,235,472 |
| Thailand | – | 761,864 | – | 761,864 |
| Turkey | – | 1,122,236 | – | 1,122,236 |
| United Kingdom | – | 20,922,362 | – | 20,922,362 |
| Investment Companies | 2,780,007 | – | – | 2,780,007 |
| | 4,602,031 | 86,917,478 | – | 91,519,509 |
| **Madison Target Retirement 2020** | 64,086,869 | – | – | 64,086,869 |
| **Madison Target Retirement 2030** | 81,891,555 | – | – | 81,891,555 |
| **Madison Target Retirement 2040** | 58,575,112 | – | – | 58,575,112 |
| **Madison Target Retirement 2050** | 11,806,114 | – | – | 11,806,114 |

**New Accounting Pronouncements:** In May 2011, the FASB issued ASU 2011-04, modifying Topic 820, "Fair Value Measurements and Disclosures." At the same time, the International Accounting Standards Board ("IASB") issued International Financial Reporting Standard ("IFRS") 13, "Fair Value Measurement." The objective by the FASB and IASB is convergence of their guidance on fair value measurements and disclosures. The effective date of the ASU is for interim and annual periods beginning after December 15, 2011. The funds have adopted the disclosures required by this update.

In December 2011, the IASB and the FASB issued ASU 2011-11 "Disclosures about Offsetting Assets and Liabilities." These common disclosure requirements are intended to help investors and other financial statement users to better assess the effect or potential effect of offsetting arrangements on a portfolio's financial position. They also improve transparency in the reporting of how companies mitigate credit risk, including disclosure of related collateral pledged or received. In addition, ASU 2011-11 facilitates comparison between these entities that prepare their financial statements on the basis of U.S. GAAP

## Notes to Financial Statements (unaudited)

and those entities that prepare their financial statements on the basis of IFRS. ASU 2011-11 requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the financial position; and disclose instruments and transactions subject to an agreement similar to a master netting agreement. Management has evaluated the implications of ASU 2011-11 and its impact on financial statement disclosures and adopted the disclosures required by this update.

### 3. MANAGEMENT, SERVICES AND DISTRIBUTION AGREEMENTS

**Management Agreement:** For services under the Management Agreement, the Investment Adviser is entitled to receive a management fee, which is calculated daily and paid monthly, at an annual rate based upon the following percentages of average daily net assets: 0.45% for the Money Market Fund, 0.55% for the Core Bond Fund, 0.75% for the High Income Fund, 0.70% for the Diversified Income Fund, 0.60% for the Large Cap Value Fund, 0.80% for the Large Cap Growth Fund, 0.90% for the Mid Cap Fund, 1.10% for the Small Cap Fund, 1.20% for the International Stock Fund, 0.30% for each of the Target Allocation Funds and 0.25% for each of the Target Date Funds.

For all but the Target Date Funds, the Management Agreement requires the Investment Adviser to provide or arrange to provide overall management of the funds, including but not limited to, investment advisory services, custody, transfer agency, dividend disbursing, legal, accounting and administrative services. Neither Management Agreement includes Trustee compensation or the fees paid to the Trust's independent Registered Public Accountant. For the Target Date Funds, the Management Agreement requires the Investment Adviser to provide investment management services to the funds. Other services performed by the Investment Adviser for these funds are covered under a separate Services Agreement (discussed below).

The Investment Adviser is solely responsible for the payment of all fees to the Subadvisers. The Subadvisers for the funds are Shenkman Capital Management, Inc. for the High Income Fund, Wellington Management Company, LLP for the Small Cap Fund and Lazard Asset Management LLC for the International Stock Fund. The Investment Adviser manages the Money Market Fund, Core Bond Fund, Diversified Income Fund, Large Cap Growth Fund, Large Cap Value Fund, Mid Cap Fund, Target Allocation Funds and the Target Date Funds without the aid of a Subadviser.

The Investment Adviser may from time to time voluntarily agree to waive a portion of its fees or expenses related to the funds. In that regard, the Investment Adviser waived a portion of management fees on the Money Market Class I Shares and Class II Shares for the purpose of maintaining a one-day yield of zero. The amount of the daily waiver is equal to the amount required to maintain a minimum daily distribution rate of zero. For the six month period ended June 30, 2013, the waivers totaled $75,976 for Class I Shares and $2,406 for Class II Shares and are reflected as fees waived by the Investment Adviser in the accompanying Statements of Operations. The Investment Adviser does not have the right to recoup these waived fees.

**Services Agreement:** Effective September 1, 2011, the Investment Adviser entered into a services agreement ("Services Agreement") for the Target Date Funds. Under the Services Agreement, Madison provides either directly or through outsourced arrangements all operational and support services of the Target Date Funds not provided under the Management Agreement discussed above. Under this Services Agreement, Madison receives a fee of 0.05% (annualized) of the average daily net assets of each Target Date Fund. In exchange for the aforementioned fee, Madison is responsible for paying all of the funds' fees and expenses, other than (i) the management fee (described above), (ii) fees related to the funds' portfolio holdings (such as brokerage commissions, interest on loans, etc.), (iii) acquired fund fees, and (iv) extraordinary or non-recurring fees (such as fees and costs relating to any temporary line of credit the funds may maintain for emergency or extraordinary purposes). The direct expenses of the funds' independent Trustees and independent auditors are paid out of this fee by the Target Date Funds. Pursuant to the Services Agreement, Madison has also agreed, until April 30, 2014, to waive

## Notes to Financial Statements (unaudited)

and/or reimburse investment management fees and/or its services fee to the extent necessary to limit each Target Date Fund's total operating expenses and underlying fees and expenses to 0.65% of average daily net assets. In applying this waiver, Madison must utilize good faith estimates of the fees and expenses of the underlying funds. The Investment Adviser does not have the right to recoup these waived fees.

**Distribution Agreement:** MFD Distributor, LLC ("MFD") serves as distributor of the funds. The Trust adopted a distribution and service plan with respect to the Trust's Class II shares pursuant to Rule 12b-1 under the 1940 Act. Under the plan, the Trust will pay a service fee with regard to Class II shares at an annual rate of 0.25% of each fund's daily net assets. MFD arranges to provide compensation to others that provide distribution and shareholder servicing services to the funds and their shareholders. Fees incurred by the funds under the plan are detailed in the Statements of Operations.

MFD may from time to time voluntarily agree to waive a portion of its fees or expenses related to the funds. In this regard, the distributor waived a portion of 12b-1 fees on the Money Market Class II shares for the purpose of maintaining a one-day yield of zero. For the six month period ended June 30, 2013, the waivers totaled $1,791 and are reflected as fees waived in the Statements of Operations. Neither MFD nor the Investment Adviser has the right to recoup these waived fees.

MFD changed its name from Mosaic Funds Distributor, LLC on February 1, 2013.

**Other Expenses:** Except as provided below, in addition to the management fee, the Trust is responsible for fees of the disinterested trustees, brokerage commissions and other expenses incurred in connection with the acquisition or disposition of investments, costs of borrowing money, expenses for independent audits, any potential taxes owed and extraordinary expenses as approved by a majority of Independent Trustees. Effective September 1, 2011, the fees for the disinterested trustees and independent audits are paid out of the Services Agreement fee (noted above) for the Target Date Funds.

Certain officers and trustees of the Trust are also officers of the Investment Adviser. The funds do not compensate their officers or affiliated trustees. Unaffiliated trustees receive from the Trust an attendance fee for each Board meeting attended. The Nominating and Governance Committee of the Board may change these fees at any time.

### 4. DIVIDENDS FROM NET INCOME AND DISTRIBUTIONS OF CAPITAL GAINS

The Money Market Fund declares dividends from net investment income and net realized gains from investment transactions, if any, daily, and net realized gains from investment transactions, if any, annually, which are reinvested in additional full and fractional shares of the fund. The funds declare dividends from net investment income and net realized gains from investment transactions, if any, annually, which are reinvested in additional full and fractional shares of the respective funds.

Income and capital gain distributions, if any, are determined in accordance with federal income tax regulations, which may differ from accounting principles generally accepted in the United States of America. Taxable distributions from income and realized capital gains of the funds may differ from book amounts earned during the period due to differences in the timing of capital gains recognition, and due to the reclassification of certain gains or losses from capital to income.

### 5. SECURITIES TRANSACTIONS

For the six month period ended June 30, 2013, aggregate cost of purchases and proceeds from sales of securities, other than short-term investments, were as follows:

## Notes to Financial Statements (unaudited)

| Fund | U.S. Government Securities | | Other Investment Securities | |
|---|---|---|---|---|
| | Purchases | Sales | Purchases | Sales |
| Conservative Allocation | $ – | $ – | $ 59,778,786 | $ 62,887,514 |
| Moderate Allocation | – | – | 92,714,769 | 103,843,026 |
| Aggressive Allocation | – | – | 52,073,262 | 54,873,592 |
| Core Bond | 13,907,483 | 18,633,830 | 11,229,973 | 14,675,776 |
| High Income | – | – | 10,003,179 | 12,476,763 |
| Diversified Income | 8,033,502 | 10,513,727 | 26,656,712 | 46,343,831 |
| Large Cap Value | – | – | 83,250,900 | 114,127,377 |
| Large Cap Growth | – | – | 129,622,124 | 160,474,835 |
| Mid Cap | – | – | 38,372,666 | 75,466,343 |
| Small Cap | – | – | 1,419,869 | 2,232,616 |
| International Stock | – | – | 20,265,282 | 26,415,087 |
| Madison Target Retirement 2020 | – | – | 39,827,432 | 32,504,736 |
| Madison Target Retirement 2030 | – | – | 47,726,442 | 37,308,905 |
| Madison Target Retirement 2040 | – | – | 37,987,245 | 31,659,015 |
| Madison Target Retirement 2050 | – | – | 11,702,833 | 7,573,700 |

## 6. FOREIGN SECURITIES

Each fund may invest in foreign securities; however, the Money Market Fund is limited to U.S. dollar-denominated foreign money market securities. Foreign securities include American Depositary Receipts ("ADRs"), European Depositary Receipts ("EDRs"), Global Depositary Receipts ("GDRs"), Swedish Depositary Receipts ("SDRs") and foreign money market securities. Dollar-denominated securities that are part of the Merrill Lynch U.S. Domestic Master Index are not considered a foreign security.

Certain funds have reclaim receivable balances, in which the funds are due a reclaim on the taxes that have been paid to some foreign jurisdictions. The values of all reclaims are not significant for any of the funds and are reflected in Other Assets on the Statements of Assets and Liabilities. These receivables are reviewed to ensure the current receivable balance is reflective of the amount deemed to be collectable.

## 7. SECURITIES LENDING

Each fund, except the Target Allocation, Money Market, Small Cap and Target Retirement Funds, entered into a Securities Lending Agreement (the "Agreement") with State Street Bank and Trust Company ("State Street"). Under the terms of the Agreement, the funds may lend portfolio securities to qualified borrowers in order to earn additional income. The Agreement requires that loans are collateralized at all times by cash or other liquid assets at least equal to 102% of the value of the securities, which is determined on a daily basis. Amounts earned as interest on investments of cash collateral, net of rebates and fees, if any, are included in the Statements of Operations. The primary risk associated with securities lending is if the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, the funds could experience delays and costs in recovering securities loaned or in gaining access to the collateral.

At June 30, 2013, none of the funds had securities out on loan.

## Notes to Financial Statements (unaudited)

### 8. FEDERAL INCOME TAX INFORMATION

For federal income tax purposes, the funds listed below have capital loss carryforwards as of December 31, 2012, which are available to offset future capital gains, if any.

| Fund | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | No Expiration-Short Term |
|---|---|---|---|---|---|---|---|
| Conservative Allocation | $ – | $ – | $ – | $ – | $ 2,386,143 | $ – | $ – |
| Moderate Allocation | – | – | – | 9,202,459 | 20,811,527 | 9,937,108 | – |
| Aggressive Allocation | – | – | – | 329,267 | 6,205,447 | 6,513,626 | – |
| Money Market | – | – | – | – | – | – | – |
| Core Bond | 1,445,891 | 816,322 | 228,563 | – | 9,584,651 | 346,309 | – |
| High Income | – | – | – | 3,871,343 | 4,641,635 | – | – |
| Diversified Income | – | – | – | – | 24,898,540 | – | – |
| Large Cap Value | – | – | – | 30,899,868 | 41,852,552 | – | – |
| Large Cap Growth | – | – | – | – | 11,561,675 | – | – |
| Mid Cap | – | – | – | 23,007,112 | 38,369,131 | – | – |
| Small Cap | – | – | – | 810,060 | 106,162 | – | – |
| International Stock | – | – | 751,246 | 8,819,661 | 21,825,302 | 1,915,037 | 1,197,463 |
| Madison Target Retirement 2020 | – | – | – | – | – | – | – |
| Madison Target Retirement 2030 | – | – | – | – | – | – | – |
| Madison Target Retirement 2040 | – | – | – | – | – | – | – |
| Madison Target Retirement 2050 | – | – | – | – | – | – | – |

Included in the net capital loss carryforwards for Mid Cap Fund, Small Cap Fund and International Stock Fund is $23,007,112, $810,060 and $9,802,327, respectively, of capital loss carryforwards subject to certain limitations upon availability, to offset future gains, if any, as the successor of a merger. These acquired losses are included in the total losses available noted above.

At June 30, 2013, the aggregate gross unrealized appreciation/depreciation and net unrealized appreciation (depreciation) for all securities as computed on a federal income tax basis for each fund were as follows:

| Fund | Appreciation | Depreciation | Net |
|---|---|---|---|
| Conservative Allocation | $13,131,465 | $ 1,894,056 | $11,237,409 |
| Moderate Allocation | 47,397,828 | 1,960,713 | 45,437,115 |
| Aggressive Allocation | 22,474,467 | 510,880 | 21,963,587 |
| Core Bond | 23,445,583 | 4,786,437 | 18,659,146 |
| High Income | 1,488,560 | 570,625 | 917,935 |
| Diversified Income | 73,234,010 | 3,398,713 | 69,835,297 |
| Large Cap Value | 128,990,456 | 2,970,957 | 126,019,499 |
| Large Cap Growth | 81,250,985 | 3,597,128 | 77,653,857 |
| Mid Cap | 104,536,228 | 1,923,993 | 102,612,235 |
| Small Cap | 4,145,192 | 68,245 | 4,076,947 |
| International Stock | 18,944,876 | 1,797,497 | 17,147,379 |
| Madison Target Retirement 2020 | 3,398,410 | 570,483 | 2,827,927 |
| Madison Target Retirement 2030 | 6,175,351 | 551,421 | 5,623,930 |
| Madison Target Retirement 2040 | 5,251,760 | 322,323 | 4,929,437 |
| Madison Target Retirement 2050 | 854,441 | 28,948 | 825,493 |

The differences between cost amounts for book purposes and tax purposes are primarily due to the tax deferral of losses.

## Notes to Financial Statements (unaudited)

### 9. CONCENTRATION OF RISK

Investing in certain financial instruments, including forward foreign currency contracts, involves certain risks. Risks associated with these instruments include potential for an illiquid secondary market for the instruments or inability of counterparties to perform under the terms of the contracts, changes in the value of foreign currency relative to the U.S. dollar and financial statement volatility resulting from an imperfect correlation between the movements in the prices of the instruments and the prices of the underlying securities and interest rates being hedged. The International Stock Fund may enter into these contracts primarily to protect these funds from adverse currency movements.

Investing in foreign securities involves certain risks not necessarily found in U.S. markets. These include, but are not limited to, risks associated with adverse changes in economic, political, regulatory and other conditions, changes in currency exchange rates, exchange control regulations, expropriation of assets or nationalization, imposition of withholding taxes on dividend or interest payments or capital gains, and possible difficulty in obtaining and enforcing judgments against foreign entities. Further, issuers of foreign securities are subject to different, and often less comprehensive, accounting, reporting and disclosure requirements than domestic issuers.

The High Income Fund invests in securities offering high current income which generally will include bonds in the below investment grade categories of recognized ratings agencies (so-called "junk bonds"). These securities generally involve more credit risk than securities in the higher rating categories. In addition, the trading market for high yield securities may be relatively less liquid than the market for higher-rated securities. The High Income Fund generally invests at least 80% of its net assets in high yield securities.

The Target Allocation Funds and Target Date Funds are fund of funds, meaning that they invest primarily in the shares of other registered investment companies (the "underlying funds"), including exchange traded funds ("ETFs"). Thus, each fund's investment performance and its ability to achieve its investment goal are directly related to the performance of the underlying funds in which it invests; and the underlying fund's performance, in turn, depends on the particular securities in which that underlying fund invests and the expenses of that fund. Accordingly, these funds are subject to the risks of the underlying funds in direct proportion to the allocation of their respective assets among the underlying funds.

Additionally, the Target Allocation Funds and Target Date Funds are subject to asset allocation risk and manager risk. Manager risk (i.e., fund selection risk) is the risk that the fund(s) selected to fulfill a particular asset class underperforms its peers. Asset allocation risk is the risk that the allocation of the fund's assets among the various asset classes and market segments will cause the fund to underperform other funds with a similar investment objective.

While investments in stocks and bonds have been keystones in wealth building and management, at times these investments have produced surprises. Those who enjoyed growth and income of their investments generally were rewarded for the risks they took by investing in the markets. Although the Investment Adviser seeks to appropriately address and manage the risks identified and disclosed to you in connection with the management of the securities in the funds, you should understand that the very nature of the securities markets includes the possibility that there may be additional risks of which we are not aware. We certainly seek to identify all applicable risks and then appropriately address the, take appropriate action to reasonably manage them and, of course, to make you aware of them so you can determine if they exceed your risk tolerance. Nevertheless, the often volatile nature of the securities markets and the global economy in which we work suggests that the risk of the unknown is something to consider in connection with an investment in securities. Unforeseen events could under certain circumstances produce a material loss of the value of some or all of the securities we manage for you in the funds.

## Notes to Financial Statements (unaudited)

Please see the most current version of the fund's prospectus(es) for a more detailed discussion of risks associated with investing in the funds.

### 10. CAPITAL SHARES AND AFFILIATED OWNERSHIP

All capital shares outstanding at June 30, 2013, are owned by separate investment accounts and/or pension plans of CMFG Life Insurance Company.

The Target Allocation Funds invest in underlying funds, of which certain underlying funds (the "affiliated underlying funds"), may be deemed to be under common control because of the same Board of Trustees. Madison Funds' historical financial information is available to you at no cost on the Securities and Exchange Commission's website at www.sec.gov, by calling 1-800-877-6089 or by visiting the Madison Funds' website at www.madisonfunds.com. A summary of the transactions with each affiliated underlying fund as of June 30, 2013 follows:

| Fund/Underlying Fund | Balance of Shares Held at 12/31/12 | Gross Additions | Gross Sales | Balance of Shares Held at 6/30/13 | Value at 6/30/13 | Realized Gain (Loss) | Distributions Received[1] |
|---|---|---|---|---|---|---|---|
| **Conservative Allocation Fund** | | | | | | | |
| Madison High Quality Bond Fund Class Y | 1,641,621 | 120,189 | 67,084 | 1,694,726 | $ 18,641,986 | $ 24,821 | $ 129,323 |
| Madison Core Bond Fund Class Y | 1,904,243 | 292,012 | 150,397 | 2,045,858 | 20,847,295 | (13,255) | 256,517 |
| Madison Corporate Bond Fund Class Y | 1,277,935 | – | – | 1,277,935 | 14,261,751 | – | 174,402 |
| Madison High Income Fund Class Y | 1,737,052 | 34,532 | 611,204 | 1,160,380 | 8,018,227 | 431,261 | 278,772 |
| Madison Equity Income Fund Class Y | 958,772 | – | 469,803 | 488,969 | 4,713,666 | 11,226 | 228,128 |
| Madison Large Cap Value Fund Class Y | 1,076,398 | 95,975 | 42,735 | 1,129,638 | 17,690,130 | 144,009 | – |
| Madison Disciplined Equity Fund Class Y | 980,883 | 304,159 | 133,885 | 1,151,157 | 17,267,348 | 324,594 | 149,925 |
| Madison Large Cap Growth Fund Class Y | 407,511 | 37,298 | 46,985 | 397,824 | 7,578,547 | 352,793 | – |
| Madison International Stock Fund Class Y | 592,560 | – | 65,308 | 527,252 | 6,121,390 | 125,759 | – |
| Totals | | | | | $115,140,340 | $1,401,208 | $1,217,067 |
| | | | | | | | |
| **Moderate Allocation Fund** | | | | | | | |
| Madison High Quality Bond Fund Class Y | 1,393,750 | 79,166 | 35,714 | 1,437,202 | $ 15,809,220 | $ 13,929 | $ 111,338 |
| Madison Core Bond Fund Class Y | 2,405,616 | 106,680 | 185,493 | 2,326,803 | 23,710,120 | 141,078 | 317,104 |
| Madison High Income Fund Class Y | 2,455,877 | 23,544 | 1,216,788 | 1,262,633 | 8,724,797 | 1,405,321 | 316,036 |
| Madison Equity Income Fund Class Y | 1,319,334 | – | 944,871 | 374,463 | 3,609,821 | (62,770) | 255,191 |
| Madison Large Cap Value Fund Class Y | 2,356,806 | 125,664 | – | 2,482,470 | 38,875,473 | – | – |
| Madison Disciplined Equity Fund Class Y | 2,220,189 | 95,324 | – | 2,315,513 | 34,732,700 | – | 273,826 |
| Madison Large Cap Growth Fund Class Y | 1,513,868 | 122,092 | 83,490 | 1,552,470 | 29,574,544 | 254,236 | – |
| Madison Mid Cap Fund Class Y | 2,263,279 | 17,952 | 119,904 | 2,161,327 | 19,106,128 | 188,062 | – |
| Madison Small Cap Fund Class Y | 619,710 | 30,628 | 277,446 | 372,892 | 4,963,190 | 1,181,435 | – |
| Madison Northroad International Fund Class Y | 1,378,003 | – | 87,218 | 1,290,785 | 13,940,481 | 108,308 | 1 |
| Madison International Stock Fund Class Y | 708,463 | – | 11,561 | 696,902 | 8,091,026 | 45,089 | – |
| Totals | | | | | $201,137,500 | $3,274,688 | $1,273,496 |

[1] Distributions received include distributions from net investment income and from capital gains from the underlying funds.

## Notes to Financial Statements (unaudited)

| Fund/Underlying Fund | Balance of Shares Held at 12/31/12 | Gross Additions | Gross Sales | Balance of Shares Held at 6/30/13 | Value at 6/30/13 | Realized Gain (Loss) | Distributions Received[1] |
|---|---|---|---|---|---|---|---|
| **Aggressive Allocation Fund** | | | | | | | |
| Madison High Income Fund Class Y | 429,563 | 244,714 | 431,835 | 242,442 | $ 1,675,271 | $ 612,077 | $ 39,078 |
| Madison Equity Income Fund Class Y | 333,863 | – | 333,863 | – | – | (50,114) | 15,115 |
| Madison Large Cap Value Fund Class Y | 1,180,844 | 68,855 | 45,407 | 1,204,292 | 18,859,217 | 82,211 | – |
| Madison Disciplined Equity Fund Class Y | 1,236,305 | 81,986 | 306,075 | 1,012,216 | 15,183,244 | 1,155,007 | 155,897 |
| Madison Large Cap Growth Fund Class Y | 618,663 | 225,913 | 48,609 | 795,967 | 15,163,181 | 80,836 | – |
| Madison Mid Cap Fund Class Y | 1,544,805 | 115,952 | 94,707 | 1,566,050 | 13,843,881 | 113,460 | – |
| Madison Small Cap Fund Class Y | 255,585, | 38,285 | 15,924 | 277,946 | 3,699,468 | 67,038 | – |
| Madison Northroad International Fund Class Y | 492,632 | 35,779 | 41,444 | 486,967 | 5,259,241 | 49,467 | – |
| Madison International Stock Fund Class Y | 321,305 | 33,585 | 60,233 | 494,657 | 3,420,968 | 208,685 | – |
| Totals | | | | | $77,104,471 | $2,318,667 | $210,090 |

[1] Distributions received include distributions from net investment income and from capital gains from the underlying funds.

## 11. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the funds through the date the financial statements were available for issue.

The Trust is aware of litigation relating to attempts by certain fixed income security-holders of Lyondell Chemical company (LYO) to retrieve proceeds from the sale by equity security-holders of LYO shares occurring pursuant to its acquisition by merger in December 2007. The Midcap Fund received proceeds of approximately $1,574,400 from the sale of its LYO equity securities in December 2007. The Trust has not been named as a defendant in this litigation as of the date of this report.

No other events have taken place that meet the definition of a subsequent event that require adjustment to, or disclosure in the financial statements.

## Other Information (unaudited)

### FUND EXPENSES PAID BY SHAREHOLDERS

As a shareholder of the funds, you pay no transaction costs, but do incur ongoing costs which include management fees; disinterested trustee fees; brokerage commissions and other expenses incurred in connection with the acquisition or disposition of investments; costs of borrowing money; expenses for independent audits, taxes, and extraordinary expenses as approved by a majority of the disinterested trustees. The examples in the table that follows are intended to help you understand your ongoing costs (in dollars) of investing in the funds and to compare these costs with the ongoing costs of investing in other mutual funds.

The examples below are based on an investment of $1,000 invested at the beginning of the period and held for the entire six month period ended June 30, 2013. Expenses paid during the period in the table below are equal to each fund's annualized expense ratio, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half fiscal year period).

### Actual Expenses

The table below provides information about actual account values using actual expenses and actual returns for the funds. You may use the information in this table, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the table for the fund you own under the heading entitled "Actual" to estimate the expenses you paid on your account during this period.

| | CLASS I | | | | | CLASS II | | |
| Fund | Beginning Account Value | Ending Account Value | Annual Expense Ratio | Expenses Paid During Period | | Ending Account Value | Annual Expense Ratio | Expenses Paid During Period |
|---|---|---|---|---|---|---|---|---|
| Conservative Allocation | $1,000 | $1,015.80 | 0.31% | $1.55 | | $1,014.50 | 0.56% | $2.80 |
| Moderate Allocation | 1,000 | 1,054.30 | 0.31% | 1.58 | | 1,053.00 | 0.56% | 2.85 |
| Aggressive Allocation | 1,000 | 1,081.70 | 0.31% | 1.60 | | 1,080.40 | 0.56% | 2.89 |
| Money Market | 1,000 | 1,000.00 | 0.13% | 0.64 | | 1,000.00 | 0.13% | 0.64 |
| Core Bond | 1,000 | 977.30 | 0.56% | 2.75 | | 976.10 | 0.81% | 3.97 |
| High Income | 1,000 | 1,000.20 | 0.76% | 3.77 | | 999.00 | 1.01% | 5.01 |
| Diversified Income | 1,000 | 1,077.50 | 0.71% | 3.66 | | 1,076.20 | 0.96% | 4.94 |
| Large Cap Value | 1,000 | 1,136.90 | 0.61% | 3.23 | | 1,135.50 | 0.86% | 4.55 |
| Large Cap Growth | 1,000 | 1,101.00 | 0.81% | 4.22 | | 1,099.60 | 1.06% | 5.52 |
| Mid Cap | 1,000 | 1,124.30 | 0.91% | 4.79 | | 1,122.90 | 1.16% | 6.11 |
| Small Cap | 1,000 | 1,139.30 | 1.11% | 5.89 | | 1,137.90 | 1.36% | 7.21 |
| International Stock | 1,000 | 1,027.00 | 1.21% | 6.08 | | 1,025.70 | 1.46% | 7.33 |
| Madison Target Retirement 2020 | 1,000 | 1,036.70 | 0.30% | 1.51 | | | | |
| Madison Target Retirement 2030 | 1,000 | 1,060.50 | 0.30% | 1.53 | | | | |
| Madison Target Retirement 2040 | 1,000 | 1,073.20 | 0.30% | 1.54 | | | | |
| Madison Target Retirement 2050 | 1,000 | 1,087.10 | 0.30% | 1.55 | | | | |

## Other Information (unaudited)

### Hypothetical Example for Comparison Purposes

The table also provides information about hypothetical account values and hypothetical expenses based on the funds' actual expense ratios and an assumed rate of return of 5% per year before expenses, which are not the funds' actual returns. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the funds and other funds. To do so, compare the 5% hypothetical example of the funds you own with the 5% hypothetical examples that appear in the shareholder reports of other similar funds.

| Fund | CLASS I | | | | CLASS II | | |
|------|---------|---|---|---|----------|---|---|
| | Beginning Account Value | Ending Account Value | Annual Expense Ratio | Expenses Paid During Period | Ending Account Value | Annual Expense Ratio | Expenses Paid During Period |
| Conservative Allocation | $1,000 | $1,023.26 | 0.31% | $1.56 | $1,022.02 | 0.56% | $2.81 |
| Moderate Allocation | 1,000 | 1,023.26 | 0.31% | 1.56 | 1,022.02 | 0.56% | 2.81 |
| Aggressive Allocation | 1,000 | 1,023.26 | 0.31% | 1.56 | 1,022.02 | 0.56% | 2.81 |
| Money Market | 1,000 | 1,024.15 | 0.13% | 0.65 | 1,024.15 | 0.13% | 0.65 |
| Core Bond | 1,000 | 1,022.02 | 0.56% | 2.81 | 1,020,78 | 0.81% | 4.06 |
| High Income | 1,000 | 1,021.03 | 0.76% | 3.81 | 1,019.79 | 1.01% | 5.06 |
| Diversified Income | 1,000 | 1,021.27 | 0.71% | 3.56 | 1,020.03 | 0.96% | 4.81 |
| Large Cap Value | 1,000 | 1,012.77 | 0.61% | 3.06 | 1,020.53 | 0.86% | 4.31 |
| Large Cap Growth | 1,000 | 1,020.78 | 0.81% | 4.06 | 1,019.54 | 1.06% | 5.31 |
| Mid Cap | 1,000 | 1,020.28 | 0.91% | 4.56 | 1,019.04 | 1.16% | 5.81 |
| Small Cap | 1,000 | 1,019.29 | 1.11% | 5.56 | 1,018.05 | 1.36% | 6.81 |
| International Stock | 1,000 | 1,018.79 | 1.21% | 6.06 | 1,017.55 | 1.46% | 7.30 |
| Madison Target Retirement 2020 | 1,000 | 1,023.31 | 0.30% | 1.51 | | | |
| Madison Target Retirement 2030 | 1,000 | 1,023.31 | 0.30% | 1.51 | | | |
| Madison Target Retirement 2040 | 1,000 | 1,023.31 | 0.30% | 1.51 | | | |
| Madison Target Retirement 2050 | 1,000 | 1,023.31 | 0.30% | 1.51 | | | |

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any separate account fees, charges, or expenses imposed by the variable annuity or variable life insurance contracts, or retirement and pension plans that use the funds. The information provided in the hypothetical example table is useful in comparing ongoing fund costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these fees, charges or expenses were included, your costs would have been higher.

### AVAILABILITY OF QUARTERLY PORTFOLIO SCHEDULES

The Trust files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. Form N-Q is available to shareholders at no cost on the SEC's website at www.sec.gov. Form N-Q may also be reviewed and copied at the Commission's Public Reference Room in Washington, DC. More information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090. Form N-Q and other information about the Trust are available on the EDGAR database on the SEC's Internet site at www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

## Other Information (unaudited)

**PROXY VOTING POLICIES, PROCEDURES AND RECORDS**

A description of the policies and procedures used by the Trust to vote proxies related to portfolio securities is available to shareholders at no cost on the SEC's website at www.sec.gov and is also located in the funds' Statement of Additional Information. The proxy voting records for the Trust for the most recent twelve-month period ended June 30 are available to shareholders at no cost on the SEC's website at www.sec.gov.

**FORWARD-LOOKING STATEMENT DISCLOSURE**

One of our most important responsibilities as investment company managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as "estimate," "may," "will," "expect," "believe," "plan" and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or after forward-looking statements as a result of new information, future events, or otherwise.

SEC File Number: 811-04815

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